


06012050

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolfson Microelectronics

*CURRENT ADDRESS

PROCESSED
MAR 3 0 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34753 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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wolfson® microelectronics

Annual Review Summary Financial Statement 2005

AR/S 12-31-05


[THINKING]


[DELIVERING]


[SUSTAINING]

Annual revenue and operating profit ($000)

Year	Operating profit	Revenue
2005	[illegible]	166,558
2004	[illegible]	119,294
2003	[illegible]	75,735
2002	[illegible]	33,681

Operating net cash inflow ($000)

Year	Operating net cash inflow
2005	42,510
2004	8,695
2003	4,802
2002	3,465

Summary of profit and costs (as a % of revenue)

Year	R&D expenses	Distribution, selling and admin expenses	Operating profit	Gross margin
2005	12.9%	14.5%	22.8%	50.2%
2004	13.8%	22.7%	12.8%	49.3%
2003	12.4%	17.7%	16.7%	46.8%
2002	14.6%	21.7%	10.6%	46.9%

- Revenues increased by 40% to $166.6m (2004: $119.3m)
- Pre-tax profits increased by 156% to $38.7m (2004: $15.1m)
- Gross margin improved for the second year running to 50.2% (2004: 49.3%)
- Fully diluted earnings per share increased to 24.95 cents (2004: 9.17 cents)
- Operating net cash inflow increased to $42.5m (2004: $8.7m)
- Net cash balance at 31 December 2005 was $65.2m (31 Dec 2004: $23.8m)
- Revenues from portable segment doubled to $108m (2004: $54m)
- Strong growth of 100% achieved in multimedia mobile handset market
- Continued increase in customer base in Japan
- Over 90 products in the portfolio (2004: 80)

I am pleased to report that in 2005, the second full year as a publicly listed company, Wolfson has again increased revenues and profit substantially.

While annual results have grown steadily year on year over the last few years, it is particularly notable that we grew dramatically in the second half of 2005. This was due in part to the seasonality of our business, but also, and we believe more importantly, to our strong position in a burgeoning market segment.

Summary of half yearly revenues and operating profit ($000)


Operating profit Revenue
H2:05
102,808
H1:05
63,750
H2:04
62,384
H1:04
56,910
H2:03
46,482
H1:03
29,253
H2:02
20,582
H1:02
13,099

Our recent order intake and current backlog* along with a strong flow of new products and design wins lead us to believe that this growth is not an anomaly: we expect, with a normal seasonal pattern to consolidate on, and grow from, these higher operating levels in 2006.

I would like to address briefly three important aspects, that lead us to believe that the Company is well positioned to grow.

The Digital Revolution

We are all experiencing the dramatic impact of digital electronic technology. From communications to entertainment by way of security, transport, medicine and commerce the technology is extending our capabilities and widening our experiences.

The facilitator of this digital revolution is the ongoing improvement of basic semiconductor process technology which enables production, at ever lower cost, of devices with increased complexity and lower power consumption for data processing and storage. These semiconductor components – silicon chips – in turn enable the introduction of a wide range of products – such as mobile phones – that serve vast consumer markets. Capabilities that a few years ago were available only to corporations, and were housed in

* As of 31 January 2006



air conditioned facilities and cost millions, are now available to the general public and can be carried about in a pocket.

Wolfson may not make data processing and storage chips but in the case of a mobile phone for instance, and many other digital devices, we do make a small but equally vital piece of the whole. This takes the processed, stored, transmitted digital signal and turns it back in to something you can hear or see.

Wolfson is allied with and dedicated to the digital revolution. We believe that this digital revolution is still in its early stages of its development and that is a sobering thought.

Our Customers

From the beginning, as a designer of customer defined circuits, Wolfson has had a close technical interaction with its customers, a characteristic carried over into our current role as a merchant supplier of products for the broad digital consumer market. Our relationship with our customers and the way in which we have developed our product range is one of the underlying principles of Wolfson's success. To be a leader and compete effectively, Wolfson must continuously develop products with the innovative functions, features and efficiencies demanded in a fast changing marketplace. In doing this we must look not only at the next generation of end products but also at the generation beyond. As a result, Wolfson has formed close technical relationships with its customers. We work with them developing new technology to meet both their current product requirements and establish future end market needs. In this way, Wolfson defines its future product development plans, aiming to produce products which can be used across a broad range of applications by many customers.

'Team Wolfson'

In my 2003 Chairman's Statement, I said that 'Team Wolfson' was the world class foundation on which the company is built. That remains the case today. 'Team Wolfson' is all about quality not quantity (although the team has grown considerably since 2003 and continues to do so to meet the increased demand for our products).

'Team Wolfson' strives for excellence across all disciplines, not just design engineering. New product definition, requiring a blend of technical innovation and customer interaction, is a critical element of success supported by a dedicated group of experienced engineers. Other technical functions, including test, product and quality engineering aim to meet the highest standards of product quality. Our sales people around the globe are experts in the different regional markets in which we operate. We have a dedicated customer service department and a skilled applications team to assist customers with commercial and engineering issues, alongside a highly efficient operations department responsible for the manufacture and supply of our products worldwide. We continue to interface closely with the centres of excellence in several universities to provide a steady supply of the brightest graduates and to attract talent from many sources around the world. The key to the success of 'Team Wolfson' is the integration of the essential technical and commercial skills of our outstanding people.

Looking Forward

At the beginning of my report, I showed how half year rather than full year figures better described our current financial performance. On an annual basis the picture is one of smooth inexorable growth which belies the dynamics of the business. However, the semiconductor business is very fluid with short term fluctuations produced by seasonal and market variations, with customers rarely providing more than a few months' visibility of their forecast requirements. It is for these reasons that technology companies tend to provide the market with trading information on a more frequent basis than we have done historically. As a result, the Board has decided that the Company's communications with its shareholders would be more effective in future if we report on a quarterly basis rather than the current half yearly basis. We will instigate this from the beginning of 2006.

With our continued focus on customer needs and the dedication of our highly competent team, we believe Wolfson is well positioned to build on our design win achievements and expand our first class product line to meet the future needs of the digital revolution.

We thank you for your continued support.

John Carey 31 January 2006
Chairman

The rapid expansion of the digital consumer electronics market helped fuel strong growth for Wolfson in 2005, with our chips at the heart of an increasing array of leading brand products across the industry. The trend towards higher performance audio and the expanding world of digital multimedia content continues to generate new feature-rich digital hardware devices, which require the technologies and products that we supply.

Our Business

Wolfson supplies high performance mixed-signal integrated circuits (ICs). These chips are used to convert real world analogue signals into digital signals for storing and processing digital information. Similarly, our ICs are used for converting digital signals into the analogue signals required for us to experience sound and images. We specify and design, manufacture them through subcontract relationships, and sell worldwide to manufacturers of digital consumer electronic products. Wolfson has established a strong brand reputation for its audio products which are used in applications such as MP3 and personal media players, digital cameras, games consoles, digital TVs and sound systems.

The Market

The market for our products is driven by demand for evermore complex digital consumer electronic devices. Manufacturers are seizing the opportunities created by advanced digital semiconductor technology in imaging, sound and video reproduction and communications. This year has seen a particularly notable expansion of MP3 use, as well as extension of that capability into cameras and mobile phones. Other emerging markets which have contributed this year, and hold considerable future promise, include flat screen televisions, digital radio, GPS and Bluetooth headsets. Automotive applications also offer substantial potential for the company, as digital in-car entertainment systems become widely adopted.

Despite the diversity of products already available, the market is still at an early stage. The wider use of the internet to provide media content directly to end devices has only just begun. Plans to provide television via the internet indicate the types of services that are expected to become common place. Higher speed internet connectivity will also soon allow efficient download of high definition video media.

These services will not be just for the home, but will also be for those on the move. The mobile phone has become multifunctional with an ever wider range of services provided by operators. And more is to come. MP3 audio capability and high definition cameras are becoming standard and some of the next generation phones will be capable of receiving TV signals and other video media. These new possibilities are driving demand for a whole host of new consumer products which in turn offer an opportunity for Wolfson technology and devices.







During 2005, sales into multimedia mobile phone applications have more than doubled and now represent 13% of revenue.

Review of the Year

The Company grew substantially in 2005, benefiting particularly from the strong demand for portable digital products. Seasonality of demand saw the first half only slightly ahead of the second half of 2004, with the main revenue surge occurring in the latter part of the year. The seasonal pattern was amplified by the second half launch of three highly successful products, the Sony PSP™ Playstation Portable device, the Apple iPod Nano and the Apple Video iPod*. At the same time, a widening range of applications and a broader customer base contributed to Wolfson's growth and provide a strong foundation for our future business development.

A majority of the major consumer electronic manufacturers now use Wolfson ICs in at least one of their products. Particularly encouraging has been penetration of leading Japanese manufacturers, traditionally trendsetters in consumer electronics. But substantial progress has also been made across all the major geographic markets. Revenues by application are as shown, with portable audio the largest segment representing 27% of sales followed by multifunction peripherals and multimedia mobile phones each representing 13% of sales. Our top 20 end customers continue to account for over 65% of revenue with no end customer accounting for more than 20% of revenues in 2005.

Portable:

Revenues in the portable business segment doubled to $108m (2004: $54m) due to the proliferation of portable consumer products. The largest application was MP3 players where the company supplies several leading manufacturers. Digital cameras continue to be a significant market, where sound recording enhances the video capability of many high performance products. And most recently we have seen an increase in sales to mobile phone manufacturers, who are including hi-fi quality audio output for an MP3 function or to accompany the download of TV and video media. We have also benefited from the incorporation of PDA-like email and computer facilities into smart phones. Multimedia mobile phones now represent the second largest contribution to portable revenues. We have also noted expansion in GPS products for cars and hand held applications.

Consumer Audio:

Consumer audio revenues were $33m in 2005 (2004: $39m), but this decline, attributable to traditional DVD sales into China (now only 8% of revenues), masks growth in a range of exciting new applications such as flat screen TV and automotive entertainment. We continue to provide products for higher performance DVD players, as well as DVD recorders, PVRs and set top decoders. We also increased our involvement in 2005 with the automotive industry, supplying products to a number of in-car entertainment system manufacturers. If DVD sales are excluded, revenues in the consumer audio segment grew by 60% during the year. Wolfson's highest performance ICs are used by some of the world's leading hi-fi manufacturers. During 2005, we released our first advanced interface products targeted at the fast-emerging flat screen and high-definition TV market.

Revenues by application in 2005 (%)

Portable Audio (26.7%)
MFP (12.9%)
Multimedia Phone (12.9%)
Games Consoles (10.8%)
DVD (7.9%)
GPS (4.3%)
PDA (3.8%)
PC (3.8%)
DSC (2.7%)
Flat Screen TV (1.8%)
Digital Radio (1.3%)
Bluetooth Headsets (1.3%)
PVR (1.2%)
Audio Visual (1.0%)
Scanner (1.0%)
CD (0.9%)
Automotive (0.5%)
Video Camera (0.2%)

* Apple and iPod are trademarks of Apple Computer, Inc., registered in the US and other countries.

This year, new technology for lower power battery operated products was successfully developed and introduced.

Digital Imaging:

2005 imaging revenues remained virtually unchanged at $26m, reflecting Wolfson's high penetration into the scanning and printing equipment sectors, often referred to as multifunction peripherals (MFPs). Our technology in this area is highly respected by all the major manufacturers and is now being adopted in a new generation of high speed digital copiers.

Manufacturing

Wolfson is a fabless manufacturer and subcontracts all product fabrication, assembly and test. The advantages of this business model include access to world class manufacturing without the need for high capital investment and manufacturing support costs. As a result we can focus on our core competencies of product definition, design and marketing. The Company utilises several foundries and assembly and test facilities, mostly in South East Asia. The Company has successfully secured adequate manufacturing capacity to meet expected unit volume growth for the foreseeable future. Wolfson also operates a product distribution centre in Malaysia to expedite product shipments to Asia Pacific customers.

Research and Development

The Company's portfolio of products has increased to over 90 during the year. Continued innovation in new circuit techniques and the effective design execution of new products are at the heart of Wolfson's existence. Meeting customer needs precisely and quickly enables us to win in highly competitive consumer markets.

This year, new technology for lower power battery operated products was successfully developed and introduced by Wolfson in some of its latest products. For multi-channel surround sound systems, we launched new products providing digital amplification. In the portable area, optimised products for mobile phones, digital cameras and games consoles were developed. Good progress was made on the development of the integrated sound and power strategy and we are on schedule to launch the first products in the second half of 2006. We believe that the quality and depth of experience of the engineering team provides Wolfson with a clear and enduring competitive advantage. Unlike highly codified and accessible digital device development, high performance analogue and mixed-signal circuits require unique, innovative inputs from designers, often based on tacit knowledge gleaned through teamwork among experienced peers. It can take many years to establish the core expertise and the environment in which these skills can grow. Wolfson has been developing such chips for over 10 years and was previously a design house specialising in mixed-signal design. In 2005, we continued to develop our technical capabilities, increasing our design team by 20% and adding to related engineering functions in test, product, applications and quality engineering. The number of engineers directly involved in product development increased in 2005 to 122 from 107 at the end of last year, and engineering spending rose 31% to $21m (2004: $16m).

Sales and Marketing

Wolfson customers are found worldwide but most, especially high-profile consumer goods from European and American brands, increasingly use Asia as a manufacturing centre. Accordingly, we focus our sales and technical support in Asia Pacific with strategic customer support in USA and Europe. We have offices in the US, Taiwan, Japan, Korea, China and Singapore. Each office is staffed by experienced country nationals providing sales, field applications, quality and customer services. In addition, we are setting up an office in India to provide support to potential customers in the area. To streamline logistics, Wolfson also supplies many customers through a network of independent distributors.

Intellectual Property

As part of Wolfson's product development activities, the Company invests substantial resources in the development of intellectual property and, at present, has 40 patents granted or in progress.

David Milne 31 January 2006
CEO



The digital consumer market is a 21st century success story, thanks to innovators like Wolfson. Our portfolio of mixed-signal semiconductors generate outstanding sound quality and increased performance for a whole host of exciting devices, including MP3 players, mobile phones, PDAs, digital cameras, DVD players and high-end audio systems.

Driven by a passion for engineering, a thirst for innovation, Wolfson aims to be at the forefront of industry thinking. Today, we see the results of our vision, a company capable of delivering high quality products to the world's leading consumer electronics companies.

Our success has not been by accident; we're not in the world's leading devices by chance. We're there because our customers recognise that we bring something special to the party. We bring knowledge and skills, we bring insight and innovation. We also bring some of the best people in the business. It's an irresistible package.

That's why Wolfson is a success. And why we believe we're capable of sustaining it in the future.





Analogue mixed-signal integrated circuit design is a specialised but significant part of the semiconductor business. It is characterised, not by huge development teams on multiple continents, not by hugely expensive computer systems, but by small, dedicated teams of engineers with the ability to understand – and manipulate – the unique characteristics of semiconductor devices.

This is the culture of Wolfson. Calling on more than 20 years' experience in chip R&D, our understanding of the technology with which we work is, we believe, second to none in the industry.

Many of our computer-aided design tools are developed internally at Wolfson, not just because it is cheaper, but because it provides us with a real competitive edge when it comes to designing and simulating how a device is going to perform in the real world.

'Team Wolfson' is dominated by our desire to work together to create world class solutions for customer applications. We develop long term roadmaps full of innovative solutions that meet the needs of a wide market. But we go beyond that. We work to identify and anticipate industry trends, ensuring we have the right products today and, more importantly, tomorrow.

Our ethos of talking engineer-to-engineer is central to our relationship with our key customers. We complement this technical know-how with a team of marketing and applications engineers who, together, develop the themes and specifications for the new product development roadmap.

Add to this our genuine passion for the work that we do and you have the reasons why we consistently produce products that are chosen by many of the world's leading consumer electronics companies. It is this passion which means that we don't just design and evaluate our products in the laboratory, we are also keenly involved in assessing their qualitative performance. If it is an audio device, we want to hear what it sounds like, if it is a video device, we want to see the image it produces. And although none of this will be obvious on a device specification, it is this attention to detail, this passion for engineering, that we believe ultimately leads to long term success.

Being at the cutting edge of the consumer electronics revolution isn't easy. Striving for reduced power consumption and improving performance is challenging, especially when tempered by commercial imperatives. But we do it; continually, pushing back the technology barriers to create successful products for amazingly successful devices in the portable appliance market, the home entertainment sector and beyond.

REVENUES INCREASED BY 40% TO $166.6M (2004: $119.3M)





The digital consumer market is currently experiencing explosive growth. To exploit the opportunities ahead, we have developed a foundation of technologies and focused on a set of core products that appeal to a broad cross section of the market. As the market evolves, Wolfson is continuing to develop more highly-integrated analogue intensive solutions, to initially appeal to those companies that drive the business forward; thereafter finding a home in the mass market as the industry matures.

Wolfson is, first and foremost, a mixed-signal technology company. Our strength in digital audio has propelled us to the forefront of the digital consumer electronics revolution. But we do not rest there. We must continue to innovate and that means introducing products that allow our customers to set new benchmarks in quality and performance, for both audio and video.

The WM8985, introduced at the end of 2005, was one such product, integrating new Class D amplifier technology to significantly reduce the power consumption of the device when driving headphones. Another was Wolfson's first entry into the video signal processing market. Introduced in early 2005, our new audio CODEC devices, the stereo WM8980 and the mono WM8982, feature a video buffer that allows a wide range of portable devices, such as a mobile phone, to connect directly to a television set. Our video signal processing products will, we believe, become an increasingly important partner for our industry leading audio portfolio.

The depth of engineering talent within Wolfson extends beyond the silicon designer. Delivering millions of devices every week takes a team with a wide range of specialist skills. For example, each and every one of Wolfson's products is tested to ensure that it will meet our exacting standards of performance and reliability. Backed up by ISO9001 certification, this ensures that when we go into a market for the first time, such as our recent successes in the automotive industry, our products stand up to the rigours of the demanding new environment.

Of course, 'Team Wolfson' is more than just the engineering team. Our customers not only demand world class products, they also expect world class support. Wolfson's strategy is to localise technical and commercial support wherever our key customers are based. Each and every Wolfson facility is equipped with a test laboratory which, in many cases, is not only used by our own staff, but also by our customers to debug and test their new products. This ensures that the ongoing technical engagement with our customers is maintained, engineer to engineer.

With the opening of our distribution hub in Malaysia, and backed up by an extensive number of partners to distribute our products, Wolfson aims to continue to uphold its track record of excellence in providing a high quality service for all our customers.

500


wolfson
microelectronics

Silicon integration is an idea that has been floating around the industry for a number of years now. Lately, the focus for some has been on System on a Chip (SoC) products which, essentially, bring everything together on a single chip. We believe that this approach stifles innovation and can create more problems than it solves.

With SoC, performance is distinctly compromised and the length of time it takes to engineer new products slows down their introduction to the market. For those companies looking to remain at the forefront of the industry – and that includes every one of our customers – this can be a compromise too far.

At Wolfson, our strategy of integrating mixed-signal technology allows us to optimise cost, maintain the highest performance and consolidate our position, we believe, as one of the most innovative companies in the mixed-signal industry. A key step in the evolution of this strategy is our recently announced ISP Integrated Sound and Power™ product family. This advanced range will provide an optimised audio-plus power management device that uses mixed-signal technology to sit alongside wholly digital products. This allows each device to use the appropriate semiconductor process technology, without compromising cost, performance or time-to-market.

Maintaining growth requires constant improvement from our existing team. But it also needs us to invest in the people who will drive the business forward in the future. We take this very seriously indeed, not least because it can take up to ten years to train the next generation of mixed-signal design engineers. That's why we are committed to supporting local higher educational establishments including undergraduate and postgraduate sponsorship programmes. And why we play our part in the community, for example sponsoring the Edinburgh International Science Festival in its aim to promote Edinburgh as a world leader in science and technology.

The market for consumer electronics products has changed out of all recognition over the last few years. Advances in digital technology have opened up many new frontiers and created exciting new products that we have readily integrated into our daily lives. Many new advances are yet to come and, while it can be difficult to predict what will next catch the imagination of the consumer, one thing is for certain.

We all live in the real world, where we see the pictures and hear the sound. The requirement to bridge the gap between the digital and the real world should ensure a place for Wolfson's technology and for our products in the future.

[CORPORATE SOCIAL RESPONSIBILITY]

Wolfson is accountable to its shareholders and is responsible to a group of stakeholders that includes employees, customers and suppliers. But we are also accountable to the wider community in which we operate, which is why we are dedicated to supplying our products in a manner consistent with high environmental and ethical standards. These principles form an integral part of our management processes throughout the world and can be summarised under the following broad headlines.

Environment

Policy and objectives

We have a policy of environmental responsibility, consistent with local legislation and protocols. We require our suppliers to conform to the requirements of ISO14001, the Montreal Protocol for substances that deplete the ozone layer, and relevant local legislation to ensure control and/or elimination of materials recognised as hazardous. We also provide facilities for the recycling of waste materials and encourage our suppliers to do the same.

Environmental management and reporting

Having attained ISO14001 accreditation in 2005, we have established a programme of targets and objectives to ensure we continually improve in this area and prevent pollution. We have adopted the EIA (Electronics Industry Alliance) Materials Declaration Guide, an industry consensus on material bans, restrictions and disclosures. Where applicable, Wolfson requires its suppliers to complete and submit a chemical survey form to demonstrate that they do not use what are internationally considered to be harmful materials.

In 2005, Wolfson offered its products with lead-free terminal plating that is compatible with both conventional and lead-free soldering processes. All of Wolfson's products are available in versions designated as lead-free or green. These versions are fully compliant with the EC Directive on Restriction of Hazardous Substances. A number of our customers have reviewed our environmental policies and have certified Wolfson as being compliant with their stringent environmental standards.

Ethical business practices

Our goal is to ensure that the products we supply are manufactured by our subcontractors to internationally recognised ethical and environmental standards. Our key suppliers must confirm in writing that they meet these standards. Just as importantly, all Wolfson employees are expected to behave ethically when working for the Company and this is reflected in our staff policies.

Employees

Our success depends on the quality of the people we employ and, as such, we seek to attract, train and develop the best talent from the UK and overseas. It is our policy to treat all employees in a manner consistent with local employment legislation, fairly and equally, within a safe and healthy work environment. For a company to qualify as our subcontractor, Wolfson requires them to extend similar conditions to their employees.

We invest significantly in training and development activities and most employees participate in some form of training or development every year.

Equal Opportunities

Wolfson is committed to the principle of equal opportunity in employment.

Health & Safety

We take our legal responsibilities for safety very seriously and we are committed to maintaining the well-being, safety and welfare of our employees. We also ensure that we offer a safe environment for visitors and subcontractors while they are on our premises.

Local community

Wolfson believes that it is important to make a positive contribution to the communities in which we operate. Our community relations programme includes donations to and sponsorship of a wide range of local community activities, including education, sport and the arts. We provide an ongoing scholarship programme for engineering degree students at Edinburgh University and provide sponsorship for postgraduate research fellowships. As well as providing financial support, this programme includes placements for work experience and project work within Wolfson.

In 2005, Wolfson enabled a local athlete to train on a full time basis and provided sponsorship for the Edinburgh International Film Festival. We also provide matching sponsorship to employees who undertake fundraising activities for charities and seek to support employees who volunteer in local community activities.

Charitable donations

In 2005, Wolfson supported charitable and community activities, including scholarship programmes, with donations and sponsorships totalling $197,000.

MAKING A POSITIVE CONTRIBUTION




wolfson



SUMMARY FINANCIAL STATEMENT

The Summary Financial Statement on pages 21 to 26, including the Summary Directors' Remuneration Report on pages 24 to 26, are summaries of information contained in the Annual Report and Accounts 2005.

The aim is to provide shareholders with the key financial information in a clear and concise manner. For this reason, the Summary Financial Statement does not contain all the information required to give a full understanding of the results and state of affairs of the Group.

The Directors' Report, the Directors' Remuneration Report, the full accounts and the independent Auditors' report on those accounts, which is unqualified, are contained in the Annual Report and Accounts 2005. Copies may be obtained free of charge from the Company's registered office as noted on page 28.

Principal activities

The Group is principally engaged in the design, manufacture and supply of high performance mixed-signal integrated circuits.

Review of activities and future developments

A review of the Group's activities and of the future development of the Group is contained in the summary operating review on pages 4 to 7.

Dividends

The Company intends to continue to retain future earnings for the development and expansion of the business. Accordingly it does not intend paying a dividend for the current year but this will be kept under regular review.

Summary Corporate Governance Statement

The Board is committed to maintaining high standards of corporate governance throughout the Group and therefore to apply, where they are deemed appropriate, the principles of corporate governance set out in the Combined Code (the "Code").

The Group has complied, throughout the financial year ended 31 December 2005, with the provisions set out in Section 1 of the Code except that, for the entire year, at least half the Board, excluding the Chairman, did not comprise non-executive directors determined by the Board to be independent. (Code provision A.3.2). The Board considers that it has an appropriate number of directors, who amongst them have the appropriate range of skills and experience given the size and complexity of the Group. The Board's view is that the independent directors are of sufficient calibre and number that their views carry sufficient weight and influence on the Board's decision making.

A statement explaining our governance policies and practices is given in the Annual Report and Accounts 2005.

Directors

The directors of the Company during the financial year were:

D John Carey (age 69)
Chairman ✣

Alastair David Milne (age 63)
Chief Executive Officer and Managing Director ✣

James Robert Craig Reid (age 51)
Chief Technical Officer and Business Development Director

George Reginald Elliott (age 53)
Chief Financial Officer and Finance Director

John Martin Urwin (age 45)
Operations Director

Barry Michael Rose (age 60)
Non-executive Director ✣ ❊ ★

Ross King Graham (age 58)
Non-executive Director ✣ ❊ ★

Robert Laurence Eckelmann (age 49)
Non-executive Director ✣ ❊ ★

✣ member of the Nomination Committee
❊ member of the Audit Committee
★ member of the Remuneration Committee

Basis of preparation

The Summary Financial Statement and the full accounts of the Group and the Company have been prepared in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union ("adopted IFRS"). The full accounts for the year ended 31 December 2005, which are contained in the Annual Report and Accounts 2005, are the first annual financial statements of the Group and the Company prepared in accordance with IFRS.

The auditors' report on the full accounts for the year ended 31 December 2005 was unqualified and did not include a statement under section 237(2) or section 237(3) of the Companies Act 1985.

Statement of the independent auditors to the members of Wolfson Microelectronics plc pursuant to section 251 of the Companies Act 1985

We have examined the summary financial statement set out on pages 21 to 26.

This statement is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review and Summary Financial Statement with the full annual financial statements and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our examination in accordance with Bulletin 1999/6, 'The auditor's statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group's full annual financial statements describes the basis of our audit opinion on those financial statements.

Opinion

In our opinion the summary financial statement is consistent with the full annual financial statements and the directors' remuneration report of Wolfson Microelectronics plc for the year ended 31 December 2005 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Edinburgh

31 January 2006

	2005 $000	2004 $000
Revenue	166,558	119,294
Cost of sales	(83,012)	(60,530)
Gross profit	83,546	58,764
Distribution and selling costs	(15,277)	(14,118)
Research and development expenses	(21,467)	(16,447)
Administrative expenses	(8,834)	(12,938)
Operating profit	37,968	15,261
Financial income	2,557	1,649
Financial expenses	(1,840)	(1,816)
Net financing income / (costs)	717	(167)
Profit before tax	38,685	15,094
Income tax expense	(9,651)	(4,490)
Profit for the year attributable to equity holders of the parent	29,034	10,604
Basic earnings per share (cents)	26.26	9.89
Diluted earnings per share (cents)	24.95	9.17

	As at 31 December 2005 $000	As at 31 December 2004 $000
ASSETS		
Property, plant and equipment	**30,217**	29,197
Intangible assets	**732**	703
Deferred tax assets	**8,683**	11,244
Total non-current assets	**39,632**	41,144
Inventories	**15,924**	17,964
Income tax receivable	**1,288**	2,720
Trade and other receivables	**34,174**	18,939
Short-term deposits	**39,840**	-
Cash and cash equivalents	**41,135**	44,232
Total current assets	**132,361**	83,855
Total assets	**171,993**	124,999
EQUITY		
Issued capital	**187**	180
Share premium account	**50,538**	49,142
Capital redemption reserve	**497**	497
Retained earnings	**72,231**	34,843
Total equity attributable to equity holders of the parent	**123,453**	84,662
LIABILITIES		
Interest-bearing loans and borrowings	**14,933**	18,170
Employee benefits	**7,250**	7,930
Total non-current liabilities	**22,183**	26,100
Interest-bearing loans and borrowings	**880**	2,266
Trade and other payables	**25,477**	11,971
Total current liabilities	**26,357**	14,237
Total liabilities	**48,540**	40,337
Total equity and liabilities	**171,993**	124,999

Approved by the Board of Directors on 31 January 2006 and signed on its behalf by:

AD Milne
Director

GR Elliott
Director

	2005 $000	2004 $000
Cash flows from operating activities		
Operating profit before changes in working capital	44,288	21,575
Decrease / (increase) in inventories	2,040	(9,105)
Increase in trade and other receivables	(14,781)	(1,929)
Increase in trade and other payables	11,513	671
(Decrease) / increase in employee benefits	(1,313)	203
Cash generated from the operations	41,747	11,415
Income taxes received / (paid)	763	(2,720)
Net cash inflow from operating activities	42,510	8,695
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment	-	10
Interest received	1,545	1,320
Acquisition of property, plant and equipment	(4,411)	(10,636)
Amounts placed on short-term deposits	(39,840)	-
Net cash outflow from investing activities	(42,706)	(9,306)
Cash flows from financing activities		
Proceeds from the issue of share capital	1,403	1,309
Interest paid	(871)	(1,236)
Repayment of borrowings and finance lease liabilities	(3,193)	(2,513)
Net cash outflow from financing activities	(2,661)	(2,440)
Net decrease in cash and cash equivalents	(2,857)	(3,051)
Cash and cash equivalents at start of year	44,232	46,474
Effect of exchange rate fluctuations on cash held	(240)	809
Cash and cash equivalents at end of year	41,135	44,232
Cash and cash equivalents at end of year	41,135	44,232
Short-term deposits at end of year	39,840	-
Total cash and short-term deposits at end of year	80,975	44,232

The full report on directors' remuneration complies with The Directors' Remuneration Report Regulations 2002 and is set out on pages 15 to 22 of the Annual Report and Accounts 2005. This summary report contains information regarding directors' remuneration.

Remuneration policy

The Remuneration Committee, which normally meets at least twice a year, has the delegated responsibility for making recommendations to the Board on the policy for remuneration of executive directors and senior management, for reviewing the performance of executive directors and senior management and for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the Remuneration Committee's terms of reference, no director may participate in discussions relating to his or her own terms and conditions of service or remuneration.

The Committee's aim is to offer remuneration packages that will attract, motivate and retain highly talented individuals to promote the future success of the Company. Accordingly, the objective is to design packages that are consistent with shareholder objectives, promote long term retention, enable executives to share in Wolfson's success, and be fair and competitive. We believe that our objectives can best be achieved by paying a mixture of performance-related and non-performance-related remuneration. The Committee reviews the overall remuneration package, separating out short term and long term incentives. It considers that the purpose of a long term incentive scheme is two-fold: to promote retention and to allow the participant to share in the Company's success. This is achieved as set out below.

Remuneration packages are reviewed annually by the Committee.

Policy for executive remuneration in 2006

The Committee has reviewed industry trends in remuneration practice for senior executives and the remuneration practices of similar and competitor companies. It appointed Pinsent Masons to advise it and was also informed by a variety of industry remuneration reviews and surveys. The Committee concluded that, in order to meet the Company's objectives, executive remuneration would continue to consist of a mixture of performance-related and non-performance-related remuneration but that certain changes were desirable in the form of the long term incentive in particular. Executive directors and the senior management team will receive a combination of basic salary, management incentive scheme (see below), pension and benefits in kind. The basic salary is the only pensionable portion of the remuneration package.

In 2006, the management incentive scheme consists of a cash bonus scheme and it is proposed to introduce, subject to shareholder approval, a new long term incentive plan (LTIP) which is share based. The LTIP is intended to replace the existing executive share option schemes.

Cash bonus. The cash bonus in 2006 is non-contractual and non-pensionable and applies to the Group's executive directors and senior management team. Target performance would result in a payment of a bonus of 50% of salary with a sliding scale of payments around this figure according to the performance actually achieved. The overall cash bonus payment is capped at one times salary for each participant.

In 2006, 50% of the participant's bonus will relate to the Company's financial performance and 50% will be conditional on achieving defined personal objectives related to the development of the business or particular aspects of it.

The Committee has set demanding financial and personal targets under this scheme for 2006. As this is considered to be commercially sensitive information, the targets will be the subject of a commentary in next year's report.

New share based LTIP. Shareholder approval is being sought at an EGM of the Company on 16 February 2006 for the introduction of a new share based LTIP. The LTIP would comprise a performance share plan (PSP) and an Executive Share Ownership Plan (ExSOP), both of which will be subject to appropriately demanding performance requirements.

In 2006 the maximum award under the proposed LTIP schemes would (other than in exceptional circumstances) be 100% of salary, this being split 25% under the PSP scheme and 75% under the ExSOP. In both cases the vesting period would be three years and the proportion vesting would be determined by relation to the performance requirements. The metrics of each are described below.

The primary purpose of the proposed PSP is to retain and motivate key executives. Under the proposed PSP, the award would be in the form of deferred free shares to the value of 25% of salary. Participants would derive the whole value of shares finally determined as vesting under the PSP. At the end of three years the proportion vesting would be decided on a sliding scale by reference to the Company's performance against growing its gross revenues subject to exceeding a minimum net margin over the period. The net margin will be calculated by reference to the Company's net operating profits excluding currency retranslation costs and before adjustments relating to share based payment expenses.

25% of the maximum PSP award would vest provided (a) the minimum net margin requirement is achieved; and (b) a minimum threshold for growth in revenues is achieved. From that threshold, vesting would be on a sliding scale up to a maximum of 100% of the award.

The growth in gross revenues will be calculated over the 3 year period on a compound basis. Gross revenue and net margins are key outcomes for Wolfson. They are already tracked by management and are metrics that actively influence management actions and plans. It is intended that the targets used will be declared when the PSP vests.

The primary purpose of the proposed ExSOP is to align the executive's interests with those of shareholders and to reward the executive for a strong performance by the Company. Under the proposed ExSOP, participants would, if performance targets are met, derive the growth in value of the vested shares (less the cost of funding the initial acquisition of these shares). The value of shares awarded would be limited to 75% of salary. The performance target set in relation to the 2006 award would relate to the real growth (i.e. growth above RPI) achieved over the three year period in adjusted earnings per share of the Company. For real growth of 15% per annum or higher, the participant would derive the growth in value of 100%, of the award shares; for real growth of 5%, 25% of the award shares; for real growth between these amounts, the percentage would be determined by straight line interpolation between these values. The participant would derive no growth in value of award shares for real growth below 5%.

Share ownership policy. In 2006 the Company has adopted a share ownership policy for executive directors and senior management. This encourages the individuals to build up and maintain a holding of shares in the Company at least equal in value to 100% of salary. Consistent with this, consideration will be given in 2006 to the creation of a share matching scheme.

Pensions

The Company has two pension schemes, one being a defined benefits scheme and the other being a defined contribution scheme. The former was closed to all new entrants after 2 July 2002. All the present executive directors participate in the Company's defined benefits scheme providing benefits based on final pensionable pay 1/60 th per year of employment. The current employer contribution rate is 12.7% and 6% is contributed by each employee.

Service contracts

The Company has entered into service contracts with each of its executive directors, none of which is for a fixed term. Such contracts are terminable by either party giving not less than 12 months' notice. The Company may in its absolute discretion terminate the employment of any of the executive directors at any time by making a payment in lieu of notice equivalent to the director's basic salary over any unexpired period of notice.

Non-executive directors

Each of the current non-executive directors has entered into a letter of appointment with the Company. All the letters of appointment are dated 25 September 2003 other than R Eckelmann's which is dated 1 November 2004. The letters of appointment are for a fixed term of three years and terminate automatically upon expiry of the fixed term. The Board may invite a non-executive director to serve for an additional period. Either party may terminate the appointment at any time by giving to the other not less than one month's notice. Each non-executive director's appointment may be terminated at any time without compensation in accordance with the Company's articles of association or the Companies Act 1985 or if the shareholders of the Company fail to re-elect him as a director. The remuneration of the non-executive directors is determined by the Board. However the non-executive directors do not participate in discussions about their own remuneration. Non-executive directors' fees are designed to be of a level to attract good quality candidates to the Board and to reflect the time commitment of directors. Fee levels are reviewed yearly and are set within the aggregate limits contained in the articles of association of the Company. The level of annual fee as at 31 December 2005 was £27,000 to each non-executive director. The chairman of the Board and of the Audit and Remuneration Committees also receive an additional annual fee of £5,000. With effect from 1 January 2006, the members of these committees will in addition receive £2,000 per committee membership, and the Senior Independent Non-executive Director will receive an additional £2,000 per annum. All fees are non pensionable, and there is no other remuneration save that the Company meets allowable expenses incurred on company business.

Performance graphs

The following graph charts the total cumulative shareholder return of the Company since 21 October 2003 when the Company listed on the London Stock Exchange compared to the FTSE All Share index, the Techmark index and the FTSE Technology Hardware and Equipment index. The FTSE All Share index is a broad equity market index but, given the Company's technology credentials, the Techmark index or the FTSE Technology Hardware and Equipment index could be considered equally relevant as a comparator.

Wolfson Microelectronics plc total shareholder return


180
160
140
120
100
80
60
40
20
Wolfson Microelectronics plc
FTSE Techmark All-share index
FTSE All-share index
FTSE Technology Hardware and Equipment index
16/12/03
16/03/04
16/06/04
16/09/04
16/12/04
16/03/05
16/06/05
16/09/05
16/12/05

Directors' remuneration

The total emoluments in respect of qualifying services of all persons who served as a director during the year ended 31 December 2005 were as shown below. Note that these amounts are expressed in US dollars, the Group's functional and reporting currency, though actually paid in sterling and the average exchange rate used in the year ended 31 December 2005 was $1.8287 to £1 (2004: $1.8206 to £1).

Directors' emoluments (US dollars)

	Year ended 31 December 2005 $000	Year ended 31 December 2004 $000
Total salary / fee	**1,185**	1,059
Total bonuses	**839**	227
Total benefits	**86**	84
Aggregate directors' emoluments for the year	**2,110**	1,370

Directors' emoluments (sterling)

	Year ended 31 December 2005 £000	Year ended 31 December 2004 £000
Total salary / fee	**648**	582
Total bonuses	**458**	122
Total benefits	**48**	48
Aggregate directors' emoluments for the year	**1,154**	752

During the year the aggregate gains (being the difference between the market price of the Company's shares on the days on which the options were exercised and the price actually paid for the shares) made by directors on the exercise of share options amounted to £4.6 million (approximately $8.4 million) (2004: £4.2 million; approximately $7.7 million).

Retirement benefits accrued to 4 directors under the defined benefit pension scheme in the year to 31 December 2005 (2004: 4 directors). A detailed analysis of directors' emoluments, pension entitlements, share interests and share options is given in the Directors' Remuneration Report on pages 15 to 22 of the Annual Report and Accounts 2005.

Registered number

SC089839

Principal Bankers

Bank of Scotland

The Mound
Edinburgh
EH1 1YZ

Auditors

KPMG Audit Plc

Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EG

Legal Advisers

Wilmer Cutler Pickering Hale & Dorr LLP

Alder Castle
10 Noble Street
London
EC2V 7QJ

Shepherd & Wedderburn WS

Saltire Court
20 Castle Terrace
Edinburgh
EH1 2ET

Registrar

Lloyds TSB Registrars

PO Box 28448
Finance House
Orchard Brae
Edinburgh
EH4 1WQ

Lloyds TSB Registrars offer a portfolio service which gives shareholders online access to information on their investments including balance movements and indicative share prices. See **www.shareview.co.uk** for further details.

For UK shareholders wishing to deal in their shares in Wolfson Microelectronics plc, one option is to use an internet and telephone dealing service available through Lloyds TSB Registrars. At the time of printing, commission is 0.5% with a minimum charge of £17.50 for internet dealing and £20 for telephone dealing. For internet sales, log on to **www.shareview.co.uk/dealing**
For telephone sales, call 0870 850 0852 between 8.30am – 4.30pm Monday to Friday. You will need your shareholder reference number shown on your share certificate.

Registered Office:

Wolfson Microelectronics plc

Westfield House
26 Westfield Road
Edinburgh
EH11 2QB
United Kingdom

Tel: +44 131 272 7000
Fax: +44 131 272 7001

Japan

Wolfson Microelectronics plc

6F Shinbashi 29 Mori Building
4-2-1 Shinbashi
Minato-ku
Tokyo 105-0004
Japan

Wolfson Microelectronics plc

6F Honmachi Executive Office,
3-5-3 Minami-Honmachi
Chuo-ku
Osaka 541-0054
Japan

North America

Wolfson Microelectronics, Inc.

16875 West Bernardo Drive
Suite 280
San Diego
CA 92127
USA

Wolfson Microelectronics, Inc.

245 First Street
Suite 1800
Cambridge
MA 02142
USA

Taiwan

Wolfson Microelectronics plc

2F, No. 39, Alley 20
Lane 407, Sec. 2
Tiding Boulevard
NeiHu District
114 Taipei
Taiwan

Korea

Wolfson Microelectronics plc

#502 Deokheung Building
1328-10, Seocho-Dong
Seocho-Gu
Seoul 137-858
South Korea

China

Wolfson Microelectronics plc

Room 1911
Cyber Times Tower A
Tianan Cyber Park
Futian District
Shenzhen
China

Wolfson Microelectronics plc

Unit E2
8F Zhao Fong Universe Building No. 1800
Zhongshan West Road
200233 Shanghai
China

Singapore

Wolfson Microelectronics Pte Ltd

#05-02 United Square
101 Thomson Road
Singapore 307951

eNews

Wolfson's Making Waves eNewsletter will keep you up-to-date with our latest product news, application tools and events. Registering for this service is easy at **www.wolfsonmicro.com/enews**



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

23rd March 2006

Notice of Annual General Meeting

Dear Shareholder

We are pleased to enclose our Notice of Annual General Meeting to be held on 26th April 2006 at 9.00 a.m. at our offices in Westfield House, 26 Westfield Road, Edinburgh EH11 2QB. We also enclose our 2005 Annual Report and Accounts.

As you may be aware, due to the introduction of new financial reporting standards, the length and complexity of the Company's accounts is increasing. Therefore, for the first time, the Company has produced an Annual Review and Summary Financial Statement for 2005. This is to address the needs of many of our shareholders who do not require such a detailed analysis of the Company's accounts and who are interested in receiving an overview of the Company's business. We hope that you find the 2005 Annual Review and Summary Financial Statement useful and informative.

Updates to 2005 Annual Report and Accounts

We would like to take this opportunity to provide an update to shareholders on matters which have occurred since 31st January 2006 (the date on which the 2005 Annual Report and Accounts were approved).

1. Updates to Directors' Remuneration Report

1.1 Extraordinary General Meeting

The Directors' Remuneration Report contained in the 2005 Annual Report and Accounts refers to an Extraordinary General Meeting of the Company (the "EGM") to be held on 16th February 2006. The EGM has been held and, at that meeting, shareholders passed the proposed resolutions approving and adopting the Wolfson Microelectronics 2006 Performance Share Plan and the Wolfson Microelectronics 2006 Executive Shared Ownership Plan. The Directors' Remuneration Report sets out more detail about these plans.

.../

1.2 Directors' shareholdings

The directors' interests in the Company's ordinary shares of 0.1 pence, which excludes interests under the share option schemes, are as set out below:

	At 1 January 2005	Shares acquired on exercise of share options (1 January 2005 – 31 December 2005)	Shares acquired (1 January 2005 – 31 December 2005)	Shares disposed (1 January 2005 – 31 December 2005)	At 31 December 2005	At 23 February 2006
	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares
DJ Carey	4,781,657	-	-	(100,000)	4,681,657	4,681,657
AD Milne	3,064,523	1,150,000	-	(956,400)	3,258,123	3,258,123
JRC Reid	1,790,300	120,000	-	(300,000)	[a]1,610,300	[c]1,410,300
JM Urwin	460,303	521,400	-	(360,000)	621,703	421,703
GR Elliott	9,523	600,000	-	(210,000)	399,523	199,523
BM Rose	23,809	-	-	-	23,809	23,809
RK Graham	11,324	-	-	-	[b]11,324	[b]11,324
R Eckelmann	-	-	15,000	-	15,000	15,000
	10,141,439	**2,391,400**	**15,000**	**(1,926,400)**	**10,621,439**	**10,021,439**

a Of these ordinary shares: 1,410,300 are held in the name of JRC Reid; 150,000 are held in the name of M Reid, JRC Reid's wife in her own name; 25,000 are held in the name of M Reid for A Reid, JRC Reid's son; and 25,000 are held in the name of M Reid for L Reid, JRC Reid's daughter.

b Of these ordinary shares: 9,524 are held in the name of RK Graham and 1,800 are held by a trust in which RK Graham has a third beneficial interest.

c The 200,000 ordinary shares disposed of were disposed of by M Reid, 150,000 of which were held in her name; 25,000 of which were held in her name for A Reid, JRC Reid's son; and 25,000 of which were held in her name for L Reid, JRC Reid's daughter.

2. *Update to the Directors' Report – Substantial Shareholdings*

As at 14th March 2006, the Company had been notified of the following interests in 3% or more of the ordinary share capital of the Company:

	Number of ordinary shares	%
DJ Carey	4,581,657	4.03%
AEGON UK plc	5,699,534	5.02%
Barclays PLC	3,431,601	3%

Yours faithfully
By order of the Board

Fiona Murdoch
Company Secretary

Registered Office

Westfield House
26 Westfield Road
Edinburgh EH11 2QB


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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

It contains the resolutions to be voted on at the Company's Annual General Meeting to be held on 26 April 2006. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your ordinary shares of 0.1 pence each in the Company, please forward this document and the form of proxy for use in relation to the Annual General Meeting of the Company as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your ordinary shares of 0.1 pence each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

The Annual General Meeting starts at 9.00 a.m. on 26 April 2006. However, the doors to the meeting will be open from 8.30 a.m. and you may wish to arrive by 8.45 a.m. to take your seat in good time for the start of the meeting.

Please see the attached explanatory notes for further details on the resolutions to be proposed at the Annual General Meeting.

Wolfson Microelectronics plc

(Incorporated and registered in Scotland with no. SC 089839)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Wolfson Microelectronics plc (the "Company") will be held at Westfield House, 26 Westfield Road, Edinburgh, EH11 2QB on 26 April 2006 at 9.00 a.m. for the transaction of the following business:

Ordinary Resolutions

To consider and, if thought fit, to pass Resolutions 1 to 7 (inclusive) as ordinary resolutions of the Company:

Resolution 1

To receive the accounts of the Company for the financial year ended 31 December 2005, together with the directors' report, the directors' remuneration report and the auditors' report on those accounts and that part of the directors' remuneration report which is required to be audited.

Resolution 2

To approve the directors' remuneration report as set out in the Annual Report and Accounts for the financial year ended 31 December 2005.

Resolution 3

To re-elect Barry Michael Rose as a director of the Company.

Resolution 4

To re-appoint KPMG Audit Plc as auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts of the Company are laid.

Resolution 5

To authorise the directors of the Company to determine the auditors' remuneration for the ensuing year.

Resolution 6

To increase the authorised share capital of the Company from £125,000.00 to £135,000.00 by the creation of 10,000,000 ordinary shares of 0.1 pence each ranking *pari passu* in all respects with the existing ordinary shares of 0.1 pence each in the capital of the Company.

Resolution 7

Subject to the passing of resolution 6 above, to authorise the directors of the Company generally and unconditionally pursuant to section 80 of the Companies Act 1985 (the "Act") (in substitution for all other existing authorities pursuant to section 80 of the Act to the extent not utilised at the date this Resolution is passed) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £13,907, such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007 provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the directors of the Company may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Special Resolutions

To consider and, if thought fit, to pass Resolutions 8 to 10 (inclusive) as special resolutions of the Company:

Resolution 8

Subject to the passing of Resolution 7 above, that the directors of the Company be and are hereby empowered to allot equity securities (as defined in section 94(2) to section 94(3A) of the Act) of the Company (in substitution for all other authorities pursuant to section 95 of the Act to the extent not utilised at the date this Resolution is passed) for cash pursuant to the authority conferred by Resolution 7 above as if section 89(1) of the Act or any pre-emption provisions contained in the Company's articles of association (the "Articles") did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors of the Company may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(ii) any other allotment (otherwise than pursuant to sub paragraph **(i)** of this Resolution) of equity securities up to an aggregate nominal amount of £5,674

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2007, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by Resolution 7 above" were omitted.

Resolution 9

That the Company is generally and unconditionally hereby authorised to make market purchases (within the meaning of section 163(3) of the Act) of any of its ordinary shares of 0.1 pence each ("ordinary shares") on such terms and in such manner as the directors of the Company may from time to time determine provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 11,349,502 representing approximately 10% of the issued share capital of the Company as at 14 March 2006;

(ii) the minimum price which may be paid for any such ordinary share is 0.1 pence, exclusive of the expenses of purchase (if any) payable by the Company;

(iii) the maximum price, exclusive of the expenses of purchase (if any) payable by the Company, which may be paid for any such ordinary share under this authority is an amount equal to 105% of the average of the middle market closing quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day of purchase; and

(iv) unless previously renewed, revoked or varied, the authority hereby conferred shall expire on the earlier of 15 months after the passing of this Resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2007, but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuant of any such contract.

Resolution 10

That the Articles be amended as follows:

(i) that new definitions be inserted in alphabetical order in Article 2:

""**address**" in relation to any electronic communication includes any number or address used for the purposes of such communication;

"**Board**" means the board of Directors for the time being of the Company or the Directors present at a duly convened meeting of Directors at which a quorum is present;

"**communication**" has the meaning given to it in the Electronic Communications Act 2000 and "electronic communications" shall be construed accordingly;

"**in writing**" means written or produced by any substitute for writing or partly one and partly another and, if the Board shall in its absolute discretion determine for any purpose or purposes under these Articles, subject to such terms and conditions as the Board may determine, electronic communications;"

(ii) that Article 9 be amended by adding in the third line of such article after the words "...pursuant thereto all unissued shares", the following: "in the Company and all (if any) shares in the Company held by or on behalf of it"

(iii) that Article 49.11 be amended by deleting part (b) of such Article in its entirety and replacing it with:

"**(b)** notwithstanding Article 49.5 an appointment of proxy in relation to the meeting may be deposited or received at any time not less than 48 hours before any new time appointed for holding the meeting"

(iv) that Articles 69 to 72 (inclusive) be deleted in their entirety and be replaced with the following:

"**69. Form of proxy**

69.1 An appointment of proxy shall be in writing and, if the Board in its absolute discretion determines, may be contained in an electronic communication, in any such case in any common form or in such form as the Board may approve and:

(a) if in writing but not contained in an electronic communication, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of an attorney or a duly authorised officer of the corporation; or

(b) in the case of an appointment contained in an electronic communication, submitted by or on behalf of the appointor, subject to such terms, limitations, conditions and restrictions and authenticated in such manner as the Board may in its absolute discretion determine.

The signature on such appointment need not be witnessed. Where an appointment of proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the appointment of proxy pursuant to the next following Article, failing which the appointment may be treated as invalid.

69.2 Receipt by the Company of an appointment of proxy shall not preclude a member from attending and voting in person at the meeting. A member may appoint more than one proxy to attend and vote on the same occasion.

70. Deposit or receipt of proxy

70.1 An appointment of proxy:

(a) in the case of an instrument in writing must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Registered Office) not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving communications:

(i) in the notice convening the meeting; or

(ii) in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid.

70.2 An appointment shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An appointment of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

70.3 An appointment of proxy not deposited, delivered or received in a manner so permitted shall be invalid. No appointment of proxy shall be valid after the expiry of 12 months from the date named in it as the date of its execution or the date of its submission, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date. When two or more valid appointments of proxy are delivered or received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution or submission) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

71. Rights of proxy

An appointment of proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting. The appointment of proxy shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit.

72. Revocation of proxy

A vote cast or demand for a poll made by proxy shall not be invalidated by the previous death or insanity of the member or by the revocation of the appointment of proxy or of the authority under which the appointment of proxy was made unless written notice of such death, insanity or revocation shall have been received by the Company at the Registered Office or at such other place or places or address as has or have been appointed for the deposit or receipt of appointment of proxy, at least three hours before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast."

By order of the Board

Fiona K Murdoch

Fiona Murdoch
Company Secretary

Registered Office

Westfield House
26 Westfield Road
Edinburgh EH11 2QB

23 March 2006

Notes

1 Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 24 April 2006 shall be entitled to attend and vote at this Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 24 April 2006 shall be disregarded in determining the rights of any person to attend or vote at this Annual General Meeting.

2 Any shareholder who is entitled to attend and vote at this Annual General Meeting is entitled to appoint a proxy to attend and, on a poll, vote on his or her behalf. A proxy need not be a shareholder of the Company. Completion and return of the form of proxy will not preclude a shareholder from attending and voting at this Annual General Meeting.

3 A form of proxy is enclosed which to be effective must be completed and received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, not later than 9.00 a.m. on 24 April 2006.

4 The following documents are available for inspection on any day (except Saturday, Sunday and Bank Holidays) up to and including the date of this Annual General Meeting during usual business hours at the registered office of the Company and at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ and will, on the date of this Annual General Meeting, be available for inspection at the meeting from 8.45 a.m. until the conclusion of the meeting:

(i) the register of interests of directors (and their family interests) in the share capital of the Company;

(ii) copies of all the service agreements and letters of appointment between the directors of the Company and the Company or any of its subsidiaries;

(iii) the Memorandum and current Articles of Association of the Company; and

(iv) the proposed new Articles of Association of the Company.

Explanatory Notes

Annual Report and Accounts (Resolution 1)

The directors of the Company (the "directors") are required by the Companies Act 1985 (as amended by The Directors' Remuneration Regulations 2002 (the "Regulations")) to lay before the Company at this Annual General Meeting the accounts of the Company for the financial year ended 31 December 2005, the report of the directors, the directors' remuneration report and the report of the Company's auditors on those accounts, and that part of the directors' remuneration report which is required to be audited.

Remuneration Report (Resolution 2)

In accordance with the Companies Act 1985 (as amended by the Regulations), shareholders are invited to approve the directors' remuneration report which is set out in full on pages 15 to 22 of the Annual Report and Accounts 2005. The directors' remuneration report includes details of the remuneration paid to directors and the Company's remuneration policy for its directors. In accordance with the Regulations, the vote of this resolution is advisory and no director's remuneration is conditional upon the passing of this resolution.

Re-election of director (Resolution 3)

The Articles require certain directors to retire by rotation from time to time. At the Annual General Meeting in 2003, Barry Michael Rose retired and was re-elected. At the Annual General Meeting in 2004, Dr. Alastair David Milne retired and was re-elected. Ross King Graham, who had been appointed by the Board as a non-executive director on 25 September 2003, also retired and was elected. At the Annual General Meeting in 2005, David John Carey, James Robert Craig Reid, John Martin Urwin, and George Reginald Elliott retired and were re-elected and Robert Laurence Eckelmann, who was appointed by the Board as a non-executive director on 1 November 2004, retired and was elected.

In accordance with the Articles, Barry Michael Rose now retires and makes himself eligible for re-election. Mr Rose's biography and age are contained on page 6 of the Company's Annual Report and Accounts 2005. Due to the valuable contribution which Mr Rose has made to date and which the Company expects him to make in the future, the board recommends his re-election.

Re-appointment of Auditors (Resolution 4)

The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Resolution 4 proposes the re-appointment of KPMG Audit Plc as auditors of the Company.

Remuneration of Auditors (Resolution 5)

Resolution 5 authorises the directors to determine the auditors' remuneration for the ensuing year.

Increase in authorised share capital (Resolution 6)

Resolution 6 seeks shareholders' authority to increase the authorised share capital of the Company from £125,000.00 to £135,000.00 by the creation of 10,000,000 ordinary shares, which represents an 8% increase in the authorised share capital of the Company. The reason for the increase is to give the Company sufficient authorised share capital to be able to issue shares in the future, subject to any restrictions under the Articles or the Companies Act 1985. As at 14 March 2006 the Company only had 11,504,976 authorised but unissued ordinary shares and when taking into account all share options that may be exercised this amount reduces to 3,907,835 ordinary shares. The directors have no current plans to allot and issue ordinary shares other than in respect of the exercise of share options by employees.

Authority to allot ordinary shares (Resolution 7)

Under section 80 of the Companies Act 1985, directors require shareholders' authority for allotment of shares. Shareholders last granted such general authority to the directors at the Annual General Meeting in 2005. Such authority will expire at the end of this Annual General Meeting and Resolution 7 seeks to renew it, although the directors have no current plans to utilise the authority.

Resolution 7 is subject to the passing of resolution 6. Accordingly, the references in this paragraph to the amount of authorised share capital assume that resolution 6 will be passed at this Annual General Meeting. Resolution 7 will be proposed as an ordinary resolution, to authorise the directors to allot generally relevant securities up to a maximum nominal value of £13,907 which is calculated based on the authorised share capital being increased to £135,000.00 and the unissued ordinary share capital of the Company, on a fully diluted basis, as at 14th March 2006. The amount of £13,907 represents 12.25% of the issued share capital of the Company as at 14 March 2006. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2007.

Authority to allot ordinary shares for cash (Resolution 8)

Under section 89 of the Companies Act 1985, if the directors wish to allot any of the unissued ordinary shares for cash they must in the first instance offer them to existing ordinary shareholders in proportion to their ordinary shareholding. There may be occasions, however, when the directors will need the flexibility to finance business opportunities by the issue of ordinary shares without a pre-emptive offer to existing ordinary shareholders. Shareholders last granted authority to the directors to disapply pre-emptive rights at the Annual General Meeting in 2005. Such authority will expire at the end of this Annual General Meeting and Resolution 8 seeks to renew it.

Resolution 8 imposes a limit of approximately 5% of the issued ordinary share capital as at 14 March 2006 on the issue of new shares and the sale of any treasury shares without first offering them to existing ordinary shareholders. Resolution 8 also seeks a disapplication of the pre-emption rights on a rights issue (or other pre-emptive type issue) so as so allow the directors to make exclusions or such other arrangements as may be appropriate to resolve legal or practical problems which, for example, might arise with overseas ordinary shareholders. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2007.

The directors have no present intention of using the authority proposed to be granted by Resolution 8.

Authority to purchase Company's own shares (Resolution 9)

In certain circumstances, subject to the provisions of the Companies Act 1985, it may be advantageous for the Company to purchase its own shares and Resolution 9 seeks authority from shareholders to do so up to a limit of approximately 10% of the issued share capital. Shareholders granted the directors authority for the Company to purchase its own shares, up to a limit of approximately 10% of the issued share capital of the Company, at the Annual General Meeting in 2005. Such authority will expire at the end of this Annual General Meeting. Resolution 9 seeks to renew this authority to give the Company flexibility to purchase its own shares.

The directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interest of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before deciding upon this course of action.

If the Company buys back any of its shares, the Companies Act 1985 (as amended by The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Treasury Shares Regulations")) allows the Company to have the choice of holding such shares in treasury (up to a limit of 10% of the issued share capital) or to cancel them or a combination of both. The Company has the option to resell for cash, transfer or cancel any treasury shares.

The directors believe it is advantageous for the Company to have this choice and the directors would consider holding any shares repurchased pursuant to Resolution 9 as treasury shares. The directors further believe that the holding of treasury shares will provide the Company with increased flexibility in managing its share capital. No voting rights would be exercised, or dividends paid, in respect of any treasury shares.

The authority sought by Resolution 9 will expire on the earlier of 15 months after the passing of the Resolution or the conclusion of the Annual General Meeting of the Company held in 2007. The directors intend to seek renewal of this power at subsequent Annual General Meetings.

As at 14 March 2006, there were options over 7,597,141 ordinary shares representing 6.69% of the then issued share capital of the Company. If the authority sought by Resolution 9 were exercised in full and all shares purchased by the Company were cancelled, these options would represent 7.43% of the issued share capital of the Company as at 14 March 2006.

The Company does not hold any shares in treasury as at 14 March 2006.

Amendment of the Articles (Resolution 10)

The Company proposes to amend the Articles to provide increased clarity to shareholders about the mechanics of appointing a proxy by electronic communications, should the directors decide to offer this facility in the future. If the Company decides to provide such a facility further details will be sent to shareholders at such time.

The Company also proposes to amend Article 9, which currently permits all unissued shares to be at the disposal of the directors, subject to restrictions by law and any resolution passed in a general meeting of the Company. The proposed amendment to Article 9 provides the directors with flexibility also to dispose of treasury shares, so far as permitted by law and by any resolution passed in a general meeting of the Company, if at any time in the future the Company holds treasury shares. Treasury shares are a company's own issued shares which it has purchased out of distributable profits but which it has not cancelled. The Company does not hold any treasury shares as at 14 March 2006 but the amendment to the Article covers any future change in this position.

Wolfson Microelectronics plc – Form of Proxy – Annual General Meeting

for use at the Annual General Meeting of the Company to be held at 26 Westfield Road, Edinburgh EH11 2QB, on 26 April 2006 at 9.00 a.m. or at any adjournment thereof.

I/We .... [BLOCK CAPITALS PLEASE]

of .... being (a) shareholder(s) of the Company entitled to vote at General Meetings

of the Company hereby appoint the Chairman of the Meeting or (see Note 1 below) ....

to act as my/our proxy and to vote as directed (or in the event that no direction is given to vote at his or her discretion) on my/our behalf at the Annual General Meeting to be held at 26 Westfield Road, Edinburgh, EH11 2QB on 26 April 2006 at 9.00 a.m. or at any adjournment thereof.

In the event of a poll I/we direct my/our proxy to vote on the resolutions set out in the Notice of Annual General Meeting as follows (for each resolution, mark "X" in the appropriate box below):

	ORDINARY RESOLUTIONS	**FOR**	**AGAINST**	**ABSTAIN**
1	To receive the accounts of the Company for the year ended 31 December 2005 together with the reports of the directors and auditors.			
2	To approve the directors' remuneration report set out in the Annual Report and Accounts 2005.			
3	To re-elect Barry Michael Rose as a director of the Company.			
4	To re-appoint KPMG Audit Plc as auditors of the Company.			
5	To authorise the directors of the Company to determine the remuneration of the auditors.			
6	To increase the authorised share capital of the Company to £135,000.			
7	To authorise the directors of the Company to allot relevant securities pursuant to Section 80 of the Companies Act 1985.			
	SPECIAL RESOLUTIONS			
8	To authorise the directors of the Company to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 or any pre-emption provisions contained in the Articles of Association did not apply.			
9	To authorise the Company to make market purchases of its ordinary shares of 0.1 pence each.			
10	To amend the Articles of Association of the Company with regard to the appointment of proxies electronically and the disposal of treasury shares by the directors of the Company.			

Please return this Form of Proxy, duly completed and signed, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA so as to be received not later than 48 hours before the time fixed for holding the Annual General Meeting (or adjourned meeting).

Dated .... 2006 Signed ....

(See Note 2 below) or Common Seal (See Note 3 below)

Notes:

1 A shareholder of the Company, entitled to attend and vote at the Annual General Meeting, may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A shareholder has the right to strike out the words "the Chairman of the Meeting or" and to insert, in block capitals, the full name of a person of his/her own choice in the space provided to act as his/her proxy, initialling the alteration. A proxy need not be a shareholder of the Company. The completion and return of the Form of Proxy will not preclude a shareholder from attending the Annual General Meeting, or at any adjournment thereof, and voting in person if they so wish.

2 In the case of joint holders, the signature of any one of them on the Form of Proxy will suffice, but the names of all should be shown. If more than one of the joint holders is present at the Annual General Meeting, whether in person or by proxy, that one of the joint holders whose name stands first in the Register of Members shall alone be entitled to vote.

3 In the case of a corporation, the Form of Proxy must be given under its Common Seal or under the hand of a duly authorised officer or attorney.

4 To be valid, the Form of Proxy, duly completed and signed, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA not later than 48 hours before the time fixed for holding the Annual General Meeting, or any adjournment thereof.

5 Any alterations made to the Form of Proxy must be initialled.

SECOND FOLD

BUSINESS RESPONSE SERVICE
Licence No. SEA10850



Lloyds TSB Registrars

The Causeway
West Sussex
WORTHING
BN99 6ZR

FIRST FOLD

THIRD FOLD AND TUCK IN



Annual Report and Accounts 2005

Registered number SC089839

I would like to address briefly three important aspects, that lead us to believe that the Company is well positioned to grow.

The Digital Revolution

We are all experiencing the dramatic impact of digital electronic technology. From communications to entertainment by way of security, transport, medicine and commerce the technology is extending our capabilities and widening our experiences.

The facilitator of this so called digital revolution is the ongoing improvement of basic semiconductor process technology which enables production, at ever lower cost, of increased complexity and lower power consumption data processing and storage components. These semiconductor components – silicon chips – in turn enable the introduction of a wide range of products – such as mobile phones – that serve vast consumer markets. Capabilities that a few years ago were available only to corporations, were housed in air conditioned facilities and cost millions, are now available to the general public and can be carried about in a pocket.

Wolfson does not make the aforementioned data processing and storage chips but in the case of a mobile phone for instance and many other digital devices we make a small but vital piece of the whole. This piece takes the processed, stored, transmitted digital signal and turns it back in to something you can hear or in some cases captures a sound and converts it to a digital signal.

Wolfson is allied with and dedicated to the digital revolution. We believe that this digital revolution is still in its early stages of its development and that is a sobering thought.

Our Customers

The genesis of Wolfson is its close technical interaction with its customers. Initially as a designer of customer defined circuits and more recently as a supplier of merchant market products for the broad digital consumer market. Our relationship with our customers and the way in which we have developed our broad product range is one of the principal reasons underlying Wolfson's success. To be a leader and continue to compete effectively, Wolfson must develop products with the new functions, features and efficiencies which will be demanded in a fast changing marketplace. We are looking not only at the next generation of end products but at the generation beyond that. As a result, Wolfson forms close technical relationships with its customers. We work with them, bringing new technology to an understanding of their product requirements in order to establish future end market requirements. In this way, Wolfson defines its future product development plans, aiming to produce products which can be used across a broad range of applications by many customers. The Wolfson–Customer relationship is an ongoing one with future products evolving from the continuing technical dialogue between Wolfson and its customers.

'Team Wolfson'

In my 2003 Chairman's Statement, I said that 'Team Wolfson' was world class and the foundation on which the Company is built. That remains the case today. 'Team Wolfson' is all about quality not quantity (although the team has grown considerably since 2003 and continues to do so to meet the increased demand for our products).

'Team Wolfson' strives for excellence across a number of disciplines, not only design engineering. New product definition, requiring a blend of technical innovation and customer interaction, is a critical element of the success of the Company supported by a dedicated group of experienced engineers. The other technical functions including test and product engineering together with quality engineering aim to meet the highest standards of product quality. Our sales people around the globe are experts in the different regional markets in which we operate. We have a dedicated customer service department and skilled applications team to assist customers with commercial and engineering issues, while we have a highly efficient operations department responsible for the manufacture and supply of our products to customers. We continue to interface closely with the centres of excellence in several universities to provide a steady supply of the brightest graduates and to attract talent from many sources around the world. The key to the success of 'Team Wolfson' is the integration of the essential technical and commercial skills of our outstanding people.

Looking Forward

At the beginning of my report, I showed how half year rather than full year figures better described our current financial performance. On an annual basis the picture is one of smooth inexorable growth which belies the dynamics of the business. However, the semiconductor business is very fluid with short term fluctuations produced by seasonal and market variations with customers rarely providing more than a few months' visibility of their forecast requirements. It is for these reasons that technology companies tend to provide the market with trading information on a more frequent basis than we have done historically. As a result, the Board has decided that the Company's communications with its shareholders would be more effective in future if we report on a quarterly basis rather than as currently on a half yearly basis. We will instigate this from the beginning of 2006.

From our continued focus on customer needs and the dedication of our highly competent team we believe Wolfson is well positioned to build on our design win achievements and expand our first class product line to meet the future needs of the digital revolution.

We thank you for your continued support.

John Carey
Chairman

Introduction

The rapid expansion of digital consumer electronics goods helped fuel strong 2005 growth, with Wolfson's chips at the heart of an increasing array of products from brand leaders across the industry. The trend towards higher performance audio in a wide range of applications is both driving demand for current Wolfson products and defining the requirements for future generations. And this expanding world of digital music and multimedia content continues to generate new feature rich digital hardware devices, which require the technologies and products that we supply.

Our Business

Wolfson supplies high performance mixed-signal integrated circuits (ICs). These chips are used to convert real world analogue signals into digital signals for storing and processing digital information. Similarly, our ICs are used for converting digital signals into the analogue signals required for us to experience sound and images. We specify and design, manufacture them through subcontract relationships, and sell worldwide to a broad range of manufacturers of digital consumer electronic products. Our catalogue has over 90 unique ICs providing high performance signal processing and power management functions targeted at a range of end applications. The Company has established a strong brand reputation for its products (in particular in audio), which are used in such applications as MP3 and personal media players, digital cameras, games consoles, digital TVs, sound systems, as well as imaging products used in devices such as multifunction peripherals (MFPs). With consumer demand continuing to grow for higher quality sound and images, whether in the home or on the move, the Company continues to introduce new technically leading products that provide higher performance and capability with reduced power consumption that enable our customers to serve and win in these markets.

The Market

The market for our products is driven by demand for ever more complex digital consumer electronic products. This has expanded rapidly as manufacturers seize the opportunities created by advanced digital semiconductor technology in imaging, sound and video reproduction and communications. All require digital electronic signals to be converted to analogue signals for appreciation in the real world. This year has seen a particularly rapid expansion of MP3 use, as well as extension of that capability into cameras and mobile phones. It was also highlighted by the introduction of two of the next generation games platforms, the Sony PSP™ Playstation Portable device, and the Microsoft XBox® 360 video game system, both providing outstanding graphics capability supported by high quality sound from Wolfson's ICs. Other emerging markets which have contributed this year and hold considerable future promise include flat screen televisions, digital radio, GPS and Bluetooth headsets. Automotive applications also offer substantial potential for the Company, with entertainment systems based on digital technology becoming widely adopted.

In spite of the diversity of products already available, the market is still at an early stage. The wider use of the internet to provide media content directly to end devices, rather than through intermediate hardware products such as DVDs, has only just begun. Plans such as those of the BBC to provide all their television channels via the internet indicate the types of services that are expected to become common place. Nor are these developments restricted to the traditional sources of media. Everyone will be able to share content created privately through the internet as blogging and pod casting become widespread. And higher speed internet connectivity will soon allow efficient download of high definition video media, such as multiple channels of high definition television.

These services are not destined only for the home but also for those on the move, making portability an important aspect of many new digital consumer products. The mobile phone has become multifunctional with ever wider ranges of services provided by operators. And more is to come. MP3 audio capability and high definition cameras are becoming standard with some of the next generation phones being capable of receiving TV signals and other video media. Users will access these via a widening array of networks, not only cellular, but also Wifi, Bluetooth, and Zigbee along with proprietary systems. For instance, the digital home will feature wireless networks delivering hi-fi, television, security and ambiance controls without cumbersome cabling. These new possibilities are driving investment into a host of new consumer products demanding Wolfson technology and devices.

Review of the Year

The Company grew substantially in 2005, benefiting particularly from the strong demand for portable digital products. Seasonality of demand saw the first half only slightly ahead of the second half of 2004, with the main revenue surge then occurring in the latter part of the year. This pattern was amplified by the second half launch of three highly successful products, the Sony PSP™ Playstation Portable device, the Apple iPod Nano and the Apple Video iPod*. But at the same time, a widening range of applications contributed to the Wolfson growth and broadened the base from which to develop further.

A majority of the major consumer electronic manufacturers now use Wolfson ICs in at least one of their products including Apple, Creative, Epson, Hewlett Packard, Microsoft, Samsung and Sony. During the year the Company achieved close to 500 new design wins (2004: 250). Particularly encouraging has been penetration of leading Japanese manufacturers, traditionally trendsetters in consumer electronics. But progress has been substantial across all the major geographic markets. Revenues by application are as shown below, with portable audio the largest segment representing 27% of sales followed by multifunction peripherals and multimedia mobile phones each representing 13% of sales. Our top 20 end customers continue to account for over 65% of revenue with no end customer accounting for more than 20% of revenues in 2005.

Revenue by application in 2005 (%)


Portable Audio (26.7%)
MFP (12.9%)
Multimedia Phone (12.9%)
Games Consoles (10.8%)
DVD (7.9%)
GPS (4.3%)
PDA (3.8%)
PC (3.8%)
DSC (2.7%)
Flat Screen TV (1.8%)
Digital Radio (1.3%)
Bluetooth Headsets (1.3%)
PVR (1.2%)
Audio Visual (1.0%)
Scanner (1.0%)
CD (0.9%)
Automotive (0.5%)
Video Camera (0.2%)

* Apple and iPod are trademarks of Apple Computer, Inc., registered in the US and other countries.

D John Carey (age 69)

Chairman

Mr Carey joined the Board in November 1998 as a non-executive director and became Chairman in January 2000. Mr Carey is chairman of the Nomination Committee. Mr Carey was a founding investor in Integrated Devices Technology Inc., serving as a member of the board before becoming Chief Executive Officer and Chief Operating Officer in 1982 and Chairman of the Board from 1991 to 1999. In 1969, Mr Carey was founder of Advanced Micro Devices Inc., where he held several operational management positions until 1978. Prior to that, Mr Carey worked on the development of the first integrated circuits at Fairchild from 1963 until 1968. Mr Carey has a degree in Electrical Engineering from Liverpool University.

Alastair David Milne (age 63)

Chief Executive Officer and Managing Director

Dr Milne co-founded the Company in 1984 and serves as the Chief Executive Officer and Managing Director. Dr Milne is a member of the Nomination Committee. From 1973 to 1985, Dr Milne directed the Wolfson Microelectronics Institute at Edinburgh University, which developed CAD software and integrated circuit technology. Dr Milne was Vice President of the Royal Society of Edinburgh from October 1995 to September 1998 and is a Fellow of the Royal Academy of Engineers. During the year, Dr Milne was appointed to the European Leadership Council of the Fabless Semiconductor Association. He has a Doctorate in Physics from Bristol University and has been a member of the Court of the University of Edinburgh since 1998. Dr Milne was awarded the OBE in 1985 for services to industry.

James Robert Craig Reid (age 51)

Chief Technical Officer and Business Development Director

Mr Reid co-founded the Company in 1984 and serves as Chief Technical Officer and Business Development Director. From 1976 to 1985, Mr Reid held design engineering positions at RACAL-MESL, a microwave systems company, and at Wolfson Microelectronics Institute. Mr Reid holds a First Class Honours Degree in Electrical and Electronic Engineering from the University of Edinburgh and is currently a Visiting Professor of Engineering Design at the University of Glasgow.

George Reginald Elliott (age 53)

Chief Financial Officer and Finance Director

Mr Elliott joined the Board in January 2000 and serves as the Chief Financial Officer and Finance Director. Mr Elliott was previously Finance Director at Calluna plc and Business Development Director at McQueen International Ltd (now SYKES), where he was responsible for strategic sales and marketing. Mr Elliott, formerly a partner of Grant Thornton, is a Chartered Accountant and has a degree in Accountancy and Finance from Heriot-Watt University.

John Martin Urwin (age 45)

Operations Director

Mr Urwin joined the Board in 1994. From 1988 to 1994 he worked for Fujitsu Ltd where he was Northern Europe Marketing Manager. Prior to that, Mr Urwin worked for National Semiconductor and Marconi Electronic Devices in major account management, test and product engineering roles. Mr Urwin has an Honours Degree in Electronic Engineering from Nottingham University. Mr Urwin is also a non-executive director of System Level Integration Limited.

Barry Michael Rose (age 60)

Non-executive Director

Mr Rose was appointed to the Board in 2001 and serves as a non-executive director and is the Senior Independent Non-executive Director. He is chairman of the Company's Remuneration Committee and is a member of the Audit Committee and Nomination Committee. From 1993 to 2001 Mr Rose was Chief Executive of Scottish Provident UK. Mr Rose is also a non-executive director of Baillie Gifford Shin Nippon plc, Liverpool Victoria Friendly Society and Optos plc.

Ross King Graham (age 58)

Non-executive Director

Mr Graham was appointed to the Board in September 2003 and serves as a non-executive director and chairman of the Audit Committee. He is also a member of the Remuneration Committee and is a member of the Nomination Committee. Mr Graham qualified as a chartered accountant with Arthur Young in 1969, and was made a partner of that firm in 1981. In 1987 Mr Graham joined Misys on its flotation as its Finance Director, becoming Corporate Development Director in 1998 and finally retiring from the Board at the end of 2003. Throughout his time at Misys he played a key role in developing and implementing its acquisition strategy. He holds several other non-executive directorships including Acambis plc, Vecta Corporation plc, Patientline plc and Psion plc.

Robert Laurence Eckelmann (age 49)

Non-executive Director

Mr Eckelmann joined the Board in November 2004 and serves on the Audit, Nomination and Remuneration Committees. From 1988 to 2002 Mr Eckelmann was employed by Intel Corporation, where he launched its Asian business and was then vice president and general manager of the EMEA region. Before joining Intel in 1988, Mr Eckelmann served for six years at the US Department of Commerce responsible for high-tech trade policy and negotiations with Asia and the EU. Mr Eckelmann holds several non-executive directorships including Emulation & Verification Engineering, MDS Holdings and Xaar plc.

The directors have pleasure in submitting their report and financial statements for the year ended 31 December 2005.

Principal activities

The Group is principally engaged in the design, manufacture and supply of high performance mixed-signal integrated circuits.

Financial

The Group's consolidated profit for the financial year, after taxation, was $29,034,000 (2004: $10,604,000). A financial review of the results for the year is set out on page 5.

The financial risk management objectives and policies and an indication of the exposure to financial risk are included in note 19 to the financial statements.

Dividends

The Company intends to continue to retain future earnings for the development and expansion of the business. Accordingly it does not intend paying a dividend for the current year but this will be kept under regular review.

Review of development and future prospects

The report of the Directors should be read in conjunction with the Chairman's Statement and the Operating and Financial Review on pages 1 to 5, which contain details of the principal activities of the Group during the year and an indication of future developments.

Share capital

Details of the Company's authorised and issued share capital as at 31 December 2005 and of options granted under the Group's employee share option schemes are detailed in note 15 to the financial statements.

Research and development

The Group continues to invest in research and development of mixed-signal integrated circuits.

Donations

The Group made no political contributions during the year. Sponsorships and donations to UK charities amounted to $197,000 (2004: $13,000).

Directors

The directors who held office at the end of the year and their interests in the shares of the Company at the year end are set out on page 18. The interests of the directors in the share options of the Company are set out on page 21.

At the forthcoming Annual General Meeting, Barry Michael Rose will retire by rotation and, being eligible, will offer himself for re-election.

The names and biographical details for the directors who held office at the end of the year are set out on page 6 and details of directors' service contracts are set out in the Directors' Remuneration Report on page 17.

Substantial shareholdings

As at 31 January 2006, the Company had been notified of the following interests in 3% or more of the ordinary share capital of the Company:

	Number of ordinary shares	%
Fidelity Management & Research Company	7,195,526	6.40%
Aegon UK	5,552,048	4.93%
DJ Carey	4,681,657	4.16%
The Goldman Sachs Group, Inc.	3,455,885	3.07%

Purchase of own shares

At the Annual General Meeting held on 21 April 2005 the shareholders granted the Company the authority to purchase, in the market, its own ordinary shares up to a maximum of 10,984,131 ordinary shares. This authority expires at the conclusion of the Annual General Meeting to be held on 26 April 2006. This authority was not used during the year or up to the date of this report and shareholders will be asked to give a similar authority at the forthcoming Annual General Meeting as set out in Resolution 9 in the Notice of the Annual General Meeting.

Policy and practice on payment of creditors

The Company's policy concerning the payment of creditors for goods and services is to pay suppliers within 30 days of the end of the calendar month in which the invoice is received (net 30 day terms), unless alternative terms have been specifically agreed in advance. This policy and any specific terms agreed with suppliers are made known to the appropriate staff and suppliers. At 31 December 2005, the Company had 51 days (2004: 45 days) purchases in trade payables.

Qualifying third party indemnity

Since 21 April 2005, a qualifying third party indemnity provision has been in force pursuant to the Company's current Articles of Association.

Auditors

A resolution to reappoint KPMG Audit Plc as auditors will be put to the members at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting will be held on 26 April 2006 in Edinburgh. The Notice of the Annual General Meeting is contained in a separate booklet which is being sent to shareholders along with this Annual Report.

By order of the Board

Fiona Murdoch
Company Secretary

31 January 2006

Edinburgh

The Board is committed to maintaining high standards of corporate governance throughout the Group and therefore to apply, where they are deemed appropriate, the principles of corporate governance set out in the Combined Code (the "Code"). The statement below describes how the directors have applied the principles of corporate governance and the extent to which the principles and provisions of the Code have been complied with during the financial year ended 31 December 2005. The few departures from full compliance are explained in the relevant section.

The Board comprises four executive directors and four independent non-executive directors including the Chairman. Notwithstanding the presumption in the Code that a chairman cannot be considered independent after his appointment, all of the non-executive directors including the Chairman (see "Board composition and operation" below) are considered by the Board to be independent. Biographical details of the directors serving as at 31 December 2005 are given on page 6.

Compliance with the Combined Code

The Group has complied, throughout the financial year ended 31 December 2005, with the provisions set out in Section 1 of the Combined Code except that, for the entire year, at least half the Board, excluding the Chairman, did not comprise non-executive directors determined by the Board to be independent. *(Code provision A.3.2).* The Board considers that it has an appropriate number of directors, who amongst them have the appropriate range of skills and experience given the size and complexity of the Group. The Board's view is that the independent directors are of sufficient calibre and number that their views carry sufficient weight and influence on the Board's decision making.

Board composition and operation

The Board considers all of its non-executive directors to be independent in character and judgement. None of the non-executive directors:

- has been an employee of the Group within the last five years;
- has, or has had within the last three years, a material business relationship with the Group;
- receives remuneration other than a director's fee, participates in the Company's share option schemes or is a member of the Company's pension scheme;
- has close family ties with any of the Group's advisers, directors or senior employees;
- holds cross-directorships or has significant links with other directors through involvement in other companies or bodies; or
- represents a significant shareholder, with the exception of the Chairman who owns 4.16% of the Company's issued ordinary shares; or
- has served on the Board for more than nine years.

Notwithstanding the Chairman's level of shareholding, and the fact of his being Chairman, the Board considers him to be independent in character and judgement. He provides objective and impartial contributions to Board meetings and conducts thorough and rigorous analyses of the information provided on the affairs of the Company such that he can undertake a detailed and impartial review of the business bringing to bear his considerable experience in the semi-conductor industry.

The division of responsibilities between the Chairman of the Board, DJ Carey, and the Chief Executive Officer, AD Milne, is clearly delineated and has been approved by the Board.

BM Rose is the Senior Independent Non-executive Director and has met with some of the major shareholders during the year. The Group has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with members of the Board and their participation in conference meetings and calls relating to results announcements. After these meetings the views of these shareholders are reported to and discussed by the rest of the Board. All non-executive directors are available to meet with major shareholders if requested.

All directors must submit themselves for election at the annual general meeting following their appointment and, thereafter, for re-election at least once every three years. The non-executive directors are generally appointed for fixed terms of three years. The Group seeks to retain the services of the non-executive directors for periods that may be longer than is recommended by the Combined Code due to their experience and knowledge. The terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office during normal business hours. These terms and conditions are also made available for inspection on the day of the Annual General Meeting.

There is a formal schedule of matters reserved for the Board which has been reviewed and updated during the year. The responsibilities of the Board include: determining and setting the strategic direction of the Group and approving the annual budget; ensuring that high standards of corporate governance are maintained; monitoring the performance of the Group; approving of financing and significant capital expenditure; reviewing the Group's systems of risk management and financial control; approving appointments to the Board and of the Company Secretary; determining the scope of delegations to Board committees; approving policies relating to directors' remuneration and ensuring that a satisfactory dialogue takes place with shareholders. The Board delegates to management decisions including: the implementation of the strategies and policies of the Group as determined by the Board, monitoring the operating and financial results against budgets and managing and controlling the allocation of capital, human and technical resources. The Board regularly receives detailed financial and operational information in order for it to monitor the performance of the key areas of the business.

The Board normally meets monthly and may meet at other times at the request of any director.

The number of scheduled Board meetings and committee meetings attended by each director during the year was as follows:

	Scheduled Board meetings	Audit Committee meetings	Remuneration Committee meetings	Nomination Committee meetings
DJ Carey	11 (11)	n/a	1 (6)	1 (1)
AD Milne	11 (11)	n/a	n/a	1 (1)
JRC Reid	9 (11)	n/a	n/a	n/a
GR Elliott	11 (11)	n/a	n/a	n/a
JM Urwin	11 (11)	n/a	n/a	n/a
BM Rose	10 (11)	6 (6)	6 (6)	1 (1)
RK Graham	11 (11)	6 (6)	6 (6)	n/a
R Eckelmann	11 (11)	5 (6)	5 (6)	n/a

(The figures in brackets indicate the maximum number of meetings held in the period during which the individual was a Board director.)

When directors were unable to attend Board meetings they were provided with all of the documentation for the meeting and were given the opportunity to provide their views to the Chairman or the Chief Executive Officer regarding the matters to be discussed. Briefings of the outcomes from the meeting were then provided as appropriate.

During the year, the Chairman has held meetings with the non-executive directors without the executive directors present.

A directors' professional development questionnaire was developed during the year. Based on the responses to the questionnaire, any areas for update or development were identified. This type of review will be conducted on an annual basis. An induction process is in place for any new directors which is tailored to the individual directors' requirements in the light of their experience and prior industry knowledge.

During the year to 31 December 2005, the Board implemented a formal process for evaluating the performance and effectiveness of the Board, its committees and its members. This was performed through a series of detailed questionnaires completed by the members of the Board and its Committees. The results of this evaluation were collated and reported by the Senior Independent Non-executive Director to the Chairman so that follow up actions could be implemented. The general results of this evaluation process were communicated to the rest of the Board and any specific feedback communicated to the individual directors. Appropriate actions were then identified and taken. The Senior Independent Non-executive Director conducts the performance evaluation of the Chairman, taking into account the views of all directors. It is intended that a formal process of evaluation of the performance and effectiveness of the Board and its Committees will be conducted on an annual basis.

All directors have access to the advice and services of the Company Secretary and to provision of independent professional advice in furtherance of their duties at the Company's expense. The Company maintained directors' and officers' liability insurance cover throughout 2005. This insurance cover was renewed for 2006.

The Board has a Nomination Committee, Remuneration Committee and Audit Committee. The terms of reference for each committee can be found on the Investor Relations section of the Group's website at www.wolfsonmicro.com.

Nomination Committee

Committee Chairman: *DJ Carey*
Committee members: *AD Milne*
BM Rose
RK Graham (from 15 December 2005)
R Eckelmann (from 15 December 2005)

A majority of the members of the Committee are non-executive directors. The Nomination Committee, which meets not less than once per year, has responsibility for considering the size, structure and composition of the Board and its committees, the retirements and appointments of additional and replacement directors and makes appropriate recommendations to the Board. It is considered by the Board to be appropriate to have the Chief Executive Officer as a member of this Committee as he has many years of experience in the industry and is able to provide valuable input regarding suitable candidates for the Board.

The Nomination Committee considers that the current composition of the Board is satisfactory to provide the proper governance, administration and business counsel of the Company's affairs. It will continue to monitor the situation in 2006.

The other significant commitments of each non-executive director were disclosed to the Board prior to their appointment and the Board is kept informed of subsequent changes to these commitments.

The terms of reference of the Nomination Committee were reviewed during the year and there were no significant changes to these terms.

Remuneration Committee

Committee Chairman:	*BM Rose*
Committee members:	*R Eckelmann*
	RK Graham
	DJ Carey (until 15 December 2005)

Only non-executive directors serve on the Remuneration Committee. In order to comply with corporate governance best practice, DJ Carey retired from this Committee on 15 December 2005. The Remuneration Committee, which normally meets at least twice a year, has the delegated responsibility:

- for making recommendations to the Board on the policy for remuneration of executive directors and other senior management;
- for reviewing the performance of executive directors and senior management; and
- for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes.

The Board is responsible for setting the remuneration of the non-executive directors subject to the limits contained in the Articles of Association. In accordance with the Committee's terms of reference, no director may participate in discussions relating to his own terms and conditions of service or remuneration. The Directors' Remuneration Report is set out on pages 15 to 22.

During the year the Terms of Reference of the Remuneration Committee were reviewed, revised and approved by the Board. The revisions to these Terms of Reference did not fundamentally alter the role and responsibilities of the Committee.

Executive directors can accept external appointments as non-executive directors of other companies and retain any fees paid to them if such an appointment does not conflict with their duties to the Company. Specific approval of the Board is required in each case. During the year JM Urwin was appointed as a non-executive director of System Level Integration Limited. He does not receive any remuneration from this appointment. AD Milne is a non-executive director of Edinburgh Research and Innovation Limited and he does not receive any remuneration from this appointment.

The Remuneration Committee appointed Pinsent Masons to give remuneration advice in 2005. Further details are included in the Directors' Remuneration Report on page 15.

Audit Committee

Committee Chairman:	*RK Graham*
Committee members:	*BM Rose*
	R Eckelmann

Only independent non-executive directors serve on the Audit Committee and members of the Audit Committee have no links with the external auditors. The Board considers that the members of the Audit Committee have sufficient recent and relevant financial experience to discharge its functions. The Audit Committee normally convenes at least five times per year and meets the external auditors at least twice a year with no executive directors present. During 2005 the Audit Committee met six times with the external auditors present at four of these meetings.

During the year the Terms of Reference of the Audit Committee were reviewed, revised and approved by the Board. The revisions to these Terms of Reference did not fundamentally alter the role and responsibilities of the Committee.

The Audit Committee is responsible for, amongst other things, making recommendations to the Board on the appointment of the external auditors and their remuneration. The Audit Committee considers the nature, scope and results of the auditors' work and reviews (and reserves the right to approve) any non-audit services that are to be provided by the external auditors (see later reference to Policy on Use of External Auditors for Non-audit Services). On internal controls, the Audit Committee reviews the programmes of both the external auditors and the internal audit function and findings therefrom. It receives and reviews reports from management and the Group's auditors relating to the Group's annual report and accounts. The Audit Committee focuses particularly on compliance with legal requirements, accounting standards and the Listing Rules and on ensuring that the auditors have full access to accounting records and personnel to enable them to undertake their work. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the Board.

During 2005, the business discussed and considered by the Audit Committee included:

- the review of the Group's preliminary announcement of the financial results for the year ended 31 December 2004 and the 2005 interim results announcement prior to approval by the Board;
- the consideration and review of the Group's 2004 financial statements and the 2005 interim report prior to Board approval and reviewing the relevant external auditors' detailed reports;
- reviewing the Group's trading update announcements prior to release;
- monitoring the progress of the implementation project for the adoption of International Financial Reporting Standards ("IFRS") by the Group and by the Company;
- the consideration and review of the appropriateness of the Group's and the Company's accounting policies in accordance with IFRS;
- the review and consideration of the implications of IFRS and the disclosures to explain the impact of IFRS adoption in the Interim Report 2005;
- the review and discussion of the proposals from the external auditors and the internal audit function regarding their audit programmes for 2005 with particular regard to the assessment of internal systems and controls;
- the approval of the audit fee and reviewing non-audit fees payable to the Group's external auditors;
- reports from management on the Group's main risks and the assessment and management of those risks;
- the review of the reports from the internal audit and compliance functions and the external auditors on the Group's systems of internal control and its effectiveness, reporting to the Board on the results of the review;
- the review of the appropriateness of the Group's policy by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters;
- the consideration and review of non-audit services by the external auditors in accordance with the policy regarding the provision of those services;
- the monitoring and assessment of the independence of the external auditors;
- the review of the performance of the external auditors at the beginning of 2005 which resulted in the Committee recommending that a resolution for the re-appointment of KPMG Audit Plc as the Company's external auditors be proposed to shareholders at the annual general meeting in April 2005.

The Committee has discussed with the external auditors their independence and has reviewed the written disclosures received from them as required by the Auditing Practices Board's Statement of Auditing Standard Number 610 'Communication of Audit Matters to those Charged with Governance.'

In 2004, the Audit Committee developed a formal 'Policy on the Use of External Auditors for Non-audit Services' which aims to monitor the non-audit services being provided to the Group by its external auditors. This policy should ensure that non-audit work is only undertaken by the external auditors when they are the most suited to undertake it. Any non-audit work involving expenditure of more than $15,000 requires approval of the chairman of the Audit Committee. The policy specifically prohibits the external auditors from: making management decisions for the Group; being put in the role of advocate for the Group or conducting any other work which is prohibited by ethical guidance. The amounts paid to the external auditors during the year for audit and other services are set out in note 3 to the financial statements on page 36. In relation to the total level of administrative expenses, the amount of non-audit fees is not significant and therefore it is considered that KPMG's independence is not compromised.

The Audit Committee also monitors the arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. A policy was implemented and communicated to all staff in 2004 which details the arrangements which are in place for the proportionate and independent investigation of such matters and for the appropriate follow up actions. This policy is considered still to be appropriate and is included in the Staff Handbook and has been issued to all employees.

Treasury Committee

During the year a Treasury Committee was established which is chaired by RK Graham. The other members of this Committee are AD Milne and GR Elliott. This Committee meets periodically, as required, and provides a report to the Board after each meeting. The Treasury Committee reviews the Group's overall financial risk management including specific areas such as: foreign exchange risk (and related hedging policies); interest rate risk; credit risk and liquidity management. The Committee reports to and makes recommendations to the Board regarding these matters.

Internal control

The Board has overall responsibility for the Group's systems of internal control and risk management and for monitoring their effectiveness. The purpose of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives, and provide reasonable assurance as to the quality of management information and to maintain proper control over income, expenditure, assets and liabilities of the Group with particular reference to the risks identified. No system of control can, however, provide absolute assurance against material misstatement or loss.

The Board confirms that it has reviewed the effectiveness of the system of internal control for the period under review and up to the date of the approval of the financial statements.

The Board has established an internal control framework consistent with the guidance issued by the Turnbull Committee. The Board seeks regular assurance to enable it to satisfy itself that the systems of internal control are functioning effectively and to ensure that they are effective in managing risks. The key elements of the systems of internal controls are as follows:

Control environment

The Group has operational and financial controls and procedures. These controls include physical controls, segregation of duties, authorisation controls and reviews by management.

Risk identification

The Board has established a process of identifying, evaluating and managing the key commercial, financial and general risks facing the Group's business. This risk identification and review process has been in place for the year under review and up to the date of approval of the Annual Report and Accounts. The Board undertakes a quarterly review to analyse how the key business risks are being managed consistent with the expansion of the business and its risk profile. Regular meetings, chaired by the Chief Technical Officer, take place to review the status of actions, procedures and controls aimed to mitigate or manage the key business risks. The outcomes from these meetings are reported to the Board on a quarterly basis. The key business risks identified are taken into account by the Board when assessing the Group's internal controls.

Financial reporting and monitoring of operations

A detailed annual plan is collated from submissions by each business unit and functional department. The plan is reviewed by the executive directors and approved by the Board. The annual plan is rolled forward on a quarterly basis and is used to monitor and control actual performance. Monthly financial information, including trading results, a cash flow statement and balance sheet details are presented and explained, in comparison to the plan, to the Board. The trading and operating results, compared to the plan, for each business unit are also reported to the Board each month.

The executive directors hold meetings on a regular basis with the business unit managers to review business and financial performance compared to the plan and forecasts. Weekly meetings are held with the executive directors, senior management and including the business unit managers to discuss operational matters including order levels compared to forecasts, product and project status, manufacturing statistics. Relevant matters arising from these meetings are reported to the Board.

Capital investment

Capital expenditure requirements are assessed as part of the annual plan. Strict authorisation processes are laid down for the making of capital investment commitments against the plan.

Monitoring and corrective action

There are procedures in place to monitor the systems of internal controls. These include the performance of internal audit procedures which are aligned with the areas of key business risk. The annual internal audit plan is reviewed and approved by the Audit Committee. Reports of the findings and conclusions, from the internal audit procedures, are reviewed by the Audit Committee and the status of the implementation of the agreed actions is monitored. The Group has a Quality Management System 'QMS', which conforms to BSI ISO 9001: 2000. This lays out the fundamentals required to control all aspects of product development and delivery in support of the Group's business goals and customer satisfaction. An integral part of the QMS is the phase review process for delivering and monitoring the introduction of new products. Internal audit procedures are conducted to ensure ongoing compliance with the requirements of BSI ISO 9001: 2000.

Communications with shareholders

The directors believe firmly in the importance of communication with shareholders. During the year a regular dialogue has been maintained with major shareholders, analysts and the financial press. The views of shareholders are communicated to the Board as a whole. Non-executive directors are available to meet with major shareholders, if requested and the Senior Independent Non-executive Director has met with a number of major shareholders during the year. Investor relations and other information is included on the Company's website.

Shareholders who attend the annual general meeting ("AGM") are invited to ask questions and meet with the directors informally after the meeting. The numbers of proxy votes cast in respect of each resolution are announced after the resolution has been voted on. The Company proposes a separate resolution at the AGM on each substantially separate issue and, in particular, proposes a resolution at the AGM relating to the Annual Report and Accounts. The chairmen of the Audit, Remuneration and Nomination Committees are available to answer questions at the AGM relating to the Annual Report and Accounts. Notice of the annual general meeting and related papers will be sent to shareholders at least 20 working days before the meeting.

Corporate social, ethical and environmental policies

Although the Group is accountable to its shareholders it also recognises that it has responsibilities to stakeholders which include employees, customers, suppliers, the environment and the local community in which it operates. The Board accepts its responsibility to be accountable to all stakeholders.

Wolfson is dedicated to supplying high quality products which meet the requirements of its customers in a manner consistent with high environmental and ethical standards. These principles form an integral part of our management processes and operations throughout the world.

Ethical business practices

Wolfson is a fabless semiconductor company based in the UK with subcontracted manufacturing operations overseas and the Group serves a global customer base. Our goal is to ensure that the products which we supply are manufactured by subcontractors to internationally recognised ethical and environmental standards and laws. Our key suppliers must confirm in writing that they meet these standards and laws.

All employees are expected to behave ethically when working for the Group and this is reflected in our policies which are detailed in the staff handbook.

Employees

The Group's success depends on the quality of the people it employs and it seeks to attract, train and develop talent from the UK and overseas. The Group's policy is to treat all employees in a manner consistent with local employment legislation, fairly and equally, within a safe and healthy work environment. Through its qualification process for subcontractors, the Group requires them to extend similar conditions to their employees.

The Group has an induction programme and all new recruits (and other staff if they wish) are invited to participate in this programme. The Group has invested significantly in training and development activities and most employees have participated in some form of training or development over the past 12 months. All staff within the Group participate in the Performance Review process. As the Group has developed, there has been a corresponding increase in non-technical staff. The Group provides training to enable these employees to gain a better understanding of the semiconductor industry. The Group supports professional qualifications and reimburses professional membership fees.

The responsibility for co-ordinating recruitment, training and monitoring adherence with employment legislation and employee policies, in the staff handbook, has been delegated to the Human Resources Manager who reports to the Chief Financial Officer.

EQUAL OPPORTUNITIES

The Group is committed to the principle of equal opportunity in employment and its internal procedures (including recruitment) reflect this. The principle is supported by the Group's disciplinary procedure and grievance procedure.

HEALTH & SAFETY

The Group recognises its legal responsibilities to ensure the well being, safety and welfare of its employees and to maintain a safe environment for visitors and any subcontractors while they are on our premises. The Group has a health and safety policy which is accessible by all employees on the Group's intranet. The Operations Director has responsibility, delegated by the Board, for the Group's health and safety matters.

Environment

Policy and objectives

The Group's policy is to behave in an environmentally responsible manner, consistent with local legislation and protocols. The Group requires its suppliers to conform to the requirements of ISO 14001, the Montreal Protocol for substances that deplete the ozone layer, and relevant local legislation to ensure control and/or elimination of materials recognised as hazardous. Additionally the Group encourages the recycling of waste materials, where appropriate, and encourages its suppliers to do likewise.

Environmental management and reporting

The Group attained ISO 14001 accreditation in 2005. Therefore the Group now has an environmental management system which includes: the setting of measurable objectives and targets; a defined process to identify and evaluate environmental aspects and impacts; environmental assessment procedures for selection and control of subcontractors and for contractors working at Wolfson's premises; a documented structure and environmental procedures; a defined structure for monitoring and measuring environmental performance; and the establishment of an environmental training procedure for relevant staff. A programme of targets and objectives, subject to periodic review, is in place to ensure continual improvement and to prevent pollution. The Group's Environmental Policy and Environmental Manual are available for reference by all employees on the Group's intranet.

The Group has adopted the EIA (Electronics Industry Alliance) Materials Declaration Guide which is an industry consensus on material bans, restrictions and disclosures. Where applicable, the Group requires its suppliers to complete and submit a chemical survey form to demonstrate that they do not use what are internationally considered to be harmful materials. In 2005, Wolfson offered its products with a lead-free terminal plating that is compatible with both conventional and lead-free soldering processes. All of Wolfson's products are available in versions designated as lead-free or green. These versions are fully compliant with the EC Directive on Restriction of Hazardous Substances. A number of our customers have reviewed our environmental policies and have certified the Group as being compliant with their stringent environmental standards.

The responsibility for the Group's environmental policy and management has been delegated by the Board to the Chief Executive Officer. This includes the setting of the policies of the environmental management system, its objectives and targets. The Vice President of Quality is responsible for the implementation and maintenance of the environmental management system in accordance with the requirements of ISO 14001. Management review meetings are held each month to monitor the performance of the environmental management system. Environmental reporting is verified through audit procedures performed by the British Standards Institute for compliance with ISO 14001.

Local community

The Group recognises that it is important to make a contribution to the communities in which it operates. The responsibility for community matters has been delegated by the Board to the Chief Executive Officer within agreed budgetary parameters. A community relations programme, which includes proposed levels and categories of sponsorship and charitable donations was approved by the Board during the year. There are three principal elements to this programme: education; sports and event sponsorship; and employee charity matching.

The Group provides a scholarship programme for a number of students at Edinburgh University during their engineering degree courses and for postgraduate research fellowships. As well as providing financial support, the programme includes placements for work experience and project work within the Group. The Group has also supported sports and arts with the provision of sponsorship to a local athlete and sponsorship for part of the Edinburgh Film Festival respectively. The Group provides sponsorship to employees who undertake fundraising activities for charities.

Charitable donations

In 2005, the Group supported charitable and community activities, including the scholarship programmes, with donations and sponsorships totalling $197,000.

Going concern

The directors have reviewed the latest forecast results and cash flow projections. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. The financial statements have therefore been prepared on a going concern basis.

Remuneration Committee

The Remuneration Committee is composed of the following non-executive directors: BM Rose, RK Graham, R Eckelmann and is chaired by BM Rose. To comply with corporate governance best practice, DJ Carey retired from the Committee on 15 December 2005. The Remuneration Committee, which normally meets at least twice a year, has the delegated responsibility for making recommendations to the Board on the policy for remuneration of executive directors and senior management, for reviewing the performance of executive directors and senior management and for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the Remuneration Committee's terms of reference, no director may participate in discussions relating to his or her own terms and conditions of service or remuneration.

Remuneration policy

The Committee's aim is to offer remuneration packages that will attract, motivate and retain highly talented individuals to promote the future success of the Company. Accordingly, the objective is to design packages that are consistent with shareholder objectives, promote long term retention, enable executives to share in Wolfson's success, and be fair and competitive. We believe that our objectives can best be achieved by paying a mixture of performance-related and non-performance-related remuneration. The Committee reviews the overall remuneration package, separating out short term and long term incentives. It considers that the purpose of a long term incentive scheme is two-fold: to promote retention and to allow the participant to share in the Company's success. This is achieved as set out below.

Remuneration packages are reviewed annually by the Committee.

Policy for executive remuneration in 2005

For 2005, the remuneration package for the executive directors and senior management team consisted of a combination of basic salary, management incentive scheme (comprising cash bonus and long term incentives through the executive share option schemes), pension and benefits in kind. The basic salary was the only pensionable portion of the remuneration package.

The directors' salaries, bonuses and benefits in kind for 2005 are shown in the table on page 19.

CASH BONUS. In 2005, a bonus pool was created on a sliding scale of up to 5% of the Group's profits before interest and tax ("PBIT") with the minimum threshold of PBIT being US$24 million (at which threshold the pool would comprise 2.5% of the Group's PBIT) and the maximum 5% applying if PBIT reached or exceeded US$36 million. The pool was shared among the management according to defined percentages. 70% of each participant's bonus related to the Company's financial performance and 30% of the bonus was conditional on meeting certain personal performance targets. The overall cash bonus payment was capped at one times salary for each participant.

The Committee has undertaken a formal and rigorous process to assess the outcomes of the personal targets. This review has resulted in total amounts payable under the cash bonus scheme in 2005 to executive directors as set out in the table on page 19.

SHARE OPTIONS. In 2005, executive directors and senior managers were awarded share options exercisable in March 2008 equal in value to 100% of their basic salary as at 1 January 2005. The proportion exercisable by each person is dependent on the growth rate of the Group's normalised earnings per share ("EPS") over a 3 year period with the base year being 2004. 100% of the options are exercisable if the annual compound growth rate of EPS in that period equals or exceeds the Retail Price Index ("RPI") + 15% per annum. There is a sliding scale for lower performance and no options are exercisable if the EPS growth rate is below RPI + 5% per annum. For personal reasons, two executive directors chose not to take up their award. Details of the number of share options granted to executive directors in 2005 are given in the table on page 21.

Policy for executive remuneration in 2006

The Committee has reviewed industry trends in remuneration practice for senior executives and the remuneration practices of similar and competitor companies. It appointed Pinsent Masons to advise it and was also informed by a variety of industry remuneration reviews and surveys. The Committee concluded that, in order to meet the Company's objectives, executive remuneration would continue to consist of a mixture of performance-related and non-performance-related remuneration but that certain changes were desirable in the form of the long term incentive in particular. Executive directors and the senior management team will receive a combination of basic salary, management incentive scheme (see below), pension and benefits in kind. The basic salary is the only pensionable portion of the remuneration package.

In 2006, the management incentive scheme consists of a cash bonus scheme and it is proposed to introduce, subject to shareholder approval, a new long term incentive plan (LTIP) which is share based. The LTIP is intended to replace the existing executive share option schemes.

CASH BONUS. The cash bonus in 2006 is non-contractual and non-pensionable and applies to the Group's executive directors and senior management team. Target performance would result in a payment of a bonus of 50% of salary with a sliding scale of payments around this figure according to the performance actually achieved. The overall cash bonus payment is capped at one times salary for each participant. In 2006, 50% of the participant's bonus will relate to the Company's financial performance and 50% will be conditional on achieving defined personal objectives related to the development of the business or particular aspects of it.

The Committee has set demanding financial and personal targets under this scheme for 2006. As this is considered to be commercially sensitive information, the targets will be the subject of a commentary in next year's report.

NEW SHARE BASED LTIP. Shareholder approval is being sought at an EGM of the Company on 16 February 2006 for the introduction of a new share based LTIP. The LTIP would comprise a performance share plan (PSP) and an Executive Share Ownership Plan (ExSOP), both of which will be subject to appropriately demanding performance requirements.

In 2006 the maximum award under the proposed LTIP schemes would (other than in exceptional circumstances) be 100% of salary, this being split 25% under the PSP scheme and 75% under the ExSOP. In both cases the vesting period would be three years and the proportion vesting would be determined by relation to the performance requirements. The metrics of each are described below.

The primary purpose of the proposed PSP is to retain and motivate key executives. Under the proposed PSP, the award would be in the form of deferred free shares to the value of 25% of salary. Participants would derive the whole value of shares finally determined as vesting under the PSP. At the end of three years the proportion vesting would be decided on a sliding scale by reference to the Company's performance against growing its gross revenues subject to exceeding a minimum net margin over the period. The net margin will be calculated by reference to the Company's net operating profits excluding currency retranslation costs and before adjustments relating to share based payment expenses.

25% of the maximum PSP award would vest provided (a) the minimum net margin requirement is achieved; and (b) a minimum threshold for growth in revenues is achieved. From that threshold, vesting would be on a sliding scale up to a maximum of 100% of the award.

The growth in gross revenues will be calculated over the 3 year period on a compound basis. Gross revenue and net margins are key outcomes for Wolfson. They are already tracked by management and are metrics that actively influence management actions and plans. It is intended that the targets used will be declared when the PSP vests.

The primary purpose of the proposed ExSOP is to align the executive's interests with those of shareholders and to reward the executive for a strong performance by the Company. Under the proposed ExSOP, participants would, if performance targets are met, derive the growth in value of the vested shares (less the cost of funding the initial acquisition of these shares). The value of shares awarded would be limited to 75% of salary. The performance target set in relation to the 2006 award would relate to the real growth (i.e. growth above RPI) achieved over the three year period in adjusted earnings per share of the Company. Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts adjusted for exceptional and extraordinary items. The Committee may make further adjustments necessary or appropriate to take account of changes to accounting standards, the actual length of the financial year in question and to ensure a consistent basis of comparison from year to year. For real growth of 15% per annum or higher, the participant would derive the growth in value of 100% of the award shares; for real growth of 5%, 25% of the award shares; for real growth between these amounts, the percentage would be determined by straight line interpolation between these values. The participant would derive no growth in value of the award shares for real growth below 5%.

The proposed ExSOP targets are similar to those of the executive share option plans in 2004 and 2005. Awards under these plans are yet to vest. Share options awarded on or after 1 January 2003 are also subject to performance requirements. These options are indicated in the table on page 21.

SHARE OWNERSHIP POLICY. In 2006 the Company has adopted a share ownership policy for executive directors and senior management. This encourages the individuals to build up and maintain a holding of shares in the Company at least equal in value to 100% of salary. Consistent with this, consideration will be given in 2006 to the creation of a share matching scheme.

Dilution

The rules of each of the Company's executive (discretionary) and employee share option schemes in effect since its flotation contain the traditional 10% limit in dilution over a period of 10 years for all schemes in respect of options granted since flotation. The rules for each of the proposed PSP and ExSOP schemes contain a similar limit and also a 5% limit over a 10 year period for executive (discretionary) plans.

Options granted during the period from 21 October 2003 (the date of the Company's flotation) to 31 December 2005 under the Company's executive (discretionary) schemes and under all schemes are well within the applicable limits. It is currently intended that the shares required to satisfy awards under the proposed PSP and ExSOP schemes will be sourced from existing shares to be acquired by the relevant employees' share trust.

Pensions

The Company has two pension schemes, one being a defined benefits scheme and the other being a defined contribution scheme. The former was closed to all new entrants after 2 July 2002. All the present executive directors participate in the Company's defined benefits scheme providing benefits based on final pensionable pay 1/60 th per year of employment. The current employer contribution rate is 12.7% and 6% is contributed by each employee.

Service contracts

The Company has entered into service contracts with each of its executive directors, none of which is for a fixed term. Such contracts are terminable by either party giving not less than 12 months' notice. The Company may in its absolute discretion terminate the employment of any of the executive directors at any time by making a payment in lieu of notice equivalent to the director's basic salary over any unexpired period of notice.

Details of the service contracts currently in place for directors who have served during the year ended 31 December 2005 are as follows:

	Date of contract
AD Milne	25 September 2003
JRC Reid	25 September 2003
GR Elliott	25 September 2003
JM Urwin	25 September 2003

None of the executive directors served as non-executive directors of other public companies during the year.

Executive directors can accept appointments as non-executive directors of other companies and retain any fees paid to them if such an appointment does not conflict with their duties to the Company. Specific approval of the Board is required in each case. AD Milne is a non executive-director of Edinburgh Research and Innovation Limited. He did not receive any remuneration in respect of this appointment. In 2005, JM Urwin was appointed as a non-executive director of System Level Integration Limited. He does not receive any remuneration from this appointment.

Non-executive directors

Each of the current non-executive directors has entered into a letter of appointment with the Company. All the letters of appointment are dated 25 September 2003 other than R Eckelmann's which is dated 1 November 2004. The letters of appointment are for a fixed term of three years and terminate automatically upon expiry of the fixed term. The Board may invite a non-executive director to serve for an additional period. Either party may terminate the appointment at any time by giving to the other not less than one month's notice. Each non-executive director's appointment may be terminated at any time without compensation in accordance with the Company's articles of association or the Companies Act 1985 or if the shareholders of the Company fail to re-elect him as a director. The remuneration of the non-executive directors is determined by the Board. However the non-executive directors do not participate in discussions about their own remuneration. Non-executive directors' fees are designed to be of a level to attract good quality candidates to the Board and to reflect the time commitment of directors. Fee levels are reviewed yearly and are set within the aggregate limits contained in the articles of association of the Company. The level of annual fee as at 31 December 2005 was £27,000 to each non-executive director. The chairman of the Board and of the Audit and Remuneration Committees also receive an additional annual fee of £5,000. With effect from 1 January 2006, the members of these committees will in addition receive £2,000 per committee membership, and the Senior Independent Non-executive Director will receive an additional £2,000 per annum. All fees are non pensionable, and there is no other remuneration save that the Company meets allowable expenses incurred on company business.

Performance graph

The following graph charts the total cumulative shareholder return of the Company since 21 October 2003 when the Company listed on the London Stock Exchange compared to the FTSE All Share index, Techmark index and the FTSE Technology Hardware and Equipment index. The FTSE All Share index is a broad equity market index but, given the Company's technology credentials, the Techmark index or the FTSE Technology Hardware and Equipment index could be considered equally relevant as a comparator.

Wolfson Microelectronics plc total shareholder return


180
160
140
120
100
80
60
40
20
Wolfson Microelectronics plc
FTSE Techmark All-share index
FTSE All-share index
FTSE Technology Hardware and Equipment index
16/12/03
16/03/04
16/06/04
16/09/04
16/12/04
16/03/05
16/06/05
16/09/05
31/12/05

Directors' shareholdings

The directors' interests in the Company's ordinary shares of 0.1 pence, which excludes interests under the share option schemes, are set out below:

	At 1 January 2005	Shares acquired on exercise of share options	Shares acquired	Shares disposed	At 31 December 2005
	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares
DJ Carey	4,781,657	-	-	(100,000)	**4,681,657**
AD Milne	3,064,523	1,150,000	-	(956,400)	**3,258,123**
JRC Reid	1,790,300	120,000	-	(300,000)	***1,610,300**
JM Urwin	460,303	521,400	-	(360,000)	**621,703**
GR Elliott	9,523	600,000	-	(210,000)	**399,523**
BM Rose	23,809	-	-	-	**23,809**
RK Graham	11,324	-	-	-	****11,324**
R Eckelmann	-	-	15,000	-	**15,000**
	10,141,439	2,391,400	15,000	(1,926,400)	**10,621,439**

* Of these ordinary shares: 1,410,300 are held in the name of JRC Reid; 150,000 are held in the name of M Reid, JRC Reid's wife in her own name; 25,000 are held in the name of M Reid for A Reid, JRC Reid's son; and 25,000 are held in the name of M Reid for L Reid, JRC Reid's daughter.

** Of these ordinary shares: 9,524 are held in the name of RK Graham and 1,800 are held by a trust in which RK Graham has a third beneficial interest.

As at 31 January 2006, there have been no changes in the above shareholdings since 31 December 2005.

Individual aspects of remuneration

The auditors are required to report on the information contained in this section of the report.

Directors' remuneration

The emoluments in respect of qualifying services of each person who served as a director during the year ended 31 December 2005 were as shown below. Note that these amounts are expressed in US dollars, the Group's functional and reporting currency, though actually paid in sterling and the average exchange rate used in the year ended 31 December 2005 was $1.8287 to £1 (2004: $1.8206 to £1).

Directors' remuneration (US dollars)

	Salary / fee $000	Bonuses $000	Benefits $000	Total 2005 $000	Salary / fee 2004 $000	Total 2004 $000
Executive directors						
AD Milne	320	320	27	**667**	273	375
JRC Reid	210	179	17	**406**	200	269
GR Elliott	219	169	30	**418**	209	283
JM Urwin	210	171	12	**393**	191	257
Non-executive directors						
DJ Carey	59	-	-	**59**	68	68
BM Rose	59	-	-	**59**	55	55
RK Graham	59	-	-	**59**	55	55
R Eckelmann*	49	-	-	**49**	8	8
Totals	**1,185**	**839**	**86**	**2,110**	1,059	1,370

* R Eckelmann joined the Board on 1 November 2004.

Directors' remuneration (sterling)

	Salary / fee £000	Bonuses £000	Benefits £000	Total 2005 £000	Salary / fee 2004 £000	Total 2004 £000
Executive directors						
AD Milne	175	175	15	**365**	150	206
JRC Reid	115	98	9	**222**	110	148
GR Elliott	120	92	17	**229**	115	155
JM Urwin	115	93	7	**215**	105	141
Non-executive directors						
DJ Carey	32	-	-	**32**	38	38
BM Rose	32	-	-	**32**	30	30
RK Graham	32	-	-	**32**	30	30
R Eckelmann*	27	-	-	**27**	4	4
Totals	**648**	**458**	**48**	**1,154**	582	752

* R Eckelmann joined the Board on 1 November 2004.

The executive directors' basic salary increases in 2005 were higher than the rate of inflation. These salary levels were approved after obtaining market data of executive director salaries in comparative companies and also with a consideration of the increased complexity of the directors' roles given the increase in size of the Company.

There is no arrangement under which a director has agreed to waive future emoluments. There have been no payments for compensation for loss of office nor other awards made during the financial year to any person who was formerly a director of the Company.

Benefits consist primarily of a car and private family healthcare cover. The executive directors were also granted options to subscribe for ordinary shares under the Company's share option schemes. Details of share options granted to, and exercised by, directors and the aggregate gains realised on exercised options in the year are given on pages 21 and 22.

Pensions

All of the executive directors participate in the Wolfson Microelectronics plc Pension Scheme which is a defined benefit pension scheme. Details of the entitlements of those who served as directors during the year ended 31 December 2005 are as follows:

	Accrued benefit at 31 December 2005 $000	Increase in accrued benefits excluding inflation (A) $000	Increase in accrued benefits including inflation $000	Transfer value of accrued benefits at 31 December 2004 $000	Transfer value of accrued benefits at 31 December 2005 $000	Increase in transfer value less directors' contributions $000	Increase in transfer value excluding inflation less directors' contributions $000
AD Milne	**155**	26	30	2,579	**3,072**	475	471
JRC Reid	**81**	10	12	817	**925**	97	95
GR Elliott	**16**	3	4	142	**173**	20	19
JM Urwin	**31**	5	6	202	**241**	29	28

Details of pension policy are provided on page 16.

Share options

Details of share options of those executive directors who served during the year are set out in this table. Non-executive directors have no share options. No amounts were payable for the award of the share options.

	At 01.01.05	Exercised during year	Lapsed during year	Granted during year	At 31.12.05	Exercise price	Date from which exercisable	Expiry date
AD Milne	[a]460,000	-	(460,000)	-	-	£0.15	17.12.02	23.03.06
	190,000	(190,000)	-	-	-	£0.15	17.12.02	17.12.09
	[a]460,000	(460,000)	-	-	-	£0.15	17.12.02	23.03.11
	490,000	(490,000)	-	-	-	£0.20	20.03.05	20.03.09
	10,000	(10,000)	-	-	-	£0.20	20.03.05	20.03.12
	220,000	-	-	-	**[b]220,000**	£0.40	01.01.06	01.01.10
	498,900	-	-	-	**[b]498,900**	£0.75	14.08.06	14.08.10
	1,100	-	-	-	**[b]1,100**	£0.75	14.08.06	14.08.13
	110,024	-	-	-	**[c]110,024**	£2.045	31.03.07	30.07.14
JRC Reid	[a]120,000	-	(120,000)	-	-	£0.15	17.12.02	17.12.06
	[a]120,000	(120,000)	-	-	-	£0.15	17.12.02	23.03.11
	220,000	-	-	-	**[b]220,000**	£0.20	20.03.05	20.03.09
	30,000	-	-	-	**[b]30,000**	£0.20	20.03.05	20.03.12
	82,000	-	-	-	**[b]82,000**	£0.40	01.01.06	01.01.10
	345,900	-	-	-	**[b]345,900**	£0.75	14.08.06	14.08.10
	4,100	-	-	-	**[b]4,100**	£0.75	14.08.06	14.08.13
	67,237	-	-	-	**[c]67,237**	£2.045	31.03.07	30.07.14
JM Urwin	[a]150,000	-	(150,000)	-	-	£0.15	17.12.02	17.12.06
	[a]150,000	(150,000)	-	-	-	£0.15	17.12.02	23.03.11
	121,400	(121,400)	-	-	-	£0.15	23.03.04	23.03.11
	100,000	(100,000)	-	-	-	£0.20	20.03.05	20.03.09
	150,000	(150,000)	-	-	-	£0.20	20.03.05	20.03.12
	79,000	-	-	-	**[b]79,000**	£0.40	01.01.06	01.01.10
	296,900	-	-	-	**[b]296,900**	£0.75	14.08.06	14.08.10
	3,100	-	-	-	**[b]3,100**	£0.75	14.08.06	14.08.13
	64,181	-	-	-	**[c]64,181**	£2.045	31.03.07	30.07.14
	-	-	-	66,378	**[c]66,378**	£1.7325	10.03.08	10.03.15
GR Elliott	[a]10,000	-	(10,000)	-	-	£0.15	03.01.03	03.01.07
	190,000	(190,000)	-	-	-	£0.15	03.01.03	03.01.10
	[a]10,000	(10,000)	-	-	-	£0.15	03.01.03	23.03.11
	400,000	(400,000)	-	-	-	£0.15	23.03.04	23.03.11
	88,000	-	-	-	**[b]88,000**	£0.40	01.01.06	01.01.10
	201,400	-	-	-	**[b]201,400**	£0.75	14.08.06	14.08.10
	48,600	-	-	-	**[b]48,600**	£0.75	14.08.06	14.08.13
	70,293	-	-	-	**[c]70,293**	£2.045	31.03.07	30.07.14
	-	-	-	69,264	**[c]69,264**	£1.7325	10.03.08	10.03.15

a The Ordinary Shares comprising those options granted on 17 December 1999 and 3 January 2000 are subject to parallel option arrangements, whereby corresponding options were granted on 23 March 2001 on the basis that option holders may only exercise one of the options within these parallel arrangements but not both.

b Performance conditions apply in relation to the exercise of these options. See note 17 to the financial statements for details.

c Under the 2004 management incentive scheme, executive directors and senior managers were awarded share options exercisable in March 2007. The proportion exercisable by each person is dependent on the growth rate of the Group's normalised earnings per share ("EPS") over a three year period with the base year being 2003. 100% payout is achieved if the annual compound growth rate of EPS in that period equals or exceeds the Retail Price Index ("RPI") + 15% per annum. There is a sliding scale for lower performance and no options are exercisable if the EPS growth rate is below RPI + 5% per annum, is zero or negative. Details of the performance criteria for options granted in 2005 are given above under remuneration policy.

All share options granted to directors during the year, as shown in the table above, were granted under the 2003 Executive Share Scheme A and the 2003 Executive Share Scheme B. Details for these share option schemes are included in note 15 to the financial statements.

During the year, directors exercised share options from the following share option schemes and the closing mid-market price of the Company's shares on the date of exercise was as shown in the table below:

	First Executive Share Option Scheme (no. of options exercised)	Second Executive Share Option Scheme (no. of options exercised)	Enterprise Management Incentive Share Option Scheme (no. of options exercised)	Exercise price (pence)	Closing mid-market price of share on date of exercise (pence)
Directors					
AD Milne	-	-	460,000	15	171
	190,000	-	-	15	299.5
	-	490,000	-	20	305
	-	-	10,000	20	305
JRC Reid	-	-	120,000	15	171
JM Urwin	-	-	150,000	15	171
	-	-	121,400	15	171
	-	100,000	-	20	177.17
	-	-	150,000	20	177.17
GR Elliott	190,000	-	-	15	164.75
	-	-	10,000	15	171
	-	-	400,000	15	171

The aggregate gains (being the difference between the market price of the Company's shares on the days on which the options were exercised and the price actually paid for the shares) made by directors on the exercise of share options during the year amounted to £4.6 million (approximately $8.4 million) (2004: £4.2 million; approximately $7.7 million). The highest and lowest market prices of the Company's shares during the year were 338 pence and 134 pence respectively. The market price at the year end was 338 pence.

This report was approved by the Board and is signed on its behalf by:

BM Rose

Remuneration Committee Chairman

31 January 2006

Statements of directors' responsibilities in respect of the annual report and the financial statements

The directors are responsible for preparing the annual report and the group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the parent company financial statements on the same basis.

The group and parent company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the Group and the parent Company and the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of the Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulation, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and the Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

We have audited the group and parent company financial statements (the "financial statements") of Wolfson Microelectronics plc for the year ended 31 December 2005 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statement, the Consolidated and Parent Company Statement of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 23.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the financial statements, Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent Company's affairs as at 31 December 2005; and
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the financial statements, Article 4 of the IAS Regulation.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Edinburgh

31 January 2006

	Notes	2005 $000	2004 $000
Revenue	2	**166,558**	119,294
Cost of sales		**(83,012)**	(60,530)
Gross profit		**83,546**	58,764
Distribution and selling costs		**(15,277)**	(14,118)
Research and development expenses		**(21,467)**	(16,447)
Administrative expenses		**(8,834)**	(12,938)
Operating profit	2, 3	**37,968**	15,261
Financial income	5	**2,557**	1,649
Financial expenses	5	**(1,840)**	(1,816)
Net financing income / (costs)		**717**	(167)
Profit before tax		**38,685**	15,094
Income tax expense	6	**(9,651)**	(4,490)
Profit for the year attributable to equity holders of the parent		**29,034**	10,604
Basic earnings per share (cents)	7	**26.26**	9.89
Diluted earnings per share (cents)	7	**24.95**	9.17

[**STATEMENT OF RECOGNISED INCOME AND EXPENSE** FOR THE YEAR ENDED 31 DECEMBER 2005]

	Group		Company	
	2005 **$000**	2004 $000	**2005** **$000**	2004 $000
Actuarial loss on defined benefit obligations (net of tax)	**(324)**	(1,672)	**(324)**	(1,672)
Net expense recognised directly in equity	**(324)**	(1,672)	**(324)**	(1,672)
Profit for the year	**29,034**	10,604	**28,688**	10,239
Total recognised income and expense for the year	**28,710**	8,932	**28,364**	8,567

	Notes	Group **As at 31 December 2005 $000**	Group As at 31 December 2004 $000	Company **As at 31 December 2005 $000**	Company As at 31 December 2004 $000
ASSETS					
Property, plant and equipment	8	**30,217**	29,197	**30,172**	29,177
Intangible assets	9	**732**	703	**732**	703
Investments in subsidiaries	10	**-**	-	**-**	-
Deferred tax assets	11	**8,683**	11,244	**8,376**	11,244
Total non-current assets		**39,632**	41,144	**39,280**	41,124
Inventories	12	**15,924**	17,964	**15,924**	17,964
Income tax receivable	6	**1,288**	2,720	**1,288**	2,720
Trade and other receivables	13	**34,174**	18,939	**34,154**	18,921
Short-term deposits	14	**39,840**	-	**39,840**	-
Cash and cash equivalents	14	**41,135**	44,232	**41,000**	44,135
Total current assets		**132,361**	83,855	**132,206**	83,740
Total assets		**171,993**	124,999	**171,486**	124,864
EQUITY					
Issued capital	15	**187**	180	**187**	180
Share premium account	15	**50,538**	49,142	**50,538**	49,142
Capital redemption reserve	15	**497**	497	**497**	497
Retained earnings	15	**72,231**	34,843	**71,148**	34,438
Total equity attributable to equity holders of the parent		**123,453**	84,662	**122,370**	84,257
LIABILITIES					
Interest-bearing loans and borrowings	16	**14,933**	18,170	**14,933**	18,170
Employee benefits	17	**7,250**	7,930	**7,250**	7,930
Total non-current liabilities		**22,183**	26,100	**22,183**	26,100
Interest-bearing loans and borrowings	16	**880**	2,266	**880**	2,266
Trade and other payables	18	**25,477**	11,971	**26,053**	12,241
Total current liabilities		**26,357**	14,237	**26,933**	14,507
Total liabilities		**48,540**	40,337	**49,116**	40,607
Total equity and liabilities		**171,993**	124,999	**171,486**	124,864

These financial statements were approved by the Board of Directors on 31 January 2006 and were signed on its behalf by:

AD Milne
Director

GR Elliott
Director

	Notes	Group		Company	
		2005	2004	**2005**	2004
		$000	$000	**$000**	$000
Cash flows from operating activities					
Profit for the year		**29,034**	10,604	**28,688**	10,239
Adjustments for:					
Depreciation and amortisation	8, 9	**5,147**	4,015	**5,131**	4,003
Foreign exchange (gains) / losses		**(1,222)**	786	**(1,189)**	786
Financial income		**(2,557)**	(1,649)	**(2,557)**	(1,649)
Financial expenses		**1,840**	1,816	**1,840**	1,816
Gain on disposal of property, plant and equipment		**-**	(4)	**-**	(4)
Equity-settled share-based payment expenses		**2,395**	1,517	**2,333**	1,477
Income tax expense		**9,651**	4,490	**9,703**	4,502
Operating profit before changes in working capital		**44,288**	21,575	**43,949**	21,170
Decrease / (increase) in inventories		**2,040**	(9,105)	**2,040**	(9,105)
Increase in trade and other receivables		**(14,781)**	(1,929)	**(14,779)**	(1,753)
Increase in trade and other payables		**11,513**	671	**11,771**	941
(Decrease) / increase in employee benefits		**(1,313)**	203	**(1,313)**	203
Cash generated from the operations		**41,747**	11,415	**41,668**	11,456
Income taxes received / (paid)		**763**	(2,720)	**763**	(2,720)
Net cash inflow from operating activities		**42,510**	8,695	**42,431**	8,736
Cash flows from investing activities					
Proceeds from sale of property, plant and equipment		**-**	10	**-**	10
Interest received		**1,545**	1,320	**1,545**	1,320
Acquisition of property, plant and equipment		**(4,411)**	(10,636)	**(4,370)**	(10,636)
Amounts placed on short-term deposits		**(39,840)**	-	**(39,840)**	-
Net cash outflow from investing activities		**(42,706)**	(9,306)	**(42,665)**	(9,306)
Cash flows from financing activities					
Proceeds from the issue of share capital		**1,403**	1,309	**1,403**	1,309
Interest paid		**(871)**	(1,236)	**(871)**	(1,236)
Repayment of borrowings		**(3,162)**	(1,898)	**(3,162)**	(1,898)
Payment of finance lease liabilities		**(31)**	(615)	**(31)**	(615)
Net cash outflow from financing activities		**(2,661)**	(2,440)	**(2,661)**	(2,440)
Net decrease in cash and cash equivalents		**(2,857)**	(3,051)	**(2,895)**	(3,010)
Cash and cash equivalents at start of year		**44,232**	46,474	**44,135**	46,336
Effect of exchange rate fluctuations on cash held		**(240)**	809	**(240)**	809
Cash and cash equivalents at end of year	14	**41,135**	44,232	**41,000**	44,135
Cash and cash equivalents at end of year	14	**41,135**	44,232	**41,000**	44,135
Short-term deposits at end of year	14	**39,840**	-	**39,840**	-
Total cash and short-term deposits at end of year		**80,975**	44,232	**80,840**	44,135

1
Significant accounting policies

Wolfson Microelectronics plc (the "Company") is a company domiciled in Scotland. The consolidated financial statements for the year ended 31 December 2005 comprise those of the Company and its subsidiaries (together referred to as the "Group").

The parent Company financial statements present information about the Company as a separate entity and not about its Group.

Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own income statement and related notes.

The financial statements were authorised for issue by the directors on 31 January 2006.

(a) Statement of compliance

The financial statements of the Group and the Company have been prepared in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union ("adopted IFRS"). These are the first annual financial statements of the Group and the Company prepared in accordance with IFRSs and IFRS 1 has been applied.

An explanation of how the transition to adopted IFRS has affected the reported financial position, financial performance and cash flows of the Group and the Company is provided in note 26.

(b) Basis of preparation

The financial statements are prepared on the historical cost basis and are presented in United States Dollars ("US dollars"), rounded to the nearest thousand.

The preparation of financial statements in accordance with adopted IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of adopted IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 25.

The accounting policies set out below, unless otherwise stated, have been applied consistently to all periods presented in these financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to adopted IFRS.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control passes. The acquisition method of accounting has been adopted. All subsidiaries at 31 December 2004 and at 31 December 2005 have those dates as their financial year ends.

(ii) Transactions eliminated on consolidation

Intragroup transactions, balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(iii) Investments in subsidiaries

Investments by the Company in subsidiaries are carried at cost less any impairment.

(d) Foreign currency

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in US dollars, which is the Group's functional and presentation currency.

(ii) Foreign currency transactions and balances

Transactions in foreign currencies, other than US dollars, are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to US dollars at the foreign exchange rate ruling at that date. Exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a currency other than US dollars are translated using the exchange rate at the date of the transaction.

(iii) Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to US dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to US dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.

(e) Derivative financial instruments

The Group does not use derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not hold or issue derivative financial instruments for trading purposes.

(f) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy (l)), except for land, which is shown at cost less impairment.

Cost includes the expenditure that is directly attributable to the acquisition of the items.

Where parts of an item of property, plant and equipment have different estimated useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. A finance leased asset is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses (see accounting policy (l)). Finance leased assets are depreciated over the shorter of the lease periods and the estimated useful lives of the assets. The corresponding liability is included in the balance sheet as a finance lease obligation. Lease payments are accounted for as described in accounting policy (r) (ii).

(iii) Subsequent expenditure

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if:

- it is probable that the future economic benefits embodied within the item will flow to the Group; and
- the cost of the item can be measured reliably.

All other costs are recognised as an expense in the income statement as incurred.

(iv) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of property, plant and equipment. Freehold land is not depreciated. The estimated useful lives are as follows:

Freehold property	25 years
Plant and equipment	1 to 5 years
Computer hardware	1 to 3 years
Furniture and fittings,	10 years
Motor vehicles	4 years

The residual values and estimated useful lives, of items of property plant and equipment, are reviewed annually and are adjusted if appropriate.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

(g) Intangible assets

(i) Research and development

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised as an expense in the income statement as incurred.

Where a product is technically feasible, production and sale are intended, a market exists and sufficient resources are available to complete the project, development costs are capitalised and amortised on a straight-line basis over the estimated useful life of the respective product. The Company believes its current process for developing products is essentially completed when products have achieved the 'Release to Production' status which confirms technical feasibility of the products to be manufactured and sold to the commercial marketplace. Development costs incurred after the establishment of technical feasibility have not been significant and, therefore, no costs have been capitalised to date. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

(ii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised using the straight-line method over their estimated useful lives (one to three years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software items controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are capitalised as intangible assets.

Computer software development costs recognised as assets are amortised using the straight-line method over their estimated useful lives (not exceeding three years).

(h) Trade and other receivables

Trade and other receivables are stated at their nominal value less impairment losses (see accounting policy (l)). A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the estimated future cash flows, discounted if material. The amount of the provision is recognised in the income statement.

(i) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs to completion and selling expenses.

The cost of inventories is based on the first-in first-out method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes raw materials, other direct costs and related overheads based on normal operating capacity.

(j) Short-term deposits

Short-term deposits comprise cash deposits held with highly credit rated financial institutions with original maturities of more than three months.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and deposits held with banks with original maturities of three months or less.

(l) Impairment

The carrying amounts of the Group's assets, other than inventories (see accounting policy (i)) and deferred tax assets (see accounting policy (s)) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy (l)(i)).

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(m) Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(n) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, net of attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(o) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plan

The Group's and the Company's net obligation in respect of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality credit rated bonds which are denominated in the currency in which the benefits will be paid, and that have maturity dates approximating the terms of the Group's and the Company's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

The movement in the net obligation in respect of the defined benefit pension plan is split between operating expenses and net financing income/(costs) in the income statement and actuarial gains and losses in the statement of recognised income and expense.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses at 1 January 2004, the date of transition to adopted IFRS, were recognised at that date. The Group recognises actuarial gains and losses that arise subsequent to 1 January 2004 immediately in the statement of recognised income and expense.

(iii) Share-based payment transactions

The share option schemes allow Group employees to acquire shares of the Company.

Share options granted before 7 November 2002

No expense is recognised in respect of these options. When the share options are exercised, the proceeds received are allocated between share capital and share premium.

Share options granted after 7 November 2002 and vested after 1 January 2005

IFRS 2 "Share-based payments" is effective in respect of options granted after 7 November 2002 and which had not vested as at 1 January 2005. There were no options granted after 7 November 2002 which had vested before 1 January 2005. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense is adjusted to reflect the actual number of share options that vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. The estimates of the number of options that are expected to become exercisable are reviewed at each balance sheet date. The impact of the revision of original estimates, if any, is recognised in the income statement and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium (the balance) when the options are exercised.

(iv) Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders before taxation and adjusted as appropriate. This expense is recognised in personnel expenses. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(p) Trade and other payables

Trade and other payables are stated at amortised cost.

(q) Revenue

Revenue comprises the sale of goods, income for design services supplied and royalty income earned during the year and excludes sales taxes.

(i) Product revenues

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Where the Company sells to its distributors, revenue from the sale of products is recognised where there are no further obligations on the Company and when the associated economic benefits are due to the Company and the revenue can be measured reliably.

(ii) Design services

Design income on specific contracts is recognised with respect to the stage of completion and the expected costs and time to complete. Revenue and the associated costs are recognised in a manner appropriate to the stage of completion of the contract. The stage of completion is assessed by reference to the project milestones achieved. Where revenue exceeds payments on account, an amount recoverable under contracts is established and included within receivables. Where payments on account exceed revenue, a payment received on account is established and given within payables.

(iii) Royalty income

Royalty income represents revenue earned under joint product development agreements. Such revenue is earned and income is recognised when sales of the developed product to third parties for which royalty is due are confirmed to the Group.

(r) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, expected return on defined benefit plan assets and the interest on the defined plan obligations.

Interest income is recognised in the income statement as it accrues, using the effective interest method.

(s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(t) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

2
Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate expenses, including administrative expenses and facilities costs.

2

Segment reporting (continued)

Business segments

The Group comprises the following main business segments as at 31 December 2005:

- consumer audio products
- digital imaging applications
- portable applications

		Consumer		Imaging		Portable		Corporate expenses (unallocated)		Group	
	Notes	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000
Segment revenue		**32,871**	38,906	**25,636**	26,111	**108,051**	54,277	**-**	-	**166,558**	119,294
Segment result		**6,841**	8,737	**11,712**	13,130	**50,176**	25,545	**-**	-	**68,729**	47,412
Unallocated expenses		**-**	-	**-**	-	**-**	-	**(30,761)***	(32,151)*	**(30,761)**	(32,151)
Operating profit										**37,968**	15,261
Net financing income / (costs)	5									**717**	(167)
Profit before tax										**38,685**	15,094
Income tax expense	6									**(9,651)**	(4,490)
Profit for the year										**29,034**	10,604

* Certain corporate expenses are allocated to reflect the utilisation of resources by each business segment and the balance of these expenses remains as unallocated.

		Consumer		Imaging		Portable		Unallocated		Group	
	Notes	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000
Assets		**-**	-	**-**	-	**-**	-	**171,993**	124,999	**171,993**	124,999
Liabilities		**-**	-	**-**	-	**-**	-	**(48,540)**	(40,337)	**(48,540)**	(40,337)
Capital expenditure	8, 9	**-**	-	**-**	-	**-**	-	**6,196**	10,232	**6,196**	10,232

Assets and liabilities are not specifically allocated to business segments as the total assets and liabilities of the Group are utilised, managed and reported centrally across all business segments. Consequently it is not possible to provide a meaningful allocation of assets and liabilities for each business segment as this cannot be done on a reasonable basis.

All segments are continuing operations.

2
Segment reporting (continued)

Geographical segments

The business segments are managed from the United Kingdom. The Group's sales offices are located in China, Japan, Korea, Singapore, Taiwan and the United States of America. Research and development facilities are located in the United Kingdom and subcontracted manufacturing operations are located in South East Asia and in Europe.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

		Japan		Asia Pacific		Americas		Europe & rest of world		Unallocated		Group	
	Notes	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000
Revenue from external customers		**23,228**	19,915	**126,278**	86,072	**9,633**	6,738	**7,419**	6,569	**-**	-	**166,558**	119,294
Assets		-	-	-	-	-	-	-	-	**171,993**	124,999	**171,993**	124,999
Capital expenditure	8, 9	-	-	-	-	-	-	-	-	**6,196**	10,232	**6,196**	10,232

Analysis of revenue	**Year ended 31 December 2005 $000**	Year ended 31 December 2004 $000
Revenues from:		
Products sold	**164,999**	117,258
Design services rendered and royalty income	**1,559**	2,036
	166,558	119,294

3
Operating expenses

	Year ended 31 December 2005 $000	Year ended 31 December 2004 $000
Operating profit is stated after charging:		
Depreciation (note 8)	**4,108**	3,159
Amortisation of intangible assets (note 9)	**1,039**	856
Write down of inventories to net realisable value	**2,170**	1,163
Legal fees incurred in respect of alleged patent infringement (note 22)	**836**	4,089
Loss on foreign exchange transactions and translation	**-**	115
and after crediting:		
Gain on foreign exchange transactions and translation	**(1,222)**	-
Gain on disposal of property, plant and equipment	**-**	(4)

Audit and non-audit fee disclosure	**Year ended 31 December 2005 $000**	Year ended 31 December 2004 $000
Audit of these financial statements – Group and Company	**119**	181
Amounts receivable by auditors and their associates in respect of:		
Other services provided to overseas branches of the Company	**129**	82
Other services relating to taxation	**143**	151
All other services	**63**	57

4
Personnel expenses

	Group		Company	
	Year ended 31 December 2005 No.	Year ended 31 December 2004 No.	**Year ended 31 December 2005 No.**	Year ended 31 December 2004 No.
Average number of employees, including executive directors, by activity:				
Design and development	**109**	91	**109**	91
Selling and distribution	**91**	76	**84**	71
Administration	**27**	22	**27**	22
	227	189	**220**	184

	Group		Company	
	Year ended 31 December 2005 $000	Year ended 31 December 2004 $000	**Year ended 31 December 2005 $000**	Year ended 31 December 2004 $000
Wages and salaries	**15,726**	12,112	**14,848**	11,329
Social security costs	**1,689**	1,168	**1,689**	1,168
Contributions to defined contribution plans	**359**	219	**359**	219
Increase in liability for defined benefit pensions (note 17)	**810**	733	**810**	733
Equity-settled transactions	**2,395**	1,517	**2,333**	1,477
	20,979	15,749	**20,039**	14,926

Information regarding the directors' remuneration, shareholdings, share options and pension arrangements is contained in the Directors' Remuneration Report on pages 15 to 22. No director had, during or at the end of the year, any material interest in any contract of significance in relation to the Group's business.

5
Net financing income / (costs)

	Year ended 31 December 2005 $000	Year ended 31 December 2004 $000
Bank interest receivable	**1,988**	1,218
Other interest receivable	**11**	-
Expected return on defined benefit plan assets (note 17)	**558**	431
Financial income	**2,557**	1,649
Interest payable on bank loans	**(1,060)**	(1,198)
Other interest payable	**(19)**	(19)
Interest on defined benefit obligation (note 17)	**(761)**	(599)
Financial expenses	**(1,840)**	(1,816)
Net financing income / (costs)	**717**	(167)

6
Income tax expense

Current tax

Current tax for the current and prior periods is classified as a current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as a current asset.

Recognised in the income statement	**Year ended 31 December 2005 $000**	Year ended 31 December 2004 $000
Current tax expense		
Current year	**595**	-
Adjustments for prior years	**-**	(642)
Overseas taxes	**74**	-
	669	(642)
Deferred tax expense		
Origination and reversal of temporary differences	**10,178**	4,806
Benefit of tax losses recognised (note 11)	**(126)**	-
Adjustments for prior years	**(1,070)**	326
	8,982	5,132
Total income tax expense in income statement	**9,651**	4,490

Reconciliation of effective tax rate	**Year ended 31 December 2005 %**	**Year ended 31 December 2005 $000**	Year ended 31 December 2004 %	Year ended 31 December 2004 $000
Profit before tax		**38,685**		15,094
Income tax using the domestic corporation tax rate	**30.0%**	**11,605**	30.0%	4,528
Effect of tax rates in foreign jurisdictions (rate increased)	**0.2%**	**74**	-	-
Non-deductible expenses	**0.5%**	**206**	4.0%	607
Tax incentives not recognised in the income statement	**(1.1%)**	**(420)**	(2.2)%	(336)
Tax relief on share options	**(1.6%)**	**(618)**	-	7
Effect of tax losses utilised	**(0.3%)**	**(126)**	-	-
Over provided in prior years	**(2.8%)**	**(1,070)**	(2.1)%	(316)
	24.9%	**9,651**	29.7%	4,490

6
Income tax expense (continued)

Deferred tax recognised directly in equity

	Year ended 31 December 2005 $000	Year ended 31 December 2004 $000
Relating to equity-settled transactions	(6,282)	(810)
Relating to net pension liability	(139)	(717)
Increase in equity (note 11)	(6,421)	(1,527)

Income tax receivable

The current tax asset of $1,288,000 (2004: $2,720,000) represents the amount of income taxes recoverable in respect of the current period that exceed payments.

7
Earnings per share

	Year ended 31 December 2005 $000	Year ended 31 December 2004 $000
Profit for the year attributable to equity shareholders (basic and diluted)	29,034	10,604
	cents	cents
Basic earnings per share	26.26	9.89
Diluted earnings per share	24.95	9.17

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each year were calculated as follows:

	Year ended 31 December 2005 No. of shares	Year ended 31 December 2004 No. of shares
Issued ordinary shares at start of year	108,389,915	104,699,315
Effect of shares issued during the year from exercise of employee share options	2,160,924	2,562,933
Weighted average number of ordinary shares at end of year – for basic earnings per share	110,550,839	107,262,248
Effect of share options in issue	5,829,416	8,425,129
Weighted average number of ordinary shares at end of year – for diluted earnings per share	116,380,255	115,687,377

Basic earnings per share

The calculation of basic earnings per share for the year ended 31 December 2005 was based on the profit attributable to equity shareholders of $29,034,000 (2004: $10,604,000) and a weighted average number of ordinary shares during the year ended 31 December 2005 of 110,550,839 (2004: 107,262,248), calculated as shown above.

Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2005 was based on the profit attributable to equity shareholders of $29,034,000 (2004: $10,604,000) and a weighted average number of ordinary shares during the year ended 31 December 2005 of 116,380,255 (2004: 115,687,377), calculated as shown above.

8
Property, plant and equipment

Group	Land and buildings $000	Plant and machinery $000	Computer hardware $000	Furniture and fittings $000	Motor vehicles $000	Total $000
Cost						
At 1 January 2004	16,723	8,181	2,431	776	56	28,167
Acquisitions	2,059	5,817	543	923	63	9,405
Disposals	-	-	-	-	(34)	(34)
At 31 December 2004	18,782	13,998	2,974	1,699	85	37,538
At 1 January 2005	18,782	13,998	2,974	1,699	85	37,538
Acquisitions	-	4,946	106	34	42	5,128
At 31 December 2005	**18,782**	**18,944**	**3,080**	**1,733**	**127**	**42,666**
Depreciation						
At 1 January 2004	-	3,874	1,075	235	26	5,210
Charge for the year	279	2,152	570	141	17	3,159
Disposals	-	-	-	-	(28)	(28)
At 31 December 2004	279	6,026	1,645	376	15	8,341
At 1 January 2005	279	6,026	1,645	376	15	8,341
Charge for the year	376	2,894	648	170	20	4,108
At 31 December 2005	**655**	**8,920**	**2,293**	**546**	**35**	**12,449**
Net book value						
At 1 January 2004	16,723	4,307	1,356	541	30	22,957
At 31 December 2004	18,503	7,972	1,329	1,323	70	29,197
At 1 January 2005	18,503	7,972	1,329	1,323	70	29,197
At 31 December 2005	**18,127**	**10,024**	**787**	**1,187**	**92**	**30,217**

8
Property, plant and equipment (continued)

Company	Land and buildings $000	Plant and machinery $000	Computer hardware $000	Furniture and fittings $000	Motor vehicles $000	Total $000
Cost						
At 1 January 2004	16,723	8,155	2,429	771	56	28,134
Acquisitions	2,059	5,817	543	923	63	9,405
Disposals	-	-	-	-	(34)	(34)
At 31 December 2004	18,782	13,972	2,972	1,694	85	37,505
At 1 January 2005	18,782	13,972	2,972	1,694	85	37,505
Acquisitions	-	4,905	106	34	42	5,087
At 31 December 2005	**18,782**	**18,877**	**3,078**	**1,728**	**127**	**42,592**
Depreciation						
At 1 January 2004	-	3,874	1,075	234	26	5,209
Charge for the year	279	2,143	568	140	17	3,147
Disposals	-	-	-	-	(28)	(28)
At 31 December 2004	279	6,017	1,643	374	15	8,328
At 1 January 2005	279	6,017	1,643	374	15	8,328
Charge for the year	376	2,878	648	170	20	4,092
At 31 December 2005	**655**	**8,895**	**2,291**	**544**	**35**	**12,420**
Net book value						
At 1 January 2004	16,723	4,281	1,354	537	30	22,925
At 31 December 2004	18,503	7,955	1,329	1,320	70	29,177
At 1 January 2005	18,503	7,955	1,329	1,320	70	29,177
At 31 December 2005	**18,127**	**9,982**	**787**	**1,184**	**92**	**30,172**

Group and Company:

Leased plant and machinery

The Group and Company leases certain items of plant and machinery, computer hardware and fixtures and fittings under a number of finance lease agreements and hire purchase contracts. At 31 December 2005, the net book value of: leased plant and machinery was $nil (2004: $34,000); leased computer hardware was $nil (2004: $309,000); and leased fixtures and fittings was $nil (2004: $4,000). Depreciation for the year on these assets was: $34,000 (2004: $44,000); $155,000 (2004: $155,000); and $4,000 (2004: $14,000) respectively. The leased equipment secures lease obligations (see note 16).

Security

At 31 December 2005, a building with a net book value of $18,127,000 (2004: $18,503,000) is subject to a floating charge and standard security.

9
Intangible assets

Group and Company	Computer software $000	Total $000
Cost		
At 1 January 2004	1,080	1,080
Acquisitions	827	827
At 31 December 2004	1,907	1,907
At 1 January 2005	1,907	1,907
Acquisitions	1,068	1,068
At 31 December 2005	**2,975**	**2,975**
Amortisation		
At 1 January 2004	348	348
Amortisation for the year	856	856
At 31 December 2004	1,204	1,204
At 1 January 2005	1,204	1,204
Amortisation for the year	1,039	1,039
At 31 December 2005	**2,243**	**2,243**
Net book value		
At 1 January 2004	732	732
At 31 December 2004	703	703
At 1 January 2005	703	703
At 31 December 2005	**732**	**732**

Amortisation charge

The amortisation charge is recognised in the following line items in the income statement:

	Year ended 31 December 2005 $000	Year ended 31 December 2004 $000
Distribution and selling costs	**33**	6
Research and development expenses	**166**	240
Administrative expenses	**840**	610
	1,039	856

10
Investments in subsidiaries

Company	$
Cost	
At 1 January 2004 and 2005 – investment in Wolfson Microelectronics, Inc. (note 24)	**163**
Addition in 2005 – investment in Wolfson Microelectronics Pte Ltd (note 24)	**1**
At 31 December 2005	**164**

11
Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net	
Group	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000
Property, plant and equipment	**-**	(1,909)	**2,332**	-	**2,332**	(1,909)
Intangible assets	**(20)**	(68)	**-**	-	**(20)**	(68)
Employee benefits – pensions	**(2,175)**	(2,379)	**-**	-	**(2,175)**	(2,379)
Employee benefits – share based payments	**(8,633)**	(4,802)	**-**	-	**(8,633)**	(4,802)
Other items	**(187)**	(61)	**-**	-	**(187)**	(61)
Tax value of loss carry-forwards recognised	**-**	(2,025)	**-**	-	**-**	(2,025)
Tax (assets) / liabilities	**(11,015)**	(11,244)	**2,332**	-	**(8,683)**	(11,244)
Set off of tax	**2,332**	-	**(2,332)**	-	**-**	-
Net tax assets	**(8,683)**	(11,244)	**-**	-	**(8,683)**	(11,244)

	Assets		Liabilities		Net	
Company	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000
Property, plant and equipment	**-**	(1,909)	**2,332**	-	**2,332**	(1,909)
Intangible assets	**(20)**	(68)	**-**	-	**(20)**	(68)
Employee benefits – pensions	**(2,175)**	(2,379)	**-**	-	**(2,175)**	(2,379)
Employee benefits – share based payments	**(8,326)**	(4,802)	**-**	-	**(8,326)**	(4,802)
Other items	**(187)**	(61)	**-**	-	**(187)**	(61)
Tax value of loss carry-forwards recognised	**-**	(2,025)	**-**	-	**-**	(2,025)
Tax (assets) / liabilities	**(10,708)**	(11,244)	**2,332**	-	**(8,376)**	(11,244)
Set off of tax	**2,332**	-	**(2,332)**	-	**-**	-
Net tax assets	**(8,376)**	(11,244)	**-**	-	**(8,376)**	(11,244)

Unrecognised deferred tax assets (Group only)

At 31 December 2005, a deferred tax asset of $nil (2004: $126,000) relating to tax losses carried forward in the United States of America was not recognised. A deferred tax asset was not recognised in 2004 in respect of this item because it was not probable that future taxable profit would be available against which the Group could utilise the benefits thereon. These tax losses have however been fully utilised in the year ended 31 December 2005.

11

Deferred tax assets and liabilities (continued)

Movement in temporary differences during the year

Group	Balance at 1 January 2004 $000	Recognised in income $000	Recognised in equity $000	Balance at 31 December 2004 $000
Property, plant and equipment	(223)	(1,686)	-	(1,909)
Intangible assets	(2)	(66)	-	(68)
Employee benefits – pensions	(1,551)	(111)	(717)	(2,379)
Employee benefits – share based payments	(13,058)	9,066	(810)	(4,802)
Other items	(15)	(46)	-	(61)
Tax value of loss carry-forwards	-	(2,025)	-	(2,025)
	(14,849)	5,132	(1,527)	(11,244)

Group	Balance at 1 January 2005 $000	Recognised in income $000	Recognised in equity $000	**Balance at 31 December 2005 $000**
Property, plant and equipment	(1,909)	4,241	-	**2,332**
Intangible assets	(68)	48	-	**(20)**
Employee benefits – pensions	(2,379)	343	(139)	**(2,175)**
Employee benefits – share based payments	(4,802)	2,451	(6,282)	**(8,633)**
Other items	(61)	(126)	-	**(187)**
Tax value of loss carry-forwards	(2,025)	2,025	-	**-**
	(11,244)	8,982	(6,421)	**(8,683)**

11
Deferred tax assets and liabilities (continued)

***Movement in temporary differences during the year** (continued)*

Company	Balance at 1 January 2004 $000	Recognised in income $000	Recognised in equity $000	Balance at 31 December 2004 $000
Property, plant and equipment	(223)	(1,686)	-	(1,909)
Intangible assets	(2)	(66)	-	(68)
Employee benefits – pensions	(1,551)	(111)	(717)	(2,379)
Employee benefits – share based payments	(13,058)	9,066	(810)	(4,802)
Other items	(15)	(46)	-	(61)
Tax value of loss carry-forwards	-	(2,025)	-	(2,025)
	(14,849)	5,132	(1,527)	(11,244)

Company	Balance at 1 January 2005 $000	Recognised in income $000	Recognised in equity $000	**Balance at 31 December 2005 $000**
Property, plant and equipment	(1,909)	4,241	-	**2,332**
Intangible assets	(68)	48	-	**(20)**
Employee benefits – pensions	(2,379)	343	(139)	**(2,175)**
Employee benefits – share based payments	(4,802)	2,488	(6,012)	**(8,326)**
Other items	(61)	(126)	-	**(187)**
Tax value of loss carry-forwards	(2,025)	2,025	-	**-**
	(11,244)	9,019	(6,151)	**(8,376)**

12
Inventories

	Group and Company	
	2005 $000	2004 $000
Raw materials and consumables	**4,456**	8,474
Work in progress	**8,020**	2,935
Finished goods	**3,448**	6,555
	15,924	17,964

13
Trade and other receivables

	Group		Company	
	2005 $000	2004 $000	**2005 $000**	2004 $000
Trade receivables	**30,848**	16,201	**30,848**	16,201
Amounts recoverable on contracts	**-**	424	**-**	424
Other receivables	**1,065**	793	**1,065**	793
Prepayments and accrued income	**2,261**	1,521	**2,241**	1,503
	34,174	18,939	**34,154**	18,921

14
Cash and cash equivalents and short-term deposits

	Group		Company	
	2005 $000	2004 $000	**2005 $000**	2004 $000
Bank balances	**24,817**	12,266	**24,682**	12,169
Bank deposits	**16,318**	31,966	**16,318**	31,966
Cash and cash equivalents	**41,135**	44,232	**41,000**	44,135
Short-term deposits (note 19)	**39,840**	-	**39,840**	-

15
Capital and reserves

Share capital and share premium

	As at 31 December 2005 No. of shares	As at 31 December 2004 No. of shares
In issue at start of year	**108,389,915**	104,699,315
Issued for cash on exercise of employee share options	**4,024,645**	3,690,600
In issue at end of year – fully paid	**112,414,560**	108,389,915

At 31 December 2005, the authorised share capital comprised 125,000,000 ordinary shares (2004: 125,000,000) which have a nominal value of 0.1 pence per share.

The holders of ordinary shares are entitled to one vote per share at meetings of the Company and are entitled to receive dividends as recommended by the directors. The holders of ordinary shares also have an unlimited right to share in the surplus remaining on a winding up after all creditors are satisfied.

During the year 4,024,645 ordinary shares of 0.1 pence, which had an aggregate nominal value of £4,000 ($7,000), were issued for a total consideration of £774,000 ($1,403,000).

Options

The Company's directors, senior management and employees have been granted options over ordinary shares under employee share option schemes as follows:

	At 1 January 2005	Exercised	Granted	Lapsed	At 31 December 2005
First scheme	655,000	(605,000)	-	-	**50,000**
Second scheme *	6,723,500	(1,290,000)	-	(1,203,900)	**4,229,600**
EMI scheme *	3,991,900	(2,093,400)	-	(33,600)	**1,864,900**
2003 Executive Share Scheme – A	108,778	-	61,946	(14,669)	**156,055**
2003 Executive Share Scheme – B	484,132	-	367,313	(41,566)	**809,879**
2003 All Employee Share Scheme – A	746,007	(10,101)	477,377	(31,012)	**1,182,271**
2003 All Employee Share Scheme – B	289,993	(26,144)	247,373	(9,488)	**501,734**
	12,999,310	(4,024,645)	1,154,009	(1,334,235)	**8,794,439**

* At 31 December 2005, 222,000 options are subject to parallel option arrangements whereby 111,000 options granted under the EMI and Second Executive schemes were granted on the basis that option holders may exercise one of the options comprising such parallel arrangements but not both.

15

Capital and reserves (continued)

Reconciliation of movement in capital and reserves

Group	Share capital $000	Share premium $000	Capital redemption reserve $000	Retained earnings $000	Total equity $000
Balance at 1 January 2004	174	47,839	497	23,583	72,093
Total recognised income and expense	-	-	-	8,932	8,932
Equity settled transactions, net of tax	-	-	-	2,328	2,328
Share options exercised by employees	6	1,303	-	-	1,309
Balance at 31 December 2004	180	49,142	497	34,843	84,662
Balance at 1 January 2005	180	49,142	497	34,843	84,662
Total recognised income and expense	-	-	-	28,710	28,710
Equity settled transactions, net of tax	-	-	-	8,678	8,678
Share options exercised by employees	7	1,396	-	-	1,403
Balance at 31 December 2005	**187**	**50,538**	**497**	**72,231**	**123,453**

Company	Share capital $000	Share premium $000	Capital redemption reserve $000	Retained earnings $000	Total equity $000
Balance at 1 January 2004	174	47,839	497	23,583	72,093
Total recognised income and expense	-	-	-	8,567	8,567
Equity settled transactions, net of tax	-	-	-	2,288	2,288
Share options exercised by employees	6	1,303	-	-	1,309
Balance at 31 December 2004	180	49,142	497	34,438	84,257
Balance at 1 January 2005	180	49,142	497	34,438	84,257
Total recognised income and expense	-	-	-	28,364	28,364
Equity settled transactions, net of tax	-	-	-	8,346	8,346
Share options exercised by employees	7	1,396	-	-	1,403
Balance at 31 December 2005	**187**	**50,538**	**497**	**71,148**	**122,370**

Capital redemption reserve

This reserve balance represents an amount equal to the nominal value of deferred shares which were bought back by the Company out of profits during the year ended 31 December 2003. These deferred shares were then cancelled.

16
Interest-bearing loans and borrowings

	Group and Company	
	2005	2004
	$000	$000
Non-current liabilities		
Secured bank loans	**14,933**	18,170
Current liabilities		
Current portion of secured bank loans	**880**	2,235
Current portion of hire purchase and finance lease liabilities	**-**	31
	880	2,266

Terms and debt repayment schedule

The bank loan of $15,813,000 is secured, by a floating charge and standard security, over the office building which has a net book value of $18,127,000 (2004: $18,503,000) (see note 8). The Company received the term loan in 2003 and it is repayable over 20 years, from inception, in instalments of $220,000 per quarter commencing from December 2005. Interest is payable annually at a rate of 1% over the bank's base rate (see note 19).

Hire purchase and finance lease liabilities

Hire purchase and finance lease liabilities are payable as follows:

Group and Company	**Minimum lease payments 2005 $000**	**Interest 2005 $000**	**Principal 2005 $000**	Minimum lease payments 2004 $000	Interest 2004 $000	Principal 2004 $000
Less than one year	**-**	**-**	**-**	35	4	31

Under the terms of the lease agreements, no contingent rents are payable.

17
Employee benefits

Group and Company	2005 $000	2004 $000
Present value of funded obligations	**17,686**	14,979
Fair value of plan assets	**10,436**	7,049
Recognised liability for defined benefit obligations (see below)	**7,250**	7,930

Liability for defined benefit obligations

The Group makes contributions to a defined benefit plan that provides pension benefits for employees upon retirement. The plan was closed to new entrants with effect from 2 July 2002.

Movements in the present value of defined benefit obligations recognised in the balance sheet	**Year ended 31 December 2005 $000**	Year ended 31 December 2004 $000
At start of year	**7,930**	5,171
Contributions received	**(1,953)**	(363)
Expense recognised in the income statement (see below)	**843**	672
Actuarial loss	**1,256**	2,010
Exchange differences	**(826)**	440
At end of year	**7,250**	7,930

Expense recognised in the income statement	**Year ended 31 December 2005 $000**	Year ended 31 December 2004 $000
Current service costs	**640**	504
Interest on obligation	**761**	599
Expected return on plan assets	**(558)**	(431)
	843	672
Exchange differences	**(33)**	61
	810	733

17

Employee benefits (continued)

The expense is recognised in the following line items in the income statement:

	Year ended 31 December 2005 $000	Year ended 31 December 2004 $000
Distribution and selling costs	**128**	146
Research and development expenses	**422**	277
Administrative expenses	**90**	81
Total current service costs	**640**	504
Exchange differences: Administrative expenses	**(33)**	61
Financial income	**(558)**	(431)
Financial expense	**761**	599
Actual return on plan assets	**26.4%**	10.1%

Liability for defined benefit obligations

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2005	2004
Discount rate at 31 December	**4.70%**	5.25%
Expected return on plan assets at 31 December – Equities	**7.50%**	7.50%
– Bonds	**4.50%**	-
– Other	**4.00%**	4.00%
Future salary increases	**4.25%**	4.25%
Future pension increases	**2.75%**	2.50%
Inflation assumption	**2.75%**	2.50%
Mortality table	**PXA92C2020**	PXA92C2020

Share-based payments

In previous years the Group has established a share option programme that entitles directors, senior management and other employees to purchase shares in the Company. Grants have been made of share options in the period from 1995 to date. During 2005 share options were granted to most employees. Also in 2005, share options were granted to directors and senior management as part of the 2004 management incentive scheme which incorporates performance conditions for the vesting of these share options. In accordance with these share option schemes, options are exercisable at the market price of the shares at the date of grant.

Additionally, there were 28 separate grants of share options to employees before 7 November 2002. The recognition and measurement principles in IFRS 2 have not been applied to these grants in accordance with the transitional provisions of IFRS 1 and IFRS 2.

During the year ended 31 December 2005, the Group had 26 share based payment arrangements which were grants from share option plans. The terms and conditions of the share option grants are as follows, whereby all options are settled by the physical delivery of shares:

17
Employee benefits (continued)

	Grant date	Employees entitled	Number of options	Vesting conditions	Contractual life of options
1	5 September 1997	employees	18,000	Three years of service	10 years
2	17 December 1999	directors, senior management and employees	230,000	Three years of service	10 years
3	17 December 1999*	directors and senior management	730,000	Three years of service	7 years
4	3 January 2000	directors	190,000	Three years of service	10 years
5	3 January 2000*	directors	10,000	Three years of service	7 years
6	7 September 2000*	employees	142,000	Three years of service	10 years
7	7 September 2000*	senior management	273,000	Three years of service	7 years
8	2 March 2001	employees	50,000	Three years of service	7 years
9	23 March 2001*	directors and senior management	1,609,400	Three years of service	10 years
10	28 September 2001	employees	50,000	Three years of service	7 years
11	20 March 2002	directors, senior management and employees	1,520,000	Three years of service	7 years
12	20 March 2002	directors, senior management and employees	1,355,000	Three years of service	10 years
13	12 June 2002	employees	145,000	Three years of service	7 years
14	1 January 2003	directors and senior management	758,000	Three years of service and EBIT per share growth rate of 2005 profits relative to 2002 profits at least RPI +15% per annum. There is a sliding scale of options vesting for lower performance but growth rate of above RPI +5% per annum must be achieved	7 years
15	25 April 2003	employees	525,000	Three years of service and 325,000 of these options are conditional on the achievement of target earnings in 2003	7 years
16	3 June 2003	employees	155,000	Three years of service and 20,000 of these options are conditional on the achievement of sales targets in 2003	10 years
17	14 August 2003	directors, senior management and employees	2,637,500	Three years of service and conditional on the Company achieving an initial public offering by 30 November 2003	7 years
18	14 August 2003	directors, senior management and employees	947,500	Three years of service and conditional on the Company achieving an initial public offering by 30 November 2003	10 years
19	17 September 2003	employees	25,000	Three years of service and conditional on the Company achieving an initial public offering by 30 November 2003	7 years
20	30 July 2004	employees	1,015,000	Four years of service**	10 years
21	27 August 2004	employees	20,000	Four years of service**	10 years
22	30 July 2004	directors and senior management	592,910	Employed during vesting period to 31/03/07 and increase of RPI plus 15% per annum in EPS in 2006 over EPS in 2003 (there is a sliding scale for lower performance)	10 years
23	10 March 2005	employees	694,750	Four years of service**	10 years
24	10 March 2005	directors and senior management	429,259	Three years of service and increase of RPI plus 15% per annum in EPS in 2007 over EPS in 2004 (there is a sliding scale for lower performance)	10 years
25	7 September 2005	employees	20,000	Four years of service**	10 years
26	24 November 2005	employees	10,000	Four years of service**	10 years

* At 31 December 2005, there are 222,000 options which are subject to parallel option arrangements whereby 111,000 options granted under the Enterprise Management Incentive Scheme and the Second Executive Share Option Scheme were granted on the basis that option holders may exercise one of the options comprising such parallel arrangements but not both.

** 25% of the options granted can be exercised one year after the grant date and then, by equal monthly instalments, thereafter for the next three years.

17
Employee benefits (continued)

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price (pence)	**Number of options**	Weighted average exercise price (pence)	Number of options
	Year ended 31 December 2005	**Year ended 31 December 2005**	Year ended 31 December 2004	Year ended 31 December 2004
Outstanding at the beginning of the year	**59.5**	**12,999,310**	32.2	15,842,000
Lapsed during the year	**41.9**	**(1,334,235)**	20.9	(801,000)
Exercised during the year	**19.2**	**(4,024,645)**	15.7	(3,690,600)
Granted during the year	**174.3**	**1,154,009**	204.3	1,648,910
Outstanding at the end of the year	**95.6**	**8,794,439**	59.5	12,999,310
Exercisable at the end of the year	**59.4**	**1,686,116**	15.6	3,302,400

The options outstanding at 31 December 2005 have an exercise price in the ranges as summarised below:

Exercise price range	**Number of options outstanding at 31 December 2005**	**Weighted average remaining contractual life (years)**
15 to 20 pence	1,432,000	4.8
40 to 75 pence	4,712,500	5.2
173.25 to 263.16 pence	2,649,939	8.9
	8,794,439	6.3

The weighted average share price during the year ended 31 December 2005 was 187.9 pence per share (2004: 223 pence per share)

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black-Scholes model. Expectations of early exercise are incorporated into this model.

17
Employee benefits (continued)

Fair value of share options and assumptions	Directors 2005	Directors 2004	Senior Management 2005	Senior Management 2004	Other Employees 2005	Other Employees 2004
Fair value at measurement date (pence)	**91**	112	**82**	101	**82**	100.6
Share price (pence)	**173.25**	204.5	**173.25**	204.5	**174.84**	204.2
Exercise price (pence)	**173.25**	204.5	**173.25**	204.5	**174.84**	204.2
Expected volatility	**55.0%**	55.0%	**55.0%**	55.0%	**55.0%**	55.0%
Option life (weighted average life)	**5**	5	**4**	4	**4**	4
Expected dividends	**Nil**	Nil	**Nil**	Nil	**Nil**	Nil
Risk free interest rate (based on UK government bonds)	**4.6%**	4.9%	**4.6%**	4.9%	**4.6%**	4.9%

The expected volatility is based on the historical volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

These share options are granted under a service condition and, for grants to directors and senior management, a non-market performance condition. Such conditions are not taken into account in the grant date fair value measurement of the services received. There are no market conditions associated with the share option grants.

Employee expenses	Year ended 31 December 2005 $000	Year ended 31 December 2004 $000
Share options granted in 2003	**860**	988
Share options granted in 2004	**988**	529
Share options granted in 2005	**547**	-
Total expense recognised in personnel expenses	**2,395**	1,517

18
Trade and other payables

	Group 2005 $000	Group 2004 $000	Company 2005 $000	Company 2004 $000
Trade payables	**18,232**	8,830	**18,232**	8,830
Amounts due to subsidiaries	**-**	-	**726**	338
Non-trade payables	**1,202**	340	**1,202**	340
Accruals	**6,043**	2,801	**5,893**	2,733
	25,477	11,971	**26,053**	12,241

19
Financial Instruments

The Group's principal financial instruments comprise cash and cash equivalents, short-term deposits, bank loans and finance leases. The main purpose of these financial instruments is to finance the Group's operations. The Group has other financial instruments which mainly comprise trade receivables and trade payables which arise directly from its operations.

During the year ended 31 December 2005 and the previous financial year, the Group did not use derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not hold or issue derivative financial instruments for trading purposes.

Exposure to currency, interest rate and credit risks arises in the normal course of the Group's business.

During the year, the Group established a Treasury Committee. It is chaired by RK Graham and its other members are AD Milne and GR Elliott. This Committee meets periodically, as required, and it reviews the Group's overall financial risk management including specific areas, such as foreign exchange risk, interest-rate risk, credit risk and liquidity management. The Committee reports to and makes recommendations to the Board regarding these matters.

Financial risk management objectives and policies

Currency risk

The Group operates internationally and is exposed to currency risk on purchases, sales, borrowings and cash and cash equivalents that are denominated in a currency other than United States Dollars. The currencies giving rise to this risk are primarily Pounds Sterling and Euros.

Foreign exchange risk arises from transactions, recognised assets and liabilities and net investments in foreign operations.

The Group does not use foreign exchange contracts to hedge its currency risk.

The majority of the Group's revenue and cost of sales are denominated in US dollars. Approximately 30% (2004: 40% approximately) of the Group's operating costs, other than cost of sales, are denominated in US dollars. The majority of the operating expenses are denominated in Pounds Sterling.

For those monetary assets and liabilities held in currencies other than US dollars, the Group ensures that the net exposure is kept to an acceptable level by selling or buying foreign currencies at spot rates where necessary to address short-term imbalances. The Group considers the use of financial instruments such as foreign exchange contracts but did not enter into any such contracts during the current and preceding financial years.

In August 2005, the Group re-negotiated its bank term loan, for the property, from being denominated in Pounds Sterling so that it is now denominated in US dollars.

The Group has investments in foreign operations whose net assets are exposed to currency translation risk. This currency exposure arising from the net assets of the Group's foreign operations is not significant and there is currently no requirement for borrowings, therefore this exposure is not managed through borrowings denominated in the relevant foreign currencies.

		Group		Company	
	Notes	**2005 $000**	2004 $000	**2005 $000**	2004 $000
US dollar trade and other receivables	13	**32,264**	17,582	**32,244**	17,564
Other currencies – trade and other receivables	13	**1,910**	1,357	**1,910**	1,357
US dollar cash and cash equivalents	14	**36,909**	33,569	**36,803**	33,472
Sterling cash and cash equivalents	14	**130**	8,460	**130**	8,460
Other currencies – cash and cash equivalents	14	**4,096**	2,203	**4,067**	2,203
US dollar short-term deposits	14	**39,840**	-	**39,840**	-
Sterling interest-bearing borrowings:					
Bank term loans	16	**-**	(20,405)	**-**	(20,405)
Finance and hire purchase liabilities	16	**-**	(31)	**-**	(31)
US dollar interest-bearing borrowings	16	**(15,813)**	-	**(15,813)**	-
Sterling trade and other payables	18	**(3,435)**	(3,644)	**(3,435)**	(3,644)
US dollar trade and other payables	18	**(21,915)**	(8,063)	**(22,493)**	(8,333)
Other currencies – trade and other payables	18	**(127)**	(264)	**(125)**	(264)

19

Financial Instruments (continued)

Interest rate risk

The Group and Company earn interest from bank deposits and they use money market deposits with highly credit rated financial institutions. During the year, the Group and Company have held cash on deposits with a range of maturities from one to twelve months. This can vary in view of changes in US and UK interest rates and the Group and Company's cash requirements.

The Group had no undrawn committed borrowing facilities as at 31 December 2005 (2004: $nil).

Apart from the finance leases and hire purchase contracts which carry fixed interest rates, the Group and the Company's interest-bearing borrowings and cash and cash equivalents are subject to floating interest rates. As the maturities of bank deposits are less than one year, they are classified as floating rate financial assets.

Effective interest rates and maturity analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they mature or fall due.

		2005							2004						
	Notes	**Effective interest rate**	**Total $000**	**6 months or less $000**	**6-12 months $000**	**1-2 years $000**	**2-5 years $000**	**More than 5 years $000**	Effective interest rate	Total $000	6 months or less $000	6-12 months $000	1-2 years $000	2-5 years $000	More than 5 years $000
Cash and cash equivalents															
– Group	14	4.1%	**41,135**	41,135	-	-	-	-	2.6%	44,232	44,232	-	-	-	-
– Company	14	4.1%	**41,000**	41,000	-	-	-	-	2.6%	44,135	44,135	-	-	-	-
Group and Company:															
Short-term deposits	14	4.2%	**39,840**	10,175	29,665	-	-	-	-	-	-	-	-	-	-
Secured bank loans:															
Term loan for property	16	5.5%	**15,813**	440	440	880	2,640	11,413	6.25%	17,243	-	239	959	2,874	13,171
Term loan – other	16	-	-	-	-	-	-	-	5.4%	3,162	998	998	1,166	-	-
Finance lease liabilities*	16	-	-	-	-	-	-	-	13.8%	31	31	-	-	-	-

* These liabilities bear interest at a fixed rate.

19

Financial Instruments (continued)

Credit risk

The Group has no significant concentrations of credit risk. The exposure to credit risk is mitigated by selling to a diverse range of customers and, where necessary, obtaining either letters of credit or payments in advance. In addition, in other instances, credit insurance is taken out against the risk of default. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Counterparties for cash deposits are limited to financial institutions which have a high credit rating. The Group has policies that limit the amount of credit exposure to any financial institution.

Liquidity

As at 31 December 2005 the Group had cash and cash equivalents of $41,135,000 (2004: $44,232,000) and short-term deposits of $39,840,000 (2004: $nil).

Sensitivity analysis

At 31 December 2005, it is estimated that a general increase of one percentage point in interest rates would increase the Group's profit before tax by approximately $500,000 (2004: $250,000).

It is estimated that a general increase of one percentage point in the value of US dollars against other currencies would have increased the Group's profit before tax by approximately $300,000 for the year ended 31 December 2005 (2004: $400,000). There were no forward foreign exchange contracts in 2005 or 2004.

Fair Values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

Group	Notes	Carrying amount 2005 $000	Fair value 2005 $000	Carrying amount 2004 $000	Fair value 2004 $000
Trade and other receivables	13	34,174	34,174	18,939	18,939
Cash and cash equivalents	14	41,135	41,135	44,232	44,232
Short-term deposits	14	39,840	39,840	-	-
Secured bank loans	16	(15,813)	(15,779)	(20,405)	(19,385)
Finance lease and hire purchase liabilities	16	-	-	(31)	(31)
Trade and other payables	18	(25,477)	(25,477)	(11,971)	(11,971)
		73,859	73,893	30,764	31,784
Unrecognised gains			34		1,020

Company	Notes	Carrying amount 2005 $000	Fair value 2005 $000	Carrying amount 2004 $000	Fair value 2004 $000
Trade and other receivables	13	34,154	34,154	18,921	18,921
Cash and cash equivalents	14	41,000	41,000	44,135	44,135
Short-term deposits	14	39,840	39,840	-	-
Secured bank loans	16	(15,813)	(15,779)	(20,405)	(19,385)
Finance lease and hire purchase liabilities	16	-	-	(31)	(31)
Trade and other payables	18	(26,053)	(26,053)	(12,241)	(12,241)
		73,128	73,162	30,379	31,399
Unrecognised gains			34		1,020

19

Financial Instruments (continued)

The following section summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the tables on page 57.

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

Finance lease and hire purchase contract liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates.

Trade and other receivables / payables

All trade and other receivables and payables have a remaining life of less than one year. The notional amount is deemed to reflect the fair value.

Interest rates used for determining fair value

The Group uses the relevant London Inter-Bank Offered Rate ("LIBOR") as of 31 December 2005 plus an adequate constant credit spread to discount financial instruments. The interest rates used are as follows:

	2005	2004
Loans and borrowings	**5.34%**	6.46%

20

Operating leases

Non-cancellable operating lease rentals are payable as follows:

	Group		**Company**	
	2005 $000	2004 $000	**2005 $000**	2004 $000
Expiring in:				
Less than one year	**107**	179	**81**	157
Between one and five years	**437**	476	**326**	415
	544	655	**407**	572

None of these leases includes contingent rentals.

During the year ended 31 December 2005, $700,000 was recognised as an expense in the income statement in respect of operating leases (2004: $642,000).

21

Capital Commitments

As at 31 December 2005, the Group had entered into contracts to purchase property, plant and equipment for $3,612,000 (2004: $147,000). These commitments are expected to be settled in the following financial year.

22

Contingencies

In March 2005, the Company announced that it had settled all outstanding litigation with Cirrus Logic Inc. In October 2003, Cirrus Logic brought a suit against Wolfson Microelectronics plc and its subsidiary Wolfson Microelectronics, Inc. in the US District Court of Southern California in San Diego for patent infringement. Cirrus Logic subsequently initiated an investigation by the United States International Trade Commission (ITC), which terminated in February 2005.

Under a settlement agreement concluded in March 2005, the parties agreed to withdraw all outstanding claims and counterclaims in the US District Court proceedings and to apply to rescind the limited ITC exclusion order which had been issued in February 2005 in relation to one of the Cirrus Logic patents. That exclusion order was rescinded in May 2005.

23
Related parties

Identity of related parties

The Company has a related party relationship with its subsidiaries (see notes 10 and 24) and with its directors.

Transactions with key management personnel

Directors of the Company and their immediate relatives control 9.45% per cent of the voting ordinary shares of the Company. Information regarding the directors' shareholdings and share options is contained in the Directors' Remuneration Report on pages 15 to 22.

In addition to their salaries, the Group and Company also provide non-cash benefits to directors and contribute to a defined benefit pension plan on their behalf. The directors also participate in the Group's share option schemes (see note 17). Details of the directors' remuneration is contained in the Directors' Remuneration Report on pages 15 to 22.

Other related party transactions

During the year ended 31 December 2005, subsidiaries earned commission income from the Company of $3,400,000 (2004: $2,139,000) and the Company provided management services to the subsidiaries totalling $1,548,000 (2004: $450,000). As at 31 December 2005 the Company owed the subsidiaries $726,000 (2004: $338,000). No dividends were received from the subsidiaries in 2005 or in 2004.

24
Group Entities

Significant subsidiaries	Note	Country of incorporation	Ownership interest 2005 %	2004 %
Wolfson Microelectronics, Inc.	10	United States of America	**100**	100
Wolfson Microelectronics Pte. Ltd	10	Singapore	**100**	-

The principal activity of each of these subsidiaries is sales agency.

25
Accounting estimates and judgements

Management discussed with the Audit Committee the relevance, selection, implications and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

Key sources of estimation uncertainty

Employee post-employment benefits – defined benefit pensions

The determination of the Group's obligations and expense for defined benefit pensions is dependent on the selection, by the Board of directors, of assumptions used by the pension scheme actuary in calculating these amounts. The assumptions applied are described in note 17 and include, amongst others, the discount rate, the expected return on plan assets, rates of increase in salaries and mortality rates. While the directors consider that the assumptions are appropriate, significant differences in the actual experience or significant changes in assumptions may materially affect the amount of the Group's future pension obligations, actuarial gains and losses included in the statement of recognised income and expense in future years and the future personnel expenses.

Inventories

Inventories are stated at the lower of cost and net realisable value. Some items included in inventories are written down to their net realisable value based on assumptions about future demand and market conditions. If actual market conditions are less favourable than those projected by management, then inventory may be required to be written down by additional amounts.

26
Explanation of transition to IFRSs

As stated in note 1, these are the first annual financial statements for the Group and the Company to be prepared in accordance with IFRSs.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information for the year ended 31 December 2004 and in the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition) for the Group and for the Company.

In preparing its opening IFRS balance sheet and comparative information for the year ended 31 December 2004 the Group and the Company have adjusted amounts reported previously in financial statements prepared in accordance with their old basis of accounting (UK GAAP).

26

Explanation of transition to IFRSs (continued)

An explanation of how the transition from UK GAAP to IFRSs has affected the Group's and the Company's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity as at 1 January 2004

Group	Notes	UK GAAP $000	IFRS reclassifications $000	IFRS 2 $000	IAS 19 $000	IAS 12 $000	IFRSs $000
ASSETS							
Property, plant and equipment	a	23,689	(732)	-	-	-	**22,957**
Intangible assets	a	-	732	-	-	-	**732**
Deferred tax assets	b, f, g	-	240	1,140	1,551	11,918	**14,849**
Total non-current assets		23,689	240	1,140	1,551	11,918	**38,538**
Inventories		8,859	-	-	-	-	**8,859**
Trade and other receivables	b	17,352	(240)	-	-	-	**17,112**
Cash and cash equivalents		46,474	-	-	-	-	**46,474**
Total current assets		72,685	(240)	-	-	-	**72,445**
Total assets		**96,374**	**-**	**1,140**	**1,551**	**11,918**	**110,983**
EQUITY							
Issued capital		174	-	-	-	-	**174**
Share premium account		47,839	-	-	-	-	**47,839**
Capital redemption reserve		497	-	-	-	-	**497**
Retained earnings	h	14,145	-	1,140	(3,620)	11,918	**23,583**
Total equity		62,655	-	1,140	(3,620)	11,918	**72,093**
LIABILITIES							
Interest-bearing loans and borrowings		19,021	-	-	-	-	**19,021**
Employee benefits	e	-	-	-	5,171	-	**5,171**
Total non-current liabilities		19,021	-	-	5,171	-	**24,192**
Interest-bearing loans and borrowings		2,333	-	-	-	-	**2,333**
Income tax payable	c	-	642	-	-	-	**642**
Trade and other payables	c	12,365	(642)	-	-	-	**11,723**
Total current liabilities		14,698	-	-	-	-	**14,698**
Total liabilities		33,719	-	-	5,171	-	**38,890**
Total equity and liabilities		**96,374**	**-**	**1,140**	**1,551**	**11,918**	**110,983**

26

Explanation of transition to IFRSs (continued)

Reconciliation of equity as at 1 January 2004

Company	Notes	UK GAAP $000	IFRS reclassifications $000	IFRS 2 $000	IAS 19 $000	IAS 12 $000	IFRSs $000
ASSETS							
Property, plant and equipment	a	23,657	(732)	-	-	-	**22,925**
Intangible assets	a	-	732	-	-	-	**732**
Deferred tax assets	b, f, g	-	240	1,140	1,551	11,918	**14,849**
Total non-current assets		23,657	240	1,140	1,551	11,918	**38,506**
Inventories		8,859	-	-	-	-	**8,859**
Trade and other receivables	b	17,501	(240)	-	-	-	**17,261**
Cash and cash equivalents		46,336	-	-	-	-	**46,336**
Total current assets		72,696	(240)	-	-	-	**72,456**
Total assets		**96,353**	**-**	**1,140**	**1,551**	**11,918**	**110,962**
EQUITY							
Issued capital		174	-	-	-	-	**174**
Share premium account		47,839	-	-	-	-	**47,839**
Capital redemption reserve		497	-	-	-	-	**497**
Retained earnings	h	14,145	-	1,140	(3,620)	11,918	**23,583**
Total equity		62,655	-	1,140	(3,620)	11,918	**72,093**
LIABILITIES							
Interest-bearing loans and borrowings		19,021	-	-	-	-	**19,021**
Employee benefits	e	-	-	-	5,171	-	**5,171**
Total non-current liabilities		19,021	-	-	5,171	-	**24,192**
Interest-bearing loans and borrowings		2,333	-	-	-	-	**2,333**
Income tax payable	c	-	642	-	-	-	**642**
Trade and other payables	c	12,344	(642)	-	-	-	**11,702**
Total current liabilities		14,677	-	-	-	-	**14,677**
Total liabilities		33,698	-	-	5,171	-	**38,869**
Total equity and liabilities		**96,353**	**-**	**1,140**	**1,551**	**11,918**	**110,962**

26

Explanation of transition to IFRSs (continued)

Reconciliation of equity as at 31 December 2004

Group	Notes	UK GAAP $000	IFRS reclassifications $000	IFRS 2 $000	IAS 19 $000	IAS 12 $000	IFRSs $000
ASSETS							
Property, plant and equipment	a	29,900	(703)	-	-	-	**29,197**
Intangible assets	a	-	703	-	-	-	**703**
Deferred tax assets	b, f,g	-	4,133	1,133	2,310	3,668	**11,244**
Total non-current assets		29,900	4,133	1,133	2,310	3,668	**41,144**
Inventories		17,964	-	-	-	-	**17,964**
Income tax receivable	c	-	2,720	-	-	-	**2,720**
Trade and other receivables	b, c	25,792	(6,853)	-	-	-	**18,939**
Cash and cash equivalents		44,232	-	-	-	-	**44,232**
Total current assets		87,988	(4,133)	-	-	-	**83,855**
Total assets		**117,888**	**-**	**1,133**	**2,310**	**3,668**	**124,999**
EQUITY							
Issued capital		180	-	-	-	-	**180**
Share premium account		49,142	-	-	-	-	**49,142**
Capital redemption reserve		497	-	-	-	-	**497**
Retained earnings	h	35,433	-	1,133	(5,391)	3,668	**34,843**
Total equity		85,252	-	1,133	(5,391)	3,668	**84,662**
LIABILITIES							
Interest-bearing loans and borrowings		18,170	-	-	-	-	**18,170**
Employee benefits	e	-	-	-	7,930	-	**7,930**
Total non-current liabilities		18,170	-	-	7,930	-	**26,100**
Interest-bearing loans and borrowings		2,266	-	-	-	-	**2,266**
Trade and other payables	e	12,200	-	-	(229)	-	**11,971**
Total current liabilities		14,466	-	-	(229)	-	**14,237**
Total liabilities		32,636	-	-	7,701	-	**40,337**
Total equity and liabilities		**117,888**	**-**	**1,133**	**2,310**	**3,668**	**124,999**

26

Explanation of transition to IFRSs (continued)

Reconciliation of equity as at 31 December 2004

Company	Notes	UK GAAP $000	IFRS reclassifications $000	IFRS 2 $000	IAS 19 $000	IAS 12 $000	IFRSs $000
ASSETS							
Property, plant and equipment	a	29,880	(703)	-	-	-	**29,177**
Intangible assets	a	-	703	-	-	-	**703**
Deferred tax assets	b, f, g	-	4,133	1,133	2,310	3,668	**11,244**
Total non-current assets		29,880	4,133	1,133	2,310	3,668	**41,124**
Inventories		17,964	-	-	-	-	**17,964**
Income tax receivable	c	-	2,720	-	-	-	**2,720**
Trade and other receivables	b, c	25,774	(6,853)	-	-	-	**18,921**
Cash and cash equivalents		44,135	-	-	-	-	**44,135**
Total current assets		87,873	(4,133)	-	-	-	**83,740**
Total assets		**117,753**	**-**	**1,133**	**2,310**	**3,668**	**124,864**
EQUITY							
Issued capital		180	-	-	-	-	**180**
Share premium account		49,142	-	-	-	-	**49,142**
Capital redemption reserve		497	-	-	-	-	**497**
Retained earnings	h	35,028	-	1,133	(5,391)	3,668	**34,438**
Total equity		84,847	-	1,133	(5,391)	3,668	**84,257**
LIABILITIES							
Interest-bearing loans and borrowings		18,170	-	-	-	-	**18,170**
Employee benefits	e	-	-	-	7,930	-	**7,930**
Total non-current liabilities		18,170	-	-	7,930	-	**26,100**
Interest-bearing loans and borrowings		2,266	-	-	-	-	**2,266**
Trade and other payables	e	12,470	-	-	(229)	-	**12,241**
Total current liabilities		14,736	-	-	(229)	-	**14,507**
Total liabilities		32,906	-	-	7,701	-	**40,607**
Total equity and liabilities		**117,753**	**-**	**1,133**	**2,310**	**3,668**	**124,864**

26

Explanation of transition to IFRSs *(continued)*

Notes to the reconciliation of equity and reconciliation of profit

(a) Computer software costs were capitalised as tangible fixed assets under UK GAAP. In accordance with IFRS, computer software costs are capitalised as intangible assets. This resulted in the reclassification from property, plant and equipment to intangible assets.

(b) IFRS requires deferred tax asset balances to be shown as a separate line item on the face of the balance sheet within non-current assets. Under UK GAAP deferred tax asset balances were included within current assets under the heading "debtors".

(c) IFRS requires income taxes payable and receivable to be shown as separate line items on the face of the balance sheet. These items were not shown separately within current liabilities or current assets respectively on the face of the balance sheet in the financial statements prepared in accordance with UK GAAP. Therefore income tax payable as at 1 January 2004 of $642,000 has been reclassified from trade and other payables to a separate line item within current liabilities on the face of the balance sheets. Income tax receivable of $2,720,000 as at 31 December 2004 has been reclassified from trade and other receivables to a separate line item within current assets on the face of the balance sheets.

(d) The Group and the Company applied IFRS 2 to its active share-based payment arrangements, which are share option schemes, at 1 January 2005 except for share options granted before 7 November 2002 and those arrangements granted after 7 November 2002 which had vested before 1 January 2005. The Group has granted equity-settled share-based payments (share options) in 2004 and 2005 and in prior years.

The Group and the Company accounted for these share-based payment arrangements at intrinsic value under UK GAAP. However, under IFRS, the fair value of share options granted is recognised as an expense over the vesting period with a corresponding increase in equity. The expense represents the employee services received over the period (refer to note 1, accounting policy o (iii)).

The adoption of IFRS 2 is equity-neutral for equity-settled transactions. A tax deduction for the consumption of employee services received as consideration for share options granted will be obtained when the share options are exercised.

In the year ended 31 December 2004 the deferred tax asset relating to the share options granted after 7 November 2002, was reduced by $7,000 and this charge was recognised in the income statement.

(e) Under UK GAAP, pension costs relating to the defined benefit pension plan were recognised so as to spread the cost of the contributions to the scheme over the anticipated average service lives of the employees. Under International Accounting Standard 19 ("IAS 19") 'Employee Benefits', the fair value of the net obligation of the defined benefit pension plan is recognised in the Group's and the Company's financial statements. The movement in the net liability for defined benefit obligation is split between the income statement (in operating expenses and net financing costs) and the statement of recognised income and expense.

In accordance with IFRS 1, the cumulative actuarial gains and losses existing at 1 January 2004 have been recognised for the defined benefit pension scheme.

In accordance with the amendment to IAS 19 which was issued in December 2004, the Group's and the Company's accounting policy is to recognise actuarial gains and losses that arise subsequent to 1 January 2004 in full immediately in the statement of recognised income and expense.

The movement on deferred tax on the net pension liability is allocated between the income statement and the statement of recognised income and expense in proportion with the relevant underlying movement in the net pension liability.

(f) The Group and the Company granted share options before 7 November 2002 and some of these vested before 1 January 2005. As at 1 January 2004, the Group's date of transition to IFRS, a deferred tax asset arose in respect of the share options granted before 7 November 2002 which had not been exercised by 1 January 2004. This deferred tax asset, of $11,918,000, has been recognised in equity as at 1 January 2004.

In accordance with International Accounting Standard 12 'Income Taxes' ("IAS 12"), the deferred tax asset in respect of these share options is re-estimated at each reporting period end to take account of changes in the intrinsic value of the Company's shares and those share options which have been exercised in the period.

No deferred tax asset was recognised in respect of these unexercised share options in the financial statements prepared in accordance with UK GAAP.

(g) The effect on the income statement of the adoption of IAS 12 for the year ended 31 December 2004 was to reduce the previously reported income tax credit for the period, of $4,535,000 by $9,060,000 to give a total income tax expense for the year of $4,525,000. This amount represents tax credits for the tax relief that arose on the exercise of employee share options (which were granted prior to 7 November 2002). These tax credits were recognised in the income statement under UK GAAP but such tax relief is recognised within the deferred tax asset balance under IFRS and movements in the related deferred tax asset are recognised directly in equity rather than in the income statement.

26
Explanation of transition to IFRSs (continued)

(h) The effect of the above adjustments on the Group's and on the Company's retained earnings is as follows:

	Notes	Group and Company As at 31 December 2004 $000	As at 1 January 2004 $000
Employee benefits: share-based payments	d	1,133	1,140
Employee benefits: defined benefit plan	e	(5,391)	(3,620)
Deferred tax	f	3,668	11,918
Total adjustment to equity – (decrease) / increase		**(590)**	**9,438**

Reconciliation of profit for the year ended 31 December 2004

Group	UK GAAP $000	IFRS 2 Note (d) $000	IAS 19 Note (e) $000	IAS 12 Note (g) $000	IFRSs $000
Revenue	119,294	-	-	-	**119,294**
Cost of sales	(60,530)	-	-	-	**(60,530)**
Gross profit	58,764	-	-	-	**58,764**
Distribution and selling costs	(13,479)	(657)	18	-	**(14,118)**
Research and development expenses	(15,911)	(597)	61	-	**(16,447)**
Administrative expenses	(12,622)	(263)	(53)	-	**(12,938)**
Operating profit before financing costs	16,752	(1,517)	26	-	**15,261**
Financial income	1,218	-	431	-	**1,649**
Financial expenses	(1,217)	-	(599)	-	**(1,816)**
Net financing income / (costs)	1	-	(168)	-	**(167)**
Profit before tax	16,753	(1,517)	(142)	-	**15,094**
Income tax income / (expense)	4,535	(7)	42	(9,060)	**(4,490)**
Profit for the year	**21,288**	**(1,524)**	**(100)**	**(9,060)**	**10,604**

26
Explanation of transition to IFRSs (continued)
Notes to the reconciliation of equity for the Company:

Reconciliation of profit for the Company for the year ended 31 December 2004

	Notes	$000
UK GAAP Profit after tax		20,883
Reconciling items:		
IFRS 2: share-based payments expense	d	(1,484)
IAS 19: defined benefit plan – current service cost adjustment	e	26
IAS 19: defined benefit plan – interest on obligation	e	(599)
IAS 19: defined benefit plan – expected return on assets	e	431
IAS 19: defined benefit plan – deferred tax movement on pension obligation recognised in income statement	e	42
IAS 12: deferred tax movement on share options exercised	g	(9,060)
Adopted IFRS Profit after tax		**10,239**

Explanation of material adjustments to the cash flow statement for the year ended 31 December 2004

The main adjustment to the cash flow statement for the Group and for the Company, as a result of the transition to IFRS, is the inclusion of income taxes paid of $2,720,000 for the year ended 31 December 2004 in the net cash inflow from operating activities. These amounts were included as a separate category of cash outflow in the cash flow statements reported for this period in accordance with UK GAAP.

Principal Bankers

Bank of Scotland

The Mound
Edinburgh
EH1 1YZ

Auditors

KPMG Audit Plc

Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EG

Legal Advisers

Wilmer Cutler Pickering Hale & Dorr LLP

Alder Castle
10 Noble Street
London
EC2V 7QJ

Shepherd & Wedderburn WS

Saltire Court
20 Castle Terrace
Edinburgh
EH1 2ET

Registrar

Lloyds TSB Registrars

PO Box 28448
Finance House
Orchard Brae
Edinburgh
EH4 1WQ

Lloyds TSB Registrars offer a portfolio service which gives shareholders online access to information on their investments including balance movements and indicative share prices. See **www.shareview.co.uk** for further details.

For UK shareholders wishing to deal in their shares in Wolfson Microelectronics plc, one option is to use an internet and telephone dealing service available through Lloyds TSB Registrars. At the time of printing, commission is 0.5% with a minimum charge of £17.50 for internet dealing and £20 for telephone dealing. For internet sales, log on to **www.shareview.co.uk/dealing**
For telephone sales, call 0870 850 0852 between 8.30am – 4.30pm Monday to Friday. You will need your shareholder reference number shown on your share certificate.

Registered Office:

Wolfson Microelectronics plc

Westfield House
26 Westfield Road
Edinburgh
EH11 2QB
United Kingdom

Tel: +44 131 272 7000
Fax: +44 131 272 7001

Japan

Wolfson Microelectronics plc

6F Shinbashi 29 Mori Building
4-2-1 Shinbashi
Minato-ku
Tokyo 105-0004
Japan

Wolfson Microelectronics plc

6F Honmachi Executive Office,
3-5-3 Minami-Honmachi
Chuo-ku
Osaka 541-0054
Japan

North America

Wolfson Microelectronics, Inc.

16875 West Bernardo Drive
Suite 280
San Diego
CA 92127
USA

Wolfson Microelectronics, Inc.

245 First Street
Suite 1800
Cambridge
MA 02142
USA

Taiwan

Wolfson Microelectronics plc

2F, No. 39, Alley 20
Lane 407, Sec. 2
Tiding Boulevard
NeiHu District
114 Taipei
Taiwan

Korea

Wolfson Microelectronics plc

#502 Deokheung Building
1328-10, Seocho-Dong
Seocho-Gu
Seoul 137-858
South Korea

China

Wolfson Microelectronics plc

Room 1911
Cyber Times Tower A
Tianan Cyber Park
Futian District
Shenzhen
China

Wolfson Microelectronics plc

Unit E2
8F Zhao Fong Universe Building No. 1800
Zhongshan West Road
200233 Shanghai
China

Singapore

Wolfson Microelectronics Pte Ltd

#05-02 United Square
101 Thomson Road
Singapore 307951

eNews

Wolfson's Making Waves eNewsletter will keep you up-to-date with our latest product news, application tools and events. *Registering for this service is easy at* **www.wolfsonmicro.com/enews**



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FI-AR-0002-03/06

Regulatory Announcement

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Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:24 24-Feb-06
Number	9360Y

RNS Number:9360Y
Wolfson Microelectronics PLC
24 February 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
24 February 2006

Section 198 Notification

The Company was notified on 24 February 2006 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 5,614,063 ordinary shares in the Company ("Shares"), representing 4.9% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Bank of New York Brussels	FIL	71,300
Brown Bros Harrimn Ltd Lux	FIL	203,435
JP Morgan, Bournemouth	FIL	192,557
JP Morgan, Bournemouth	FISL	855,202
Brown Bros Harrimn & Co	FMRCO	2,000,000
State Street Bank and Tr Co	FMRCO	150,000
Bank of New York Brussels	FPM	356,800
Bankers Trust London	FPM	141,200
Clydesdale Bank plc	FPM	45,300
JP Morgan, Bournemouth	FPM	274,600
Mellon Bank	FPM	282,000
Midland Securities Services	FPM	63,700
Northern Trust London	FPM	750,380
State Str Bk and Tr Co Ldn	FPM	227,589
Total Ordinary Shares		5,614,063

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	09:30 02-Mar-06
Number	1790Z

RNS Number:1790Z
Wolfson Microelectronics PLC
02 March 2006

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
2 March 2006

Section 198 Notification

The Company was notified on 1 March 2006 by AEGON UK plc Group of Companies (''Aegon''), pursuant to s. 198 Companies Act 1985, that its interest in the Company is 5,699,534 ordinary shares in the Company ("Shares"), representing 5.02% of the issued share capital of the Company. ''Aegon'' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited all having a place of business at Edinburgh Park, Edinburgh EH12 9SE. The holding is registered as follows:

Nominee/Registered Name	Shares Held
Chase Nominees Limited	5,699,534
Total Ordinary Shares	5,699,534

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	13:45 02-Mar-06
Number	2054Z

RNS Number:2054Z
Wolfson Microelectronics PLC
02 March 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
2 March 2006

Section 198 Notification

The Company was notified on 2 March 2006 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 4,394,832 ordinary shares in the Company ("Shares"), representing 3.87% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Bank of New York Brussels	FIL	28,200
Brown Bros Harrimn Ltd Lux	FIL	174,935
JP Morgan, Bournemouth	FIL	192,557
JP Morgan, Bournemouth	FISL	737,302
Brown Bros Harrimn & Co	FMRCO	2,000,000
State Street Bank and Tr Co	FMRCO	150,000
Bank of New York Brussels	FPM	222,200
Bankers Trust London	FPM	55,900
Clydesdale Bank plc	FPM	33,100
JP Morgan, Bournemouth	FPM	108,969
Mellon Bank	FPM	130,400
Midland Securities Services	FPM	25,200
Northern Trust London	FPM	416,880
State Str Bk and Tr Co Ldn	FPM	119,189
Total Ordinary Shares		4,394,832

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Nofication Aqu of Shares
Released	07:01 08-Mar-06
Number	4548Z

RNS Number:4548Z
Wolfson Microelectronics PLC
08 March 2006

8th March 2006

Wolfson Microelectronics plc ("the Company")

Notification of the acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust ("the Trust")

On 7th March 2006 the Trust purchased 324,782 ordinary shares of 0.1 pence each in the Company at a price of £4.002678 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the Trust as some of the members of the class of discretionary beneficiaries of the Trust:

Alastair David Milne

George Reginald Elliott

James Robert Craig Reid

John Martin Urwin

This notification is made in accordance with Disclosure Rule 3.1.4R(1)(a) and Disclosure Rule 3.1.4R(1)(b).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

wolfson

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Contingent Share Awards
Released	14:15 10-Mar-06
Number	6334Z

RNS Number:6334Z
Wolfson Microelectronics PLC
10 March 2006

Edinburgh, 10th March 2006

Wolfson Microelectronics plc ("the Company")

Notification of grant of contingent share awards to directors and other persons discharging managerial responsibility ("PDMRs")

On 10th March 2006, in accordance with The Wolfson Microelectronics plc Performance Share Plan, the Company made contingent share awards to the directors and other PDMRs as detailed below. The shares awarded are ordinary shares of 0.1 pence each in the Company. No payment was made in respect of the grant of awards.

Name	No. ordinary shares
Alastair David Milne	11,554
George Reginald Elliott	7,807
James Robert Craig Reid	7,807
John Martin Urwin	7,807
Nathaniel Edington	6,245
Julian Hayes	5,933
Colman Clarke	5,777

Each of the awards will normally vest following the end of a three year performance period ending 31 December 2008 and then only to the extent that the defined performance conditions have been achieved. For this reason, the awards will not be aggregated with existing shareholdings of the above-mentioned directors and other PDMRs unless and until the awards vest.

In relation to Messrs Milne, Elliott, Reid and Urwin, this notification is made in accordance with Disclosure Rule 3.1.4R(1)(a) and Disclosure Rule 3.1.4R(1)(b).

In relation to Messrs Edington, Hayes and Clarke, this notification is made in accordance with Disclosure Rule 3.1.4R(1)(a).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

This information is provided by RNS
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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	16:14 10-Mar-06
Number	6512Z

RNS Number:6512Z
Wolfson Microelectronics PLC
10 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/ director

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

DAVID JOHN CAREY

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.08%

13. Price per share or value of transaction

£4.035 PER SHARE

14. Date and place of transaction

9 MARCH 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,581,657 ORDINARY SHARES REPRESENTING 4.03% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

9 MARCH 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes:

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Fiona Murdoch, Company Secretary ________________________________

Date of notification : 10th March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	12:11 14-Mar-06
Number	7664Z

RNS Number:7664Z
Wolfson Microelectronics PLC
14 March 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
14 March 2006

Section 198 Notification

The Company was notified on 14 March 2006 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that it no longer has a notifiable interest in the Company. The notification was also given in respect of Edward C Johnson 3rd, a principal shareholder of FMR and FIL.

This information is provided by RNS
The company news service from the London Stock Exchange

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wolfson

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	09:00 16-Mar-06
Number	8777Z

RNS Number:8777Z
Wolfson Microelectronics PLC
16 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/ director

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

DAVID JOHN CAREY | N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.08%

13. Price per share or value of transaction

£4.14 PER SHARE

14. Date and place of transaction

15 MARCH 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,481,657 ORDINARY SHARES REPRESENTING 3.94% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

15 MARCH 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant

20. Description of shares or

of the option

debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Fiona Murdoch, Company Secretary ________________________________

Date of notification : 16th March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	09:00 17-Mar-06
Number	9614Z

wolfson microelectronics

RNS Number:9614Z
Wolfson Microelectronics PLC
17 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/ director

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

DAVID JOHN CAREY

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.08%

13. Price per share or value of transaction

£4.25 PER SHARE

14. Date and place of transaction

16 MARCH 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,381,657 ORDINARY SHARES REPRESENTING 3.86% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

16 MARCH 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant

20. Description of shares or

of the option | debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Fiona Murdoch, Company Secretary ______________________________

Date of notification : 17th March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	09:00 21-Mar-06
Number	0993A

RNS Number:0993A
Wolfson Microelectronics PLC
21 March 2006

Edinburgh, 21st March 2006

Wolfson Microelectronics plc ("the Company")

Notification of beneficial interests in shares acquired by directors and other persons discharging managerial responsibility ("PDMRs")

On 20th March 2006, in accordance with the terms of The Wolfson Microelectronics plc Executive Shared Ownership Plan ("the ExSOP"), a beneficial interest in the following number of ordinary shares of 0.1 pence each in the Company was acquired for a consideration of 1 penny per share by the following executive directors and other PDMRs.

Name	No. ordinary shares	% of issued share capital
Alastair David Milne	34,664	0.03%
George Reginald Elliott	23,421	0.02%
James Robert Craig Reid	23,421	0.02%
John Martin Urwin	23,421	0.02%
Nathaniel Edington	18,737	0.01%
Julian Hayes	17,800	0.01%
Colman Clarke	17,332	0.01%

The registered shareholder of the shares is Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust) and the beneficial interest is held jointly by the individual and Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The interests in these ordinary shares are subject to the terms of an agreement in the form set out in the ExSOP between (1) Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust), (2) the individual and (3) Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

Under this agreement, following the end of a three year performance period ending 31 December 2008, and only to the extent to which the defined performance conditions have been achieved, the individual will benefit from any further growth in the value of such ordinary shares (less interest on the initial market value of such shares).

As a result of this award the total number of ordinary shares in which each of the executive directors and other PDMRs now holds a beneficial interest is:

Name	Total no. ordinary shares	% of issued share capital

Alastair David Milne	3,292,787	2.9%
George Reginald Elliott	222,944	0.19%
James Robert Craig Reid	1,433,721	1.26%
John Martin Urwin	445,124	0.39%
Nathaniel Edington	18,737	0.01%
Julian Hayes	207,800	0.18%
Colman Clarke	245,032	0.21%

The Company was notified of the transactions on 20th March 2006. In relation to Messrs Milne, Elliott, Reid and Urwin, this notification is made in accordance with Disclosure Rule 3.1.4R(1)(a) and Disclosure Rule 3.1.4R(1)(b). In relation to Messrs Edington, Hayes and Clarke, this notification is made in accordance with Disclosure Rule 3.1.4R(1)(a).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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wolfson

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	09:01 21-Mar-06
Number	0996A

RNS Number:0996A
Wolfson Microelectronics PLC
21 March 2006

Edinburgh, 21st March 2006

Wolfson Microelectronics plc ("the Company")

Notification of decrease in interests of directors in shares held by The Wolfson Microelectronics No. 1 Employees Share Trust ("the Trust")

On 20th March 2006, the Company was notified by Abacus Corporate Trustee Limited (in its capacity as trustee of the Trust) that on 20th March 2006 it had entered into certain joint ownership agreements pursuant to The Wolfson Microelectronics plc Executive Shared Ownership Plan ("the ExSOP"). Under these agreements, the Trust transferred the beneficial interest in a total of 243,112 ordinary shares in the Company of 0.1 pence each in order to give effect to ExSOP awards made to the Company's executive directors and other senior managers.

As a result of the making of these ExSOP awards, the executive directors' potential interests in the ordinary shares held by the Trust have decreased, with no consideration passing to or from the executive directors as a result, as follows:

Director	Potential interest in ordinary shares prior to ExSOP awards	Decrease in interest (no. ordinary shares)	Potential interest in ordinary shares following ExSOP awards
Alastair David Milne	324,782	208,448	116,334
George Reginald Elliott	324,782	219,691	105,091
James Robert Craig Reid	324,782	219,691	105,091
John Martin Urwin	324,782	219,691	105,091

This notification is made in accordance with Disclosure Rule 3.1.4R(1)(b).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

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wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of AGM
Released	17:18 23-Mar-06
Number	3149A

RNS Number:3149A
Wolfson Microelectronics PLC
23 March 2006

Wolfson Microelectronics plc
23 March 2006

Wolfson Microelectronics plc
AGM NOTICE

Copies of the Wolfson Microelectronics plc ("the Company") Notice of Annual General Meeting 2006 have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The information set out below is being provided by the Company to its shareholders along with its 2005 Annual Report and Accounts.

Directors' shareholdings

The directors' interests in the Company's ordinary shares of 0.1 pence, which excludes interests under the share option schemes, are as set out below:

	At 1 January 2005	Shares acquired on exercise of share options (1 January 2005-31 December 2005)	Shares acquired (1 January 2005-31 December 2005)	Shares disposed (1 January 2005-31 December 2005)	At 31 December 2005	At 23 February 2006
	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares
DJ Carey	4,781,657	-	-	(100,000)	4,681,657	4,681,657
AD Milne	3,064,523	1,150,000	-	(956,400)	3,258,123	3,258,123
JRC Reid	1,790,300	120,000	-	(300,000)	(a)1,610,300	(c)1,410,300
JM Urwin	460,303	521,400	-	(360,000)	621,703	421,703
GR Elliott	9,523	600,000	-	(210,000)	399,523	199,523
BM Rose	23,809	-	-	-	23,809	23,809
RK Graham	11,324	-	-	-	(b) 11,324	(b) 11,324

R Eckelmann	-	-	15,000	-	15,000	15,000
	10,141,439	2,391,400	15,000	(1,926,400)	10,621,439	10,021,439

(a) Of these ordinary shares: 1,410,300 are held in the name of JRC Reid; 150,000 are held in the name of M Reid, JRC Reid's wife in her own name; 25,000 are held in the name of M Reid for A Reid, JRC Reid's son; and 25,000 are held in the name of M Reid for L Reid, JRC Reid's daughter.

(b) Of these ordinary shares: 9,524 are held in the name of RK Graham and 1,800 are held by a trust in which RK Graham has a third beneficial interest.

(c) The 200,000 ordinary shares disposed of were disposed of by M Reid, 150,000 of which were held in her name; 25,000 of which were held in her name for A Reid, JRC Reid's son; and 25,000 of which were held in her name for L Reid, JRC Reid's daughter.

Substantial Shareholdings

As at 14th March 2006, the Company had been notified of the following interests in 3% or more of the ordinary share capital of the Company:

	Number of ordinary shares	%
D J Carey	4,581,657	4.03
AEGON UK plc	5,699,534	5.02
Barclays PLC	3,431,601	3

Enquiries:

Fiona Murdoch 0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2006 MAR 29 P 3:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	03	2006	10	03	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	4,500	8,332	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	173.25 PENCE	204.5 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): MICHELE ROSSITTO Address: 16/3 EASTER DALRY ROAD EDINBURGH UK Postcode: EH11 2TS	ORDINARY	4,916
Name(s): HOLGER HAIPLIK Address: 10 PARHAM WALK, GRANGE PARK, SWINDON UK Postcode: SN5 6EQ	ORDINARY	3,750
Name(s): BRIAN McLEAN Address: 2449 PINE VALLEY GLEN, ESCONDIDO, CALIFORNIA 92026, USA UK Postcode:	ORDINARY	4,166
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10/3/06

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

WESTFIELD HOUSE 26 WESTFIELD RD,
EDINBURGH EH11 2QB
Tel 0131 272 7000

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	13	03	2006	13	03	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	13,250	750	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) DAVID VEARN	Class of shares allotted	Number allotted
Address 9 PARK CLOSE, MALMESBURY, WILTSHIRE	ORDINARY	14,000
UK Postcode SN16 0ES		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13/3/06

** ~~A director~~ / secretary / adm~~inistrator / administrative receiver /~~ receiver / offic~~ial receiver / receiver manager / voluntary~~ arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

WESTFIELD HOUSE, 26 WESTFIELD RD,
EDINBURGH EH11 2QS
Tel 0312 72 7000
DX number DX exchange


Companies House
for the record

288c

Change of Particulars for Director or Secretary

Company Name: WOLFSON MICROELECTRONICS PLC
Company Number: SC089839

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of change of particulars: 14/03/2006

Name: John Martin URWIN
Date of Birth: 07/10/1960
Nationality: British
Occupation: Operations Director

Address: 97 Caiyside
Fairmilehead
Edinburgh
EH10 7HR


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	03	2006	14	03	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	13,250	750	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) DAVID DEACON	Class of shares allotted	Number allotted
Address 9 PACK CLOSE, MALMESBURY, WILTSHIRE	ORDINARY	14,000
UK Postcode SN16 0ES		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 17/03/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	03	2006	15	03	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	8,333	8,125	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
GRAEME DOCHERTY		
Address		
4 CRANHALL PLACE, LARBERT, FALKIRK	ORDINARY	625
UK Postcode FK5 4GD		
Name(s)	Class of shares allotted	Number allotted
TIM LU		
Address		
2F, N° 39, ALLEY 20, LANE 407, SEC. 2, TIDING BOULEVARD, NEIHU DISTRICT, 114 TAIPEI, TAIWAN	ORDINARY	15,833
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16/3/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


RECEIVED
2006 MAR 29 P 3:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	16	03	2006	16	03	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,250		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	173.25 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): BRUCE STEAD Address: 41/6 EASTER HERMITAGE, LEITH LINKS, EDINBURGH UK Postcode EH6 8DR	ORDINARY	625
Name(s): ANNE-MARIE HOLLAND Address: 18/8 MELVILLE TERRACE, EDINBURGH UK Postcode EH9 1LY	ORDINARY	625
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17/3/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	21	03	2006	21	05	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,600		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	20 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): DOUGLAS BRYCE	Class of shares allotted	Number allotted
Address: 19 MORTONHALL PARK GREEN, MORTONHALL EDINBURGH	ORDINARY	1,600
UK Postcode EH17 8SP		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/3/06

** A director / secretary / ~~administrator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	21	21
Month	03	03
Year	2006	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	47,000	3,250	4,166
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	15 PENCE	173.25 PENCE	204.5 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ANDREW CLINKSCALES	Class of shares allotted	Number allotted
Address: 24 CARFRAE PARK, EDINBURGH	ORDINARY	47,000
UK Postcode EH4 3SN		
Name(s): JEFFREY KOZMUS	Class of shares allotted	Number allotted
Address: 4 CORDIS STREET #2, CHARLESTOWN, MASSACHUSETTS 02129, USA	ORDINARY	2,500
UK Postcode		
Name(s): GARY HUNTER	Class of shares allotted	Number allotted
Address: 48 BURNGRANGE PARK, WEST CALDER, WEST LOTHIAN	ORDINARY	4,916
UK Postcode EH55 8HF		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/3/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

WESTFIELD HOUSE, 26 WESTFIELD RD
EDINBURGH EH11 2QB
Tel 0131 272 7000

DX number DX exchange


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22 / 03 / 2006	22 / 03 / 2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	6,250	1,250	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): KT KIM Address: 105-1105 HYUNDAE APT, 270 HAGYE-DONG, KWON-KU, SEOUL, KOREA UK Postcode	ORDINARY	7,500
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 23/3/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver /~~ official receiver / receiver ~~manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange



88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	03	2006	23	03	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	1,250	1,250	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) EADAOIN DOHERTY Address 2F3, 24 DEAN PARK STREET, EDINBURGH UK Postcode EH4 1JT	Class of shares allotted ORDINARY	Number allotted 1875
Name(s) RICHARD POTTER Address 2F3, 24 DEAN PARK STREET, EDINBURGH UK Postcode EH4 1JT	Class of shares allotted ORDINARY	Number allotted 625
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 24/3/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange